Form 10-K, Exhibit 13
period 1998-01-31
HIBBETT SPORTING GOODS INC
filed 1998-04-23
CIK 1017480

EXHIBIT 13.1

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
               (Dollars In Thousands, Except Per Share Amounts)

                                               January 31,        February 1,       February 3,       January 28,       January 29,
                                                   1998              1997              1996              1995             1994 (1)
                                               -----------        -----------       -----------       -----------       -----------
                                                (52 Weeks)        (52 Weeks)        (53 Weeks)        (52 Weeks)         (52 Weeks)
Income Statement Data :
Net sales                                      $   113,563        $    86,401       $    67,077       $    52,266       $    40,119
Cost of goods sold, including warehouse,
  distribution, and store occupancy costs           78,714             60,017            46,642            36,225            27,731
                                               -----------        -----------       -----------       -----------       -----------
    Gross profit                                    34,849             26,384            20,435            16,041            12,388

Store operating, selling, and administrative
  expenses                                          22,947             17,339  (2)       13,471            10,453             8,579
Depreciation and amortization                        2,286              1,821             1,322             1,066               932
                                               -----------        -----------       -----------       -----------       -----------
    Operating income                                 9,616              7,224             5,642             4,522             2,877

Interest expense, net                                    8              2,642             1,685  (3)          654               488
                                               -----------        -----------       -----------       -----------       -----------
  Income before provision for income
    taxes and extraordinary item                     9,608              4,582             3,957             3,868             2,389

Provision for income taxes                           3,675              1,752             1,514             1,479               920
                                               -----------        -----------       -----------       -----------       -----------
  Income before extraordinary item                   5,933              2,830             2,443             2,389             1,469

Extraordinary item, net                                  -             (1,093) (4)            -                 -                 -
                                               -----------        -----------       -----------       -----------       -----------
  Net income                                   $     5,933        $     1,737       $     2,443       $     2,389       $     1,469
                                               ===========        ===========       ===========       ===========       ===========

Earnings per common share (5) :
  Basic:
    Income before extraordinary item           $      0.95        $      0.62       $      0.42       $      0.37       $      0.23
    Extraordinary item, net                              -              (0.24) (4)            -                 -                 -
                                               -----------        -----------       -----------       -----------       -----------
    Net income                                 $      0.95        $      0.38       $      0.42       $      0.37       $      0.23
                                               ===========        ===========       ===========       ===========       ===========

  Diluted:
    Income before extraordinary item           $      0.93        $      0.61       $      0.42       $      0.37       $      0.23
    Extraordinary item, net                              -              (0.24) (4)            -                 -                 -
                                               -----------        -----------       -----------       -----------       -----------
    Net income                                 $      0.93        $      0.37       $      0.42       $      0.37       $      0.23
                                               ===========        ===========       ===========       ===========       ===========


Weighted average shares outstanding:
  Basic                                          6,227,415          4,552,118         5,820,763  (3)    6,504,521         6,504,521
  Diluted                                        6,362,755          4,671,268         5,838,267  (3)    6,504,521         6,504,521


Selected Operating Data :
Number of stores open at end of period :
Hibbett Sports                                         107                 77                56                52                41
Sports & Co.                                             4                  4                 3                 -                 -
Sports Additions                                         9                  8                 8                 8                 8
                                               -----------        -----------       -----------       -----------       -----------
  Total                                                120                 89                67                60                49
                                               ===========        ===========       ===========       ===========       ===========


Balance Sheet Data :
Working capital                                $    25,649        $    16,280       $    10,907       $     7,459       $     4,030
Total assets                                        53,366             40,358            36,702            22,787            17,507
Total debt                                               -                  -  (4)       31,912  (3)        5,328             6,179
Stockholders' investment (deficit)                  38,155             26,512  (4)       (8,093) (3)        8,259             5,871

FOOTNOTES (DOLLARS IN THOUSANDS):

(1) During fiscal year 1994, the Company changed its fiscal year from a twelve-month period ending January 31 to a 52-53 week period ending on the Saturday nearest to January 31.

(2) Includes a $513 pre-tax gain on the sale of the Company's former headquarters and distribution facility and a one-time pre-tax compensation expense of $462 related to stock options issued on August 1, 1996.

(3) In November 1995, the Company completed the Recapitalization. The Recapitalization included the repurchase and retirement of 5,609,836 shares of common stock for cash and debt and the issuance of 2,886,721 new shares of common stock and debt in exchange for cash. The Recapitalization resulted in a substantial increase in total debt outstanding and a deficit in stockholders' investment.

(4) During the third quarter of fiscal 1997 ended November 2, 1996, the Company completed its initial public offering with net proceeds of $32,868. In connection therewith, a substantial portion of the Company's long-term debt was repaid resulting in an extraordinary loss of $1,093 (net of applicable tax benefit of $677).

(5) The Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("EPS"), effective January 31, 1998, and restated EPS for all periods presented.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

  Hibbett is a rapidly-growing operator of full-line sporting goods stores in small to mid-sized markets in fourteen states in the southeastern United States. Hibbett's stores offer a broad assortment of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. The Company believes that its stores are among the primary retail distribution alternatives for brand name vendors that seek to reach Hibbett's target markets.

  As of January 31, 1998, the Company operated 107 Hibbett Sports stores as well as nine smaller-format Sports Additions athletic shoe stores and four larger-format Sports & Co. superstores. Hibbett's primary retail format and growth vehicle is Hibbett Sports, a 5,000 square foot store located primarily in enclosed malls as well as dominant strip center locations. Although competitors in some markets may carry product lines and national brands similar to Hibbett, the Company believes that its Hibbett Sports stores are typically the primary, full-line sporting goods retailers in their markets due to, among other factors, the extensive selection of traditional team and individual sports merchandise offered and a high level of customer service.

  Beginning in fiscal 1994, Hibbett accelerated its store opening rate to approximately 10 stores per year. In fiscal 1997 and 1998, the Company further accelerated its rate of new store openings to take advantage of the growth opportunities in its target markets. In fiscal 1998, the Company opened 31 new Hibbett Sports stores and two Sports Additions. The Company closed one Hibbett Sports store and one Sports Additions store in fiscal 1998.

  The Company's expansion strategy is to continue to open new Hibbett Sports stores in its target markets. The Company plans to open at least 42 Hibbett Sports stores in fiscal 1999.

  In fiscal 1996 and 1997, the Company increased its staffing levels in finance, merchandising, real estate, distribution and field management to support its expansion plans. In addition, in January 1996, the Company moved into its new headquarters and distribution center which has significant expansion potential to support the Company's growth for the foreseeable future. The Company expects to benefit from leveraging these additional costs over a larger store base as it continues to implement its expansion plans.

  In October 1996, the Company completed its initial public offering of 2,300,000 shares of common stock at the initial public offering price of $16.00 per share. The net proceeds to the Company of approximately $33.0 million were used to repay the subordinated notes and accrued interest thereon, to repay the term loan and accrued interest thereon, and to reduce borrowings under the revolving loan agreement.

  In October 1997, the Company completed a secondary public offering of 1,133,197 shares of common stock at the offering price of $27.75 per share. Of the 1,133,197 shares of common stock offered, 933,197 shares were offered by certain selling shareholders and 200,000 shares were offered by the Company. The net proceeds to the Company of approximately $4.8 million were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes.

  The Company operates on a 52 or 53 week fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for the fiscal years ended January 31, 1998, and February 1, 1997, include 52 weeks of operations while the fiscal year ended February 3, 1996, includes 53 weeks of operations. Hibbett is incorporated under the laws of the State of Delaware.


RESULTS OF OPERATIONS

  The following table sets forth consolidated statements of operations expressed as a percentage of net sales for the periods indicated:

                                                                             FISCAL YEAR ENDED
                                                          -----------------------------------------------------
                                                              January 31,       February 1,       February 3,
                                                                  1998              1997              1996
                                                                  ----              ----              ----

Net Sales                                                        100.0%            100.0%            100.0%
Cost of goods sold, including warehouse,
  distribution, and store occupancy costs                         69.3              69.5              69.5
                                                                 -----             -----             -----
Gross Profit                                                      30.7              30.5              30.5
Store operating, selling, and administrative expenses             20.2              20.1              20.1
Depreciation and amortization                                      2.0               2.1               2.0
                                                                 -----             -----             -----
Operating Income                                                   8.5               8.3               8.4
Interest expense, net                                              0.0               3.0               2.5
                                                                 -----             -----             -----
Income before provision for income taxes
  and extraordinary item                                           8.5               5.3               5.9
Provision for income taxes                                         3.3               2.0               2.3
                                                                 -----             -----             -----
Income before extraordinary item                                   5.2               3.3               3.6
Extraordinary item, net                                            0.0             ( 1.3)              0.0
                                                                 -----             -----             -----
Net income                                                         5.2%              2.0%              3.6%
                                                                ======            ======            ======

FISCAL 1998 COMPARED TO FISCAL 1997

  Net sales. Net sales increased $27.2 million, or 31.4%, to $113.6 million for the fifty-two weeks ended January 31, 1998, from $86.4 million for the fifty-two weeks ended February 1, 1997. The increase is attributable to the opening of thirty-one Hibbett Sports stores, two Sports Additions stores, and a 6.4% increase in comparable store net sales. The increase in comparable store net sales was due primarily to increased ladies and kids footwear and apparel sales as well as increased equipment sales and improved inventory processing at the distribution center. New stores and stores not in the comparable store net sales calculation accounted for $23.1 million of the increase in net sales and increases in comparable store net sales contributed $4.1 million. During fiscal 1998, the Company also closed one Hibbett Sports store and one Sports Additions store. Comparable store net sales data for the period reflect stores open throughout the period and the corresponding period of the prior fiscal year. Comparable store net sales reflect sales by the Company's traditional format stores only.

  Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $34.9 million, or 30.7% of net sales, in the fifty-two weeks ended January 31, 1998, as compared to $26.4 million, or 30.5% of net sales, in the prior fiscal year. The increase in gross profit as a percent to sales was the result of a slightly higher product margin combined with improved leveraging of warehouse and distribution costs over higher sales.

  Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $23.0 million, or 20.2% of net sales, in fiscal 1998 as compared to $17.3 million, or 20.1% of net sales, in fiscal 1997. Lower advertising costs in fiscal 1998 as a percent of sales were offset by higher public company related costs in the Company's first full year as a public company, as well as the costs associated with the opening of 33 new stores as compared to 22 new stores in the prior year.

  Depreciation and amortization. Depreciation and amortization as a percentage of net sales declined slightly to 2.0% in the fifty-two weeks ended January 31, 1998 from 2.1% in the prior year due to the increase in net sales.

  Interest expense, net. The $2.6 million decrease in net interest expense for the fifty-two weeks ended January 31, 1998 compared to the prior year period is primarily the result of the repayment of long-term debt with the proceeds of the initial public offering in October 1996.

FISCAL 1997 COMPARED TO FISCAL 1996

  Net sales. Net sales increased $19.3 million, or 28.8%, to $86.4 million for the fifty-two weeks ended February 1, 1997, from $67.1 million for the fifty-three weeks ended February 3, 1996. New stores and stores not in the comparable store net sales calculation accounted for $14.3 million of the increase in net sales and increases in comparable store net sales contributed $5.0 million. Excluding the effect of the additional week of sales in the prior year period, net sales increased 30.4%. The increase in sales in fiscal 1997 is attributable to the opening of twenty-one Hibbett Sports stores and one Sports & Co. superstore and a 10.2% increase in comparable store net sales for the 52 week comparable period. The increase in comparable store net sales was due primarily to increased footwear sales and improved inventory processing at the new distribution center.

  Gross profit. Gross profit was $26.4 million, or 30.5% of net sales, in the fifty-two weeks ended February 1, 1997, as compared to $20.4 million, or 30.5% of net sales, in the prior fiscal year. Improved leveraging of store occupancy costs over higher sales was offset by higher markdowns in the current year.

  Store operating, selling and administrative expenses. Store operating, selling and administrative expenses for the fifty-two weeks ended February 1, 1997 include a net gain of $533,000 on the disposal of assets which primarily relates to the $513,000 gain on the sale of the former headquarters and distribution facility. The net gain was substantially offset by a one-time compensation expense of approximately $462,000 related to the issuance of stock options on August 1, 1996. Excluding these items, store operating, selling and administrative expenses were $17.4 million, or 20.1% of net sales, for the fifty-two weeks ended February 1, 1997, as compared to $13.5 million, or 20.1% of net sales, for the fifty-three weeks in the year ago period.

  Depreciation and amortization. Depreciation and amortization as a percentage of net sales increased slightly to 2.1% in the fifty-two weeks ended February 1, 1997 from 2.0% in the prior year.

  Interest expense. The $957,000 increase in interest expense for the fifty-two weeks ended February 1, 1997 compared to the prior year is due primarily to the interest expense associated with the subordinated notes which were issued in connection with the Recapitalization in November 1995 (see Note 2 to the Consolidated Financial Statements) and, to a lesser extent, to an increase in borrowings under the revolving loan agreement to fund new store openings. In connection with the initial public offering, the Company repaid a substantial portion of its long-term debt.

  Extraordinary item, net. The $1.1 million extraordinary item is the result of the early extinguishment of debt with the proceeds of the initial public offering. This item is shown net of the applicable income tax benefit of $677,000.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales. Net sales increased $14.8 million, or 28.3%, to $67.1 million in fiscal 1996 from $52.3 million in fiscal 1995. This increase is attributable to the opening of four Hibbett Sports stores, three Sports & Co. superstores and one Sports Additions store, an increase in comparable store net sales of 6.2% and an additional week of sales as fiscal 1996 included 53 weeks of operations, offset in part by the closing of one Sports Additions store. The increase in comparable store net sales was due primarily to increased sales of footwear and apparel. New stores and stores not in the comparable store net sales calculation accounted for $11.8 million of the increase in net sales and increases in comparable store net sales contributed $3.0 million.

  Gross profit. Gross profit was $20.4 million, or 30.5% of net sales, in fiscal 1996 as compared to $16.0 million, or 30.7% of net sales, in fiscal 1995. The decline in gross profit as a percentage of net sales primarily resulted from higher distribution costs. In anticipation of its accelerated expansion plan, the Company increased staff positions at its distribution center, adding two senior distribution center managers. Additionally, distribution costs were higher as a result of the higher occupancy costs associated with the Company's new headquarters and distribution center.

  Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $13.5 million, or 20.1% of net sales, in fiscal 1996 as compared to $10.5 million, or 20.0% of net sales, in fiscal 1995. This increase as a percentage of net sales is primarily attributable to the costs associated with increasing the Company's corporate staff to support future growth, including the addition of one real estate professional, one loss prevention professional, one merchandise buyer and one visual merchandise manager.

  Depreciation and amortization. Depreciation and amortization as a percentage of net sales remained constant at 2.0% in fiscal 1996 and fiscal 1995.

  Interest expense. The $1.0 million increase in interest expense for fiscal 1996 is primarily due to the interest expense associated with the subordinated notes which were issued in connection with the Recapitalization, as discussed in the Notes to Consolidated Financial Statements, the increase in borrowings under the revolving loan agreement and the previous loan agreement to fund new store openings.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's capital requirements relate primarily to new store openings and working capital requirements. The Company's working capital requirements are somewhat seasonal in nature and typically reach their peak near the end of the third and the beginning of the fourth quarter of its fiscal year. Historically, the Company has funded its cash requirements primarily through cash flow from operations and borrowings under its revolving loan facilities.

  Net cash provided by (used in) operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Income before extraordinary item has increased in each of the last three fiscal years. In addition, the Company has continued to increase its inventory levels throughout these periods as the number of stores has increased and the larger Sports & Co. superstores have opened. These inventory increases were primarily financed with cash from operations in each of the last three fiscal years. These activities resulted in cash flows provided by (used in) operating activities of $1.5 million, $1.8 million, and $(158,000) in fiscal 1998, fiscal 1997, and fiscal 1996, respectively.

With respect to cash flows from investing activities, capital expenditures for fiscal 1998 were $4.6 million compared with $4.3 million in fiscal 1997 and $8.2 million in fiscal 1996. Capital expenditures in fiscal 1998 were primarily used to open 31 new Hibbett Sports stores and two Sports Additions stores. During fiscal 1997, the Company completed the sale-leaseback of its new headquarters and distribution center and the sale of the former headquarters and warehouse facilities. The Company used the proceeds of $5.3 million to (1) repay $4.3 million then outstanding under the senior subordinated notes issued to temporarily finance the new headquarters and distribution center, and (2) to fund its working capital requirements. The higher capital expenditures in fiscal 1996 resulted primarily from the construction of the new headquarters and distribution center for approximately $4.7 million.

  The Company estimates capital expenditures in fiscal 1999 to be approximately $6.4 million which will fund the opening of approximately 42 Hibbett Sports stores, remodel selected existing stores, and fund headquarters and distribution center related capital expenditures.

  Net cash provided by (used in) financing activities was $5.2 million, ($539,000), and $7.6 million in fiscal 1998, fiscal 1997, and fiscal 1996, respectively. Cash flows from financing activities have historically represented the Company's financing of its long-term growth. Proceeds from the Company's secondary public stock offering in October 1997 were $4.8 million. The proceeds were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes. In fiscal 1997, the Company used the net proceeds of $32.9 million from the initial public stock offering to repay long-term debt and revolving loan borrowings. The financing activities in fiscal 1996 related to the Recapitalization of the Company in November 1995 as discussed in the Notes to Consolidated Financial Statements.

  In October 1996, the Company entered into a new unsecured $20 million Revolving Credit Facility (the "Facility") provided by AmSouth Bank of Alabama. Borrowings under the Facility bear interest at the Company's option either at a base rate, a quoted cost of funds rate, or a LIBOR based rate. As of January 31,1998, the Company had no borrowings outstanding under the Facility which expires October 31, 1999. Based on its current operating and store opening plans, the Company believes that it can adequately fund its cash needs for the foreseeable future through borrowings under the Facility and cash generated from operations.


RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in stockholders' equity, and its components. This standard is not expected to have a significant impact on the Company's financial reporting in fiscal 1999.

  In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131, which supersedes SFAS Nos. 14,18, 24 and 30, establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

  In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits. SFAS No. 132, which supersedes SFAS Nos. 87, 88, and 106, standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS Nos. 87, 88 and 106, were issued. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

DIVIDEND POLICY

  The Company has never declared or paid any dividends on its common stock. The Company currently intends to retain its future earnings to finance the growth and development of its business and therefore does not anticipate declaring or paying cash dividends on its common stock for the foreseeable future. Any future decision to declare or pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other factors as the Board of Directors deems relevant.


YEAR 2000 COMPLIANCE

  The Company is in the process of evaluating its management and information systems to identify and address Year 2000 issues. Based on present information, management does not believe that its related costs with Year 2000 compliance will be material.


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

  The statements contained in this report that are not purely historical or which might be considered an opinion or projection concerning the Company or its business, whether express or implied, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the Company's expectations, intentions, plans or strategies regarding the future, including statements related to the Year 2000 issue. All forward-looking statements included in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those described or implied in such forward-looking statements because of, among other factors, the ability of the Company to execute its expansion plans, a shift in demand for the merchandise offered by the Company, the Company's ability to obtain brand name merchandise at competitive prices, the effect of regional or national economic conditions and the effect of competitive pressures from other retailers. In addition, the reader should consider the risk factors described from time to time in the Company's other documents and reports, including the factors described under
"Risk Factors" in the Company's Registration Statement on Form   S-1, filed with
the Securities and Exchange Commission on October 1, 1997, and any amendments thereto.


QUARTERLY FLUCTUATIONS

  The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales and operating income. The Company's net sales and operating income are typically higher in the fourth quarter due to sales increases during the holiday selling season. However, the seasonal fluctuations are mitigated by the strong product demand in the spring, summer and back-to-school sales periods. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, merchandise mix, the relative proportion of stores represented by each of the Company's three store concepts and demand for apparel and accessories driven by local interest in sporting events.

The following tables set forth certain unaudited financial data for the quarters indicated:

                      Unaudited Quarterly Financial Data
            (Dollar amounts in thousands, except per share amounts)

                                                             Fiscal Year Ended January 31, 1998
                                             --------------------------------------------------------------
                                                First            Second           Third            Fourth
                                             (13 Weeks)        (13 Weeks)       (13 Weeks)       (13 Weeks)
                                             ----------        ----------       ----------       ----------
  Net sales                                  $ 26,165          $ 26,393         $ 27,797         $ 33,208
  Gross profit                                  8,039             7,838            8,491           10,481
  Operating income                              2,281             1,611            2,193            3,531
  Net income                                 $  1,424          $    986         $  1,350         $  2,173
                                             ========          ========         ========         ========
  Basic earnings per common share (4) :
    Net income                               $   0.23          $   0.16         $   0.22         $   0.34
                                             ========          ========         ========         ========

  Diluted earnings per common share (4) :
    Net income                               $   0.23          $   0.16         $   0.21         $   0.33
                                             ========          ========         ========         ========


                                                             Fiscal Year Ended February 1, 1997
                                             --------------------------------------------------------------
                                                First            Second           Third            Fourth
                                             (13 Weeks)        (13 Weeks)       (13 Weeks)       (13 Weeks)
                                             ----------        ----------       ----------       ----------

  Net sales                                  $ 20,251         $ 18,768          $ 20,618         $ 26,764
  Gross profit                                  6,216            5,531             6,417            8,220
  Operating income                              2,429  (1)         725  (2)        1,543            2,527
  Income before extraordinary item                935             (109)              464            1,540
  Extraordinary item, net                           -                -            (1,093) (3)           -
  Net income                                 $    935          $  (109)         $   (629) (3)    $  1,540
                                             ========          =======          ========         ========

  Basic earnings per common share (4) :
    Income before extraordinary item         $   0.24          $ (0.03) (2)     $   0.11         $   0.25
    Extraordinary item, net                         -                -             (0.24) (3)           -
                                             --------          -------          --------         --------
    Net income                               $   0.24          $ (0.03) (2)     $  (0.13) (3)    $   0.25
                                             ========          =======          ========         ========


  Diluted earnings per common share (4) :
    Income before extraordinary item         $   0.24          $ (0.03) (2)     $   0.10         $   0.25
    Extraordinary item, net                         -                -             (0.24) (3)           -
                                             --------          -------          --------         --------
    Net income                               $   0.24          $ (0.03) (2)     $  (0.14) (3)    $   0.25
                                             ========          =======          ========         ========



  Footnotes (dollars in thousands):
  (1) In the first quarter of the fiscal year ended February 1, 1997, the Company recorded a $513 pre-tax gain on the sale of the Company's former headquarters and distribution facility. Excluding this gain, operating income would have been $1,916.

  (2) In the second quarter of the fiscal year ended February 1, 1997, the Company recorded a one-time compensation expense of $462 related to the issuance of stock options on August 1, 1996. Excluding this expense, operating income would have been $1,187.

  (3) In the third quarter of the fiscal year ended February 1, 1997, the Company completed its initial public offering with net proceeds of $32,868. In connection therewith, a substantial portion of the Company's long-term debt was repaid resulting in an extraordinary loss of $1,093, net of applicable tax benefit of $677.

  (4) The Company adopted Statement of Financial Accounting Standard No. 128, Earnings Per Share ("EPS"), effective January 31, 1998, and restated EPS for all periods presented.


In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (Dollars In Thousands)

                                                         January 31,   February 1,
                                                            1998          1997
                                                         -----------   -----------
Assets
  Current Assets:
     Cash and cash equivalents                             $  4,498    $  2,269
     Accounts receivable, net                                 1,839       2,097
     Inventories                                             33,267      24,521
     Prepaid expenses and other                                 603         485
     Refundable income taxes                                     47         128
     Deferred income taxes                                      606         626
                                                           --------    --------
                                                             40,860      30,126
                                                           --------    --------

  Property and Equipment:
     Land                                                        24          24
     Buildings                                                  216         216
     Equipment                                                6,903       5,798
     Furniture and fixtures                                   5,341       4,564
     Leasehold improvements                                   8,864       7,321
     Construction in progress                                 1,242         683
                                                           --------    --------
                                                             22,590      18,606
     Less accumulated depreciation & amortization            10,475       8,722
                                                           --------    --------
                                                             12,115       9,884
                                                           --------    --------

  Noncurrent Assets:
     Deferred income taxes                                      364         321
     Other, net                                                  27          27
                                                           --------    --------
                                                                391         348
                                                           --------    --------

                                                           $ 53,366    $ 40,358
                                                           ========    ========


Liabilities and Stockholders' Investment
  Current Liabilities:
     Accounts payable                                      $ 10,951    $ 10,381
     Accrued income taxes                                       860         436
     Accrued expenses:
        Payroll-related                                       1,813       1,875
        Other                                                 1,587       1,154
                                                           --------    --------
                                                             15,211      13,846
                                                           --------    --------

  Long-Term Debt                                                  -           -
                                                           --------    --------

  Commitments and Contingencies

  Stockholders' Investment:
     Preferred Stock, $.01 par value, 1,000,000 shares
        authorized, no shares outstanding                         -           -
     Common Stock, $.01 par value, 12,000,000 shares
        authorized, 6,393,977 and 6,134,261 shares issued
        and outstanding at January 31, 1998 and
        February 1, 1997, respectively                           64          61
     Paid-in capital                                         53,681      47,974
     Retained earnings (deficit)                            (15,590)    (21,523)
                                                           --------    --------
                                                             38,155      26,512
                                                           --------    --------

                                                           $ 53,366    $ 40,358
                                                           ========    ========


             The accompanying notes are an integral part of these
                         consolidated balance sheets.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars In Thousands, Except Per Share Amounts)

                                                January 31,   February 1,   February 3,
                                                   1998          1997          1996
                                                (52 Weeks)    (52 Weeks)    (53 Weeks)
                                                -----------   -----------   -----------
Net sales                                       $   113,563   $    86,401   $    67,077
Cost of goods sold, including warehouse,
  distribution, and store occupancy costs            78,714        60,017        46,642
                                                -----------   -----------   -----------
        Gross profit                                 34,849        26,384        20,435

Store operating, selling, and administrative
  expenses                                           22,947        17,339        13,471
Depreciation and amortization                         2,286         1,821         1,322
                                                -----------   -----------   -----------
    Operating income                                  9,616         7,224         5,642

Interest expense, net                                     8         2,642         1,685
                                                -----------   -----------   -----------
    Income before provision for income taxes
      and extraordinary item                          9,608         4,582         3,957

Provision for income taxes                            3,675         1,752         1,514
                                                -----------   -----------   -----------
    Income before extraordinary item                  5,933         2,830         2,443
Extraordinary item, net of income tax
  benefit of $677                                         -        (1,093)            -
                                                -----------   -----------   -----------
    Net income                                  $     5,933   $     1,737   $     2,443
                                                ===========   ===========   ===========


Earnings per common share:
  Basic:
    Income before extraordinary item            $      0.95   $      0.62   $      0.42
    Extraordinary item, net                               -         (0.24)            -
                                                -----------   -----------   -----------
    Net income                                  $      0.95   $      0.38   $      0.42
                                                ===========   ===========   ===========

  Diluted:
    Income before extraordinary item            $      0.93   $      0.61   $      0.42
    Extraordinary item, net                               -         (0.24)            -
                                                -----------   -----------   -----------
    Net income                                  $      0.93   $      0.37   $      0.42
                                                ===========   ===========   ===========

Weighted average shares outstanding:
    Basic                                         6,227,415     4,552,118     5,820,763
                                                ===========   ===========   ===========
    Diluted                                       6,362,755     4,671,268     5,838,267
                                                ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                            (Dollars In Thousands)

                                                            Common Stock
                                                        --------------------            Retained
                                                        Number of              Paid-In  Earnings
                                                        Shares        Amount   Capital  (Deficit)
                                                        -----------   ------   -------  ---------
BALANCE, January 28, 1995                                 1,025,600    $  10   $   117  $   8,132
  Net income                                                      -        -         -      2,443
  Issuance of shares in connection with a
    38.687189-for-1 stock split                          38,651,981      387      (387)         -
  Purchase and retirement of shares                     (34,220,000)    (342)      (43)   (33,835)
  Issuance of shares                                     17,609,000      176    17,433          -
  Expenses related to capital transactions                  322,419        3    (2,187)         -
                                                        -----------   ------   -------  ---------

BALANCE, February 3, 1996                                23,389,000      234    14,933    (23,260)
  Net income                                                      -        -         -      1,737
  Retroactive effect of 1-for-6.1 reverse stock split   (19,554,739)    (196)      196          -
  Initial public offering of common stock, net
    of offering costs of $1,356                           2,300,000       23    32,845          -
                                                        -----------   ------   -------  ---------

BALANCE, February 1, 1997                                 6,134,261       61    47,974    (21,523)
  Net income                                                      -        -         -      5,933
  Secondary public offering of common stock,
    net of offering costs of $449                           200,000        2     4,815          -
  Issuance of shares from the employee stock
    purchase plan and the exercise of stock options          59,716        1       892          -
                                                        -----------   ------   -------  ---------

BALANCE, January 31, 1998                                 6,393,977    $  64   $53,681  $ (15,590)
                                                        ===========   ======   =======  =========

 The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars In Thousands)

                                                                        Fiscal Year Ended
                                                              ---------------------------------------
                                                              January 31,   February 1,   February 3,
                                                                 1998         1997          1996
                                                              -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                   $     5,933   $     1,737   $     2,443
                                                              -----------   -----------   -----------
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Extraordinary item                                                   -         1,770             -
   Depreciation and amortization                                    2,286         1,969         1,475
   Deferred income taxes                                              (23)         (101)         (140)
   (Gain) loss on disposal of assets                                   31          (533)            6
   Interest expense funded through additional debt                      -            14           128
   (Increase) decrease in assets:
     Accounts receivable, net                                         258          (756)         (247)
     Inventories                                                   (8,746)       (3,816)       (5,969)
     Prepaid expenses and other                                      (120)          271          (644)
     Refundable income taxes                                           81           291          (419)
     Other noncurrent assets                                          (12)            9          (474)
   Increase (decrease) in liabilities:
     Accounts payable                                                 570            10         2,828
     Accrued income taxes                                             424           436           (71)
     Accrued expenses                                                 833           517           926
                                                              -----------   -----------   -----------
      Total adjustments                                            (4,418)           81        (2,601)
                                                              -----------   -----------   -----------
   Net cash provided by (used in) operating activities              1,515         1,818          (158)
                                                              -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                              (4,548)       (4,308)       (8,172)
 Proceeds from sale of property                                        14         5,267             6
                                                              -----------   -----------   -----------
   Net cash provided by (used in) investing activities             (4,534)          959        (8,166)
                                                              -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common shares in
  public offering                                                   4,817        32,868             -
 Repayment of subordinated and senior subordinated notes
  payable to stockholders                                               -       (20,267)            -
 Revolving loan borrowings and repayments, net                          -       (12,140)       12,140
 Repayment of term loan                                                 -        (1,000)            -
 Purchase and retirement of shares in the Recapitalization              -             -       (22,250)
 Issuance of shares in the Recapitalization                             -             -        17,609
 Expenses related to the Recapitalization                               -             -        (2,184)
 Principal payments on long-term debt                                   -             -        (5,328)
 Proceeds from issuance of long-term debt to stockholders               -             -         6,641
 Proceeds from term loan                                                -             -         1,000
 Proceeds from options exercised and purchase of shares
  under the employee stock purchase plan                              431             -             -
                                                              -----------   -----------   -----------
  Net cash provided by (used in) financing activities               5,248          (539)        7,628
                                                              -----------   -----------   -----------

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                        2,229         2,238          (696)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      2,269            31           727
                                                              -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $     4,498   $     2,269   $        31
                                                              ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
  Interest                                                    $        43   $     3,006   $     1,038
                                                              ===========   ===========   ===========
  Income taxes, net of refunds                                $     3,153   $       846   $     2,144
                                                              ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
 ACTIVITIES:
 Issuance of debt (including unamortized debt discount)
  to stockholders for the purchase of shares in
  the Recapitalization                                        $         -   $         -   $    13,051
                                                              ===========   ===========   ===========
 Issuance of stock as compensation related to capital
  transactions in the Recapitalization                        $         -   $         -   $       322
                                                              ===========   ===========   ===========
 Noncash recognition of paid-in capital related to exercise
  of stock options                                            $       462   $         -   $         -
                                                              ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

  Hibbett Sporting Goods, Inc. (the "Company") is an operator of full-line sporting goods retail stores in small to mid-sized markets in the Southeastern United States. The Company's fiscal year ends on the Saturday closest to January 31 of each year. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements of the Company include its accounts and the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (1) the reported amounts of certain assets and liabilities and disclosure of certain contingent assets and liabilities at the date of the financial statements, and (2) the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATED STATEMENTS OF CASH FLOWS

  For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

  Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company's business is dependent to a significant degree upon close relationships with its vendors. During fiscal 1998, the company's largest vendor, Nike, represented approximately 40% of its purchases.

PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. It is the Company's policy to depreciate assets acquired prior to January 28, 1995 using accelerated and straight-line methods over the estimated service lives (3 to 10 years for equipment, 5 to 10 years for furniture and fixtures, and 10 to 31.5 years for buildings) and to amortize leasehold improvements using the straight-line method over the periods of the applicable leases. Depreciation on assets acquired subsequent to January 28, 1995 is provided using the straight-line method over the estimated service lives (3 to 5 years for equipment, 7 years for furniture and fixtures, and 39 years for buildings) or, in the case of leasehold improvements, 10 years or over the lives of the respective leases, if shorter.

  Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and are depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

STORE OPENING COSTS

  Non-capital expenditures incurred in preparation for opening new retail stores are expensed in the period each store opens.

STOCK-BASED COMPENSATION

  Compensation cost is measured under the intrinsic value method in accordance with Accounting Principles Bulletin No. 25. Pro forma disclosures of net income and earnings per share are presented as if the fair value method had been applied, as required under Statement of Financial Accounting Standards ("SFAS") No. 123.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  In preparing disclosures about the fair value of financial instruments, management has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings and accounts payable, because of the short maturities of those instruments. The estimated fair values of any long-term debt instruments outstanding at year end are based upon the current interest rate environment and remaining term to maturity.

ADVERTISING COSTS

  Costs incurred for producing and communicating advertising are expensed when incurred.

INCOME TAXES

  The Company accounts for income taxes using the asset and liability method, which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In addition, the asset and liability method requires the adjustment of previously deferred income taxes for changes in tax rates.

EARNINGS PER SHARE

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings per Share. This statement is effective for financial statements issued for periods after December 15, 1997 and requires restatement for all prior-period earnings per share ("EPS") data presented.

  SFAS No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It requires dual presentation of basic and diluted EPS on the face of the statement of operations.

  Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings. Diluted EPS has been computed based on the weighted average number of shares outstanding, including the effect of outstanding stock options, if dilutive, in each respective year.

  The Company adopted SFAS No. 128 effective January 31,1998, and restated
EPS for all periods presented in the consolidated statements of operations. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                                             Fiscal Year Ended
                                                -------------------------------------------------------------------------
                                                     January 31,                February 1,              February 3,
                                                        1998                       1997                     1996
                                                ---------------------     ---------------------    ----------------------

Weighted average shares outstanding:
Basic                                                       6,227,415                 4,552,118                 5,820,763
Dilutive effect of stock options outstanding                  135,340                   119,150                    17,504
                                                ---------------------     ---------------------    ----------------------
Diluted                                                     6,362,755                 4,671,268                 5,838,267
                                                =====================     =====================    ======================


  All earnings per share, weighted average shares outstanding, stock options and stock option per share amounts have been retroactively restated for all periods presented to reflect the 1-for-6.1 reverse stock split discussed in Note 2. Supplemental basic earnings per share for fiscal 1997 is calculated by dividing net income after adjustment for applicable interest expense of $1,491,000 (net of tax), by the adjusted number of weighted average shares outstanding (6,134,261 shares after giving effect to the number of shares to repay $31,012,000 of debt). Supplemental basic earnings per share before and after the extraordinary item for the fiscal year ended February 1, 1997 was $ .70 and $ .53, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

  During 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was issued. The new standard requires all businesses to recognize an impairment loss on a long-lived asset as a charge to current income when certain events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company adopted the new standard effective February 4, 1996 with no significant impact on its financial position or results of operations.

NEW ACCOUNTING STANDARDS

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in stockholders' equity, and its components. This standard is not expected to have a significant impact on the Company's financial reporting in fiscal 1999.

  In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131, which supersedes SFAS Nos. 14,18, 24 and 30, establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

  In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits. SFAS No. 132, which supersedes SFAS Nos. 87, 88, and 106, standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS Nos. 87, 88 and 106, were issued. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

PRIOR YEAR RECLASSIFICATION

   Certain prior year amounts have been reclassified to conform to the current year presentation.


 2.  STOCKHOLDERS' INVESTMENT TRANSACTIONS

  On November 1, 1995, the Company's Board of Directors approved a series of equity and debt transactions which resulted in a recapitalization of the Company and a change in controlling ownership of the common stock outstanding (the "Recapitalization"). In connection with the Recapitalization, the Company's Board of Directors (i) increased the number of authorized shares of common stock from 3,000,000 to 50,000,000 shares, (ii) declared a 38.687189-for-1 stock split, (iii) approved the repurchase and retirement of 34,220,000 shares (5,609,836 shares after giving retroactive effect to the 1-for-6.1 reverse stock split discussed below) of common stock for $1.00 per share ($6.10 per share after giving retroactive effect to the 1-for-6.1 reverse stock split discussed below) with $22,250,000 cash and the issuance of $13,051,000 of debt (including unamortized debt discount), and (iv) approved the issuance of 17,609,000 new shares (2,886,721 shares after giving effect of the 1-for-6.1 reverse stock split discussed below) of common stock at $1.00 per share ($6.10 per share after giving retroactive effect to the 1-for-6.1 reverse stock split discussed below) and $7,074,000 of debt (including unamortized debt discount) for $24,250,000 cash. Expenses of $2,506,000 were incurred in connection with the Recapitalization and reduced paid-in capital.

  On September 13, 1996, the Company's Board of Directors approved a 1-for-6.1 reverse stock split of the Company's Common Stock. In addition, the Board of Directors approved a plan of reorganization which included (i) reincorporating the Company in the state of Delaware, (ii) decreasing the number of authorized shares of common stock from 50,000,000 to 12,000,000 shares, and (iii) authorizing 1,000,000 shares of preferred stock, par value $.01 per share.

  All references in the financial statements to weighted average shares outstanding, earnings per share, and stock options have been restated to reflect the above stock splits and the reverse stock split.

  In October 1996, the Company completed its initial public offering of 2,300,000 shares of common stock at the initial public offering price of $16 per share. The net proceeds to the Company of $32,868,000 were used to repay the subordinated notes and accrued interest thereon, to repay the term loan and accrued interest thereon, and to reduce borrowings under the revolving loan agreement.

  In October 1997, the Company and certain shareholders completed a public offering of 200,000 primary shares and 933,197 secondary shares at a price of $27.75 per share. The Company's net proceeds of $4,817,000 were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes.

3.  LONG-TERM DEBT

  At January 31, 1998, the Company maintained an unsecured revolving credit facility (the "Facility") totaling $20,000,000 which expires October 31, 1999. There were no amounts outstanding under the Facility at January 31, 1998 or February 1, 1997. Under the Facility, the Company may borrow amounts against a base rate, a quoted costs of funds rate, or a LIBOR based rate. The average amount of borrowings outstanding under the Facility during fiscal 1998 was $1,652,450, the maximum amount outstanding was $4,394,250, and the weighted average interest rate was 6.93%. The average amount of borrowings outstanding under the Facility during fiscal 1997 was $5,028,000, the maximum amount outstanding was $6,261,000, and the weighted average interest rate was 7.44%.

  The Company's Facility contains certain restrictive covenants common to such agreements. The Company was in compliance with respect to all of its covenants at January 31, 1998.

  From November 1, 1995 until October 1996, the company maintained a revolving loan agreement totaling $25,000,000 which was secured by certain levels of the Company's accounts receivable and inventories. In connection with the Company's initial public offering, the amount outstanding under the agreement was repaid and the revolving loan agreement was terminated. The average amount of borrowings outstanding under the revolving loan agreement during fiscal 1997 was $15,996,000, the maximum amount outstanding was $18,522,000, and the weighted average interest rate was 9.0%.

  As part of the Recapitalization, in November 1995, the Company issued to stockholders subordinated notes and senior subordinated bridge notes totaling $20,125,000 with an original issue discount of $1,514,000 related solely to the stockholders' subordinated notes. A portion of the proceeds of these borrowings were utilized to retire existing debt. In January 1996, the Company issued $128,000 of additional notes as satisfaction for interest on the Company's bridge notes. The Company repaid the senior subordinated bridge notes in February 1996. In connection with the Company's initial public offering in October 1996, the subordinated notes were repaid. The repayment resulted in a loss of $1,093,000 (net of the applicable income tax benefit of $677,000) which is classified as an extraordinary item in the accompanying statement of operations.


4.  LEASES

  The Company leases the premises for its retail sporting goods stores under operating leases which expire in various years through the year 2008. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Rental payments typically include minimum rentals plus contingent rentals based on sales.

  In February 1996, the Company entered into a sale-leaseback transaction to finance its new warehouse and office facilities. The sales price of $4,700,000 approximated the book value of the facility after considering transaction expenses. The related lease term is for 15 years at $476,000 per year and is structured as an operating lease.

  Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of January 31, 1998 are as follows:

                           FISCAL YEAR ENDING
                           ------------------

                        1999               $ 6,709,000
                        2000                 6,573,000
                        2001                 5,869,000
                        2002                 5,510,000
                        2003                 2,704,000
                        Thereafter          12,718,000
                                           -----------
                                           $40,083,000
                                           ===========

Rental expense for all operating leases consisted of the following:


                                                                    FISCAL YEAR ENDED
                                                      ----------------------------------------------
                                                      JANUARY 31,       FEBRUARY 1,      FEBRUARY 3,
                                                         1998              1997              1996
                                                      ----------------------------------------------


Minimum rentals                                        $5,645,000       $4,365,000        $3,080,000
Contingent rentals                                        822,500          682,000           487,000
                                                       ----------       ----------        ----------
                                                       $6,467,500       $5,047,000        $3,567,000
                                                       ==========       ==========        ==========


5.  PROFIT-SHARING PLAN

  The Company maintains a 401(k) profit sharing plan (the "Plan") which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company's contribution to the Plan equals
(1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant's compensation. Contribution expense for fiscal years 1998, 1997, and 1996 was $303,000, $238,000, and $165,000, respectively.


6.  RELATED-PARTY TRANSACTIONS

  Subsequent to November 1, 1995, the Company's new majority stockholder began providing financial advisory services to the Company for an annual fee of $200,000. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $200,000 in both fiscal 1998 and fiscal 1997, and $50,000 in fiscal 1996.

  Prior to November 1, 1995, the Company's previous majority stockholders (now minority stockholders) provided to the Company similar services as discussed above. Fees for these services amounted to $0 and $95,000 in fiscal years 1997 and 1996, respectively.

  Subordinated notes payable to stockholders, net of the related unamortized debt discount, were outstanding and included in long-term debt in the amount of $18,772,000 at February 3, 1996. Related to these notes, the Company incurred approximately $1,355,000 of interest expense in fiscal 1997. In fiscal 1996, the Company incurred approximately $620,000 of interest expense, of which approximately $492,000 was included in accrued expenses and approximately $128,000 was capitalized into the senior subordinated bridge notes payable at February 3, 1996.

  In connection with services provided to the Company related to the Recapitalization discussed in Note 2, the Company paid the majority stockholder and minority stockholders approximately $575,000 and $63,000, respectively, and issued to a minority stockholder 322,419 shares (52,855 shares after giving retroactive effect to the 1-for-6.1 reverse stock split discussed in Note 2) of common stock with an aggregate value of approximately $322,000. These costs were recorded as a reduction to paid-in capital.

  In November 1995, the Company entered into a sublease for one store with an entity that is controlled by a minority stockholder which expires in June 2008. Minimum lease payments were $190,800 in both fiscal 1998 and fiscal 1997, and $27,000 in fiscal 1996. Future minimum lease payments under this noncancelable sublease aggregate $1,987,500.

  The Company leased its previous warehouse and office facilities under a lease-purchase agreement which was fully paid in a previous year. Subsequent to February 3, 1996, the Company sold an assignment of its interest in the lease on this property to a related party for $850,000, which resulted in a gain of approximately $513,000 in the fiscal year ended February 1, 1997.

  On August 1, 1996, the Company entered into an agreement with a minority stockholder which provided for an annual fee of $50,000 and the grant of 70,820 stock options discussed in Note 8 in consideration for his advisory services to the Company. In consideration of these services, this stockholder received a fee of $25,000 in the fiscal year ended January 31, 1998, and the agreement has been terminated.


 7.  INCOME TAXES

A summary of the components of the provision for income taxes is as follows:


                                                         Fiscal Year Ended
                                      -----------------------------------------------------
                                         JANUARY 31,        FEBRUARY 1,        FEBRUARY 3,
                                            1998               1997               1996
                                      -----------------------------------------------------


Federal:
   Current                                $3,211,000        $1,650,000         $1,476,000
   Deferred                                  (19,000)          (90,000)          (126,000)
                                      ----------------   -----------------   --------------
                                           3,192,000         1,560,000          1,350,000
                                      ----------------   -----------------   --------------
State:
   Current                                   487,000           203,000            178,000
   Deferred                                   (4,000)          (11,000)           (14,000)
                                      ----------------   -----------------   --------------
                                             483,000           192,000            164,000
                                      ----------------   -----------------   --------------
Provision for income taxes                $3,675,000        $1,752,000         $1,514,000
                                      ================   =================   ==============

The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:

                                                                    FISCAL YEAR ENDED
                                                    ------------------------------------------------
                                                      JANUARY 31,        FEBRUARY 1,      FEBRUARY 3,
                                                         1998               1997             1996
                                                    ------------------------------------------------
Tax provision computed at the federal
 statutory rate (34%)                                  $3,267,000        $1,558,000       $1,345,000
Effect of state income taxes, net of benefits             393,000           151,000          118,000
Other                                                      15,000            43,000           51,000
                                                       ----------        ----------       ----------
                                                       $3,675,000        $1,752,000       $1,514,000
                                                       ==========        ==========       ==========

Temporary differences which create deferred tax assets are detailed below:

                                                  JANUARY 31, 1998                 FEBRUARY 1, 1997
                                            -----------------------------------------------------------
                                            CURRENT           NONCURRENT      CURRENT        NONCURRENT
                                            -----------------------------------------------------------

Depreciation                                $      0          $364,000        $      0       $321,000
Inventory                                     90,000                 0         101,000              0
Accruals                                     560,000                 0         539,000              0
Other                                        (44,000)                0         (14,000)             0
                                            --------          --------        --------       --------
Deferred tax asset                          $606,000          $364,000        $626,000       $321,000
                                            ========          ========        ========       ========

The Company has not recorded a valuation allowance for deferred tax assets as realization is considered more likely than not.


8.  STOCK OPTIONS AND STOCK PURCHASE PLANS

Stock Option Plans

  The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to the fair value of the shares of common stock at the date of the option grant, no compensation cost is recognized.

  The Hibbett Sporting Goods, Inc. Employee Stock Option Plan, as amended (the "Original Option Plan") authorizes the granting of stock options for the purchase of up to 66,352 shares of common stock. Options granted vest over a three-year period for 25,369 shares and a five-year period for 40,983 shares and expire on the tenth anniversary of the date of grant.

  In fiscal 1997, the Company adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan, as amended (the "1996 Option Plan"). The 1996 Option Plan authorizes the granting of stock options for the purchase of up to 238,566 shares of common stock. Options granted vest over a five-year period and expire on the tenth anniversary of the date of grant. As of January 31, 1998, a total of 57,870 shares of the Company's authorized and unissued common stock were reserved for future grants under the 1996 Option Plan, and options for 177,736 shares were outstanding at that date.

  On August 1, 1996, the Company granted options pursuant to the agreement discussed in Note 6 for 70,820 shares which became exercisable six months after October 17, 1996, the date of the Company's initial public offering.

  A summary of the status of the Company's stock option plans is as follows:

                                                      FISCAL YEAR ENDED
                                --------------------------------------------------------
                                      JANUARY 31, 1998              FEBRUARY 1, 1997
                                --------------------------     -------------------------
                                            WEIGHTED                      WEIGHTED
                                            AVERAGE                       AVERAGE
                                SHARES      EXERCISE PRICE     SHARES     EXERCISE PRICE
                                -------     --------------     -------    --------------
Outstanding at beginning of
 year                           265,086        $ 9.42           66,352       $ 4.49
Granted                          52,500         15.00          199,016        11.07
Exercised                       (70,820)         8.48                0         0.00
Forfeited                        (2,678)        14.51             (282)       13.12
                                -------     --------------     -------    --------------

Outstanding at end of year      244,088        $10.83          265,086       $ 9.42
                                =======     ==============     =======    ==============

Exercisable at end of year       58,503        $ 7.62           16,652       $ 3.96
                                =======     ==============     =======    ==============
Weighted average market value
 of options granted                            $15.00                        $14.99
                                            ==============                ==============

  The following table summarizes information about stock options outstanding at January 31, 1998:

                                               Options Outstanding                                   Options Exercisable
                         -------------------------------------------------------------    ---------------------------------------
                                                   Weighted
                                Number             Average                                      Number
                            Outstanding at        Remaining            Weighted             Exercisable at          Weighted
      Range of                January 31,        Contractual            Average               January 31,            Average
   Exercise Price                1998            Life (Years)        Exercise Price              1998            Exercise Price
--------------------     ------------------    ----------------    -------------------    ------------------    -----------------
$1.89 to $6.10                111,351                 8.0                 $ 5.14                42,306               $ 4.42
$15.00 to $16.00              132,737                 8.9                 $15.61                16,197               $16.00


  Compensation costs of $50,000 and $500,000 were accrued in fiscal 1998 and 1997, respectively, related to the difference in the estimated market value of the stock and the nonqualified option exercise price, including the related tax benefit. As these options are exercised, the excess of the proceeds and accruals over the par value is credited to paid-in capital.

  If the Company had recorded compensation costs in accordance with SFAS No. 123 under the fair value based method (using the Black-Scholes option pricing model), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    FISCAL YEAR ENDED
                                         ---------------------------------------
                                         JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                                            1998          1997          1996
                                         ---------------------------------------
Net income--as reported                     $5,933        $1,737        $2,443

Net income--pro forma                        5,681         1,510         2,420

Diluted earnings per share--as reported        .93           .37           .42

Diluted earnings per share--pro forma          .89           .32           .41

  The weighted average assumptions for determining compensation costs under the fair value method include (i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the options (6.5%, 6.1% and 5.8% for fiscal 1998, 1997 and 1996, respectively), (ii) an expected forfeiture rate of 4.4%, (iii) an expected stock volatility of 50%, and (iv) no expected dividend yield. The weighted average fair value of options granted in fiscal 1998, fiscal 1997 and fiscal 1996 was $7.77, $7.82 and $3.53, respectively.

Other Plans

  On September 13, 1996, the Company adopted an Employee Stock Purchase Plan and Outside Director Stock Plan reserving 75,000 shares and 50,000 shares of the Company's common stock, respectively, for purchase by the employees and directors at 85% and 100% of the fair value of the common stock, respectively. On January 30, 1998 and January 10, 1997, the Company granted 5,000 and 10,000 options, respectively, at an exercise price of $22.56 and $12.13 (market value at the date of grant) respectively, under the Outside Director Stock Plan.
These options vest immediately and expire on the earlier of the tenth anniversary of the grant or one year from the date on which the director is no longer eligible. The Employee Stock Purchase Plan became effective on April 1, 1997, and as of January 31, 1998, 2,510 shares have been issued.


9.  COMMITMENTS AND CONTINGENCIES

Employment Agreement

  On November 1, 1995, the Company entered into an employment agreement with an employee which provides for a three-year employment period at a base salary plus various incentives.

Legal

  The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hibbett Sporting Goods, Inc.:


  We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (a Delaware corporation, formerly an Alabama corporation) AND SUBSIDIARIES as of January 31, 1998 and February 1, 1997, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



                                        ARTHUR ANDERSEN LLP


Birmingham, Alabama
March 12, 1998