Form 10-K, Exhibit 13
period 1999-01-30
HIBBETT SPORTING GOODS INC
filed 1999-04-27
CIK 1017480

                                                                    EXHIBIT 13.1

                  HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                January 30,       January 31,       February 1,       February 3,      January 28,
                                                    1999              1998             1997               1996            1995
                                               ---------------   ---------------   --------------    ---------------  ------------
                                                 (52 Weeks)        (52 Weeks)       (52 Weeks)         (53 Weeks)      (52 Weeks)
INCOME STATEMENT DATA :
Net sales                                        $    143,350      $    113,563      $    86,401       $     67,077    $    52,266
Cost of goods sold, including warehouse,
     distribution, and store occupancy costs          100,409            78,714           60,017             46,642         36,225
                                               ---------------   ---------------   --------------    ---------------  ------------
        Gross profit                                   42,941            34,849           26,384             20,435         16,041

Store operating, selling, and administrative
     expenses                                          28,720            22,947           17,339 (1)         13,471         10,453
Depreciation and amortization                           3,056             2,286            1,821              1,322          1,066
                                               ---------------   ---------------   --------------    ---------------  ------------
        Operating Income                               11,165             9,616            7,224              5,642          4,522
Interest expense, net                                     141                 8            2,642              1,685 (2)        654
                                               ---------------   ---------------   --------------    ---------------  ------------

     Income before provision for income
     taxes and extraordinary item                      11,024             9,608            4,582              3,957          3,868

Provision for income taxes                              4,234             3,675            1,752              1,514          1,479
                                               ---------------   ---------------   --------------    ---------------  ------------
     Income before extraordinary item                   6,790             5,933            2,830              2,443          2,389
Extraordinary item, net                                     -                 -           (1,093)(3)              -              -
                                               ---------------   ---------------   --------------    ---------------  ------------
     Net income                                  $      6,790      $      5,933      $     1,737       $      2,443    $     2,389
                                               ===============   ===============   ==============    ===============  ============

Earnings per common share:
   Basic:
      Income before extraordinary item           $       1.06      $       0.95      $      0.62       $       0.42    $      0.37
      Extraordinary item, net                               -                 -            (0.24) (3)             -              -
                                               ---------------   ---------------   --------------    ---------------  ------------
      Net income                                 $       1.06      $       0.95      $      0.38       $       0.42    $      0.37
                                               ===============   ===============   ==============    ===============  ============

   Diluted:
      Income before extraordinary item           $       1.04      $       0.93      $      0.61       $       0.42    $      0.37
      Extraordinary item, net                               -                 -            (0.24) (3)             -              -
                                               ---------------   ---------------   --------------    ---------------  ------------
      Net income                                 $       1.04      $       0.93      $      0.37       $       0.42    $      0.37
                                               ===============   ===============   ==============    ===============  ============

Weighted average shares outstanding:
      Basic                                         6,403,922         6,227,415        4,552,118          5,820,763 (2)  6,504,521
      Diluted                                       6,557,273         6,362,755        4,671,268          5,838,267 (2)  6,504,521

SELECTED OPERATING DATA :
-----------------------
Number of stores open at end of period:
Hibbett Sports                                            156               107               77                 56             52
Sports & Co.                                                4                 4                4                  3              -
Sports Additions                                           11                 9                8                  8              8
                                               ---------------   ---------------   --------------    ---------------  ------------
     Total                                                171               120               89                 67             60
                                               ===============   ===============   ==============    ===============  ============

BALANCE SHEET DATA :
------------------
Working capital                                  $     29,127      $     25,649      $    16,280       $     10,907    $     7,459
Total assets                                           68,552            53,366           40,358             36,702         22,787
Total debt                                                  -                 -                -  (3)        31,912  (2)     5,328
Stockholders' investment (deficit)                     45,260            38,155           26,512  (3)        (8,093) (2)     8,259

FOOTNOTES (DOLLARS IN THOUSANDS):

(1) Includes a $513 pre-tax gain on the sale of the Company's former headquarters and distribution facility and a one-time pre-tax compensation expense of $462 related to stock options issued on August 1, 1996.

(2) In November 1995, the Company completed the Recapitalization. The Recapitalization included the repurchase and retirement of 5,609,836 shares of common stock for cash and debt and the issuance of 2,886,721 new shares of common stock and debt in exchange for cash. The Recapitalization resulted in a substantial increase in total debt outstanding and a deficit in stockholders' investment.

(3) During the third quarter of fiscal 1997 ended November 2, 1996, the Company completed its initial public offering with net proceeds of $32,868. In connection therewith, a substantial portion of the Company's long-term debt was repaid resulting in an extraordinary loss of $1,093 (net of applicable tax benefit of $677).

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

     Hibbett is a rapidly-growing operator of full-line sporting goods stores in small to mid-sized markets in nineteen states, predominantly in the Southeast. Hibbett's stores offer a broad assortment of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. The Company believes that its stores are among the primary retail distribution alternatives for brand name vendors that seek to reach Hibbett's target markets.

     As of January 30, 1999, the Company operated 156 Hibbett Sports stores as well as eleven smaller-format Sports Additions athletic shoe stores and four larger-format Sports & Co. superstores. Hibbett's primary retail format and growth vehicle is Hibbett Sports; a 5,000 square foot store located primarily in enclosed malls as well as dominant strip center locations. Although competitors in some markets may carry product lines and national brands similar to Hibbett, the Company believes that its Hibbett Sports stores are typically the primary, full-line sporting goods retailers in their markets due to, among other factors, the extensive selection of traditional team and individual sports merchandise offered and a high level of customer service.

     Beginning in fiscal 1994, Hibbett accelerated its store-opening rate to approximately 10 stores per year. Since then, the Company has further accelerated its rate of new store openings to take advantage of the growth opportunities in its target markets. From fiscal 1995 through fiscal 1998, the Company substantially increased its store base, growing from 49 to 120 stores. In fiscal 1999, the Company opened 51 new Hibbett Sports stores and two Sports Additions stores. The Company closed two Hibbett Sports stores in fiscal 1999.

     The Company's expansion strategy is to continue to open new Hibbett Sports stores in its target markets. The Company plans to open approximately 55 Hibbett Sports stores in fiscal 2000.

     In fiscal 1996 and 1997, the Company increased its staffing levels in finance, merchandising, real estate, distribution and field management to support its expansion plans. In addition, the Company moved into a new headquarters and distribution center in January 1996 which has significant expansion potential to support the Company's growth for the foreseeable future. In anticipation of continued growth, the Company has begun planning an expansion of the distribution center to be completed by the end of fiscal 2000.

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

     The Company operates on a 52 or 53 week fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, include 52 weeks of operations. Hibbett is incorporated under the laws of the State of Delaware.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statements of operations expressed as a percentage of net sales for the periods indicated:

                                                                             FISCAL YEAR ENDED
                                                          -----------------------------------------------------
                                                              January 30,       January 31,       February 1,
                                                                1999              1998               1997
                                                          ----------------  ----------------  -----------------
     Net sales                                                  100.0%            100.0%            100.0%
     Cost of goods sold, including warehouse,
       distribution, and store occupancy costs                   70.0              69.3              69.5
                                                                -----             -----             -----
          Gross profit                                           30.0              30.7              30.5
     Store operating, selling, and admin. expenses               20.0              20.2              20.1
     Depreciation and amortization                                2.1               2.0               2.1
                                                                -----             -----             -----
          Operating income                                        7.9               8.5               8.3
     Interest expense, net                                        0.1               0.0               3.0
                                                                -----             -----             -----
          Income before provision for income taxes
            and extraordinary item                                7.8               8.5               5.3
     Provision for income taxes                                   3.0               3.3               2.0
                                                                -----             -----             -----
          Income before extraordinary item                        4.8               5.2               3.3
     Extraordinary item, net                                      0.0               0.0              (1.3)
                                                                -----             -----             -----
          Net income                                              4.8%              5.2%              2.0%
                                                                ======            ======            ======

FISCAL 1999 COMPARED TO FISCAL 1998

     Net sales. Net sales increased $29.8 million, or 26.2%, to $143.4 million for the fifty-two weeks ended January 30, 1999, from $113.6 million for the fifty-two weeks ended January 31, 1998. The increase is attributable to the opening of fifty-one Hibbett Sports stores, two Sports Additions stores, and a 2.7% increase in comparable store net sales. The increase in comparable store net sales was due primarily to increased equipment sales as well as increased apparel and accessory sales. New stores and stores not in the comparable store net sales calculation accounted for $27.5 million of the increase in net sales and increases in comparable store net sales contributed $2.3 million. During fiscal 1999, the Company also closed two Hibbett Sports stores. Comparable store net sales data for the period reflect sales for the Company's traditional format stores open throughout the period and the corresponding period of the prior fiscal year.

     Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $42.9 million, or 30.0% of net sales, in the fifty-two weeks ended January 30, 1999, as compared to $34.9 million, or 30.7% of net sales, in the prior fiscal year. The decrease in gross profit as a percent to sales was primarily the result of lower apparel product margins in the fourth quarter and higher store occupancy costs as a percentage of net sales as a result of the increased number of new stores in the store base. Lower apparel product margins were primarily the result of higher markdowns on winter apparel due to unusual weather patterns during the fourth quarter.

     Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $28.7 million, or 20.0% of net sales, in fiscal 1999 as compared to $23.0 million, or 20.2% of net sales, in fiscal 1998. The decrease in store operating, selling and administrative expenses as a percentage of net sales in fiscal 1999 is primarily attributable to improved leveraging of administrative costs over increased sales.

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales increased slightly to 2.1% in the fifty-two weeks ended January 30, 1999 from 2.0% in the prior year due to the increase in the number of new stores in the store base.

     Interest expense, net. Net interest expense for the fifty-two weeks ended January 30, 1999 was $141,000 compared to $8,000 in the prior year period. The increase is attributable to higher levels of borrowing on the Company's revolving credit facility in the current fiscal year to fund new store openings.

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

FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales. Net sales increased $19.3 million, or 28.8%, to $86.4 million for the fifty-two weeks ended February 1, 1997, from $67.1 million for the fifty-three weeks ended February 3, 1996. New stores and stores not in the comparable store net sales calculation accounted for $14.3 million of the increase in net sales and increases in comparable store net sales contributed $5.0 million. Excluding the effect of the additional week of sales in the prior year period, net sales increased 30.4%. The increase in sales in fiscal 1997 is attributable to the opening of twenty-one Hibbett Sports stores and one Sports & Co. superstore and a 10.2% increase in comparable store net sales for the 52-week comparable period. The increase in comparable store net sales was due primarily to increased footwear sales and improved inventory processing at the new distribution center.

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

     Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Income before extraordinary item has increased in each of the last three fiscal years. In addition, the Company has continued to increase its inventory levels throughout these periods as the number of stores has increased. These inventory increases were primarily financed with cash from operations in each of the last three fiscal years. These activities resulted in cash flows provided by operating activities of $2.6 million, $1.5 million, and $1.8 million in fiscal 1999, fiscal 1998, and fiscal 1997, respectively.

     With respect to cash flows from investing activities, capital expenditures for fiscal 1999 were $6.3 million compared with $4.6 million in fiscal 1998 and $4.3 million in fiscal 1997. The higher capital expenditures in fiscal 1999 resulted primarily from the opening of 51 new Hibbett Sports stores and two Sports Additions stores as compared to 33 new Hibbett Sports stores in fiscal 1998. During fiscal 1997, the Company completed the sale-leaseback of its new headquarters and distribution center and the sale of the former headquarters and warehouse facilities. The Company used the proceeds of $5.3 million to (1) repay $4.3 million then outstanding under the senior subordinated notes issued to temporarily finance the new headquarters and distribution center, and (2) to fund its working capital requirements.

     The Company estimates capital expenditures in fiscal 2000 to be approximately $7.3 million which will fund the opening of approximately 55 Hibbett Sports stores, remodel selected existing stores, and fund headquarters and distribution center related capital expenditures, excluding a planned expansion to the distribution center. The Company anticipates the expansion will be completed by the end of fiscal 2000 and will be incorporated into the existing long term operating lease for the facility.

     Net cash provided by (used in) financing activities was $127,000, $5.2 million and ($539,000) in fiscal 1999, fiscal 1998, and fiscal 1997, respectively. Cash flows from financing activities have historically represented the Company's financing of its long-term growth. Proceeds from the Company's secondary public stock offering in October 1997 were $4.8 million. The proceeds were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes. In fiscal 1997, the Company used the net proceeds of $32.9 million from the initial public stock offering to repay long-term debt and revolving loan borrowings.

     On November 5, 1998, the Company established a new unsecured revolving credit facility which will expire November 5, 2001 and allows borrowings up to $25 million. The Company also established an unsecured working capital line of credit for $5 million which is subject to annual renewal. As of January 30,1999, the Company had no borrowings outstanding under the new facility or the working capital line of credit. Based on its current operating and store opening plans, the Company believes that it can adequately fund its cash needs for the foreseeable future through borrowings under the new facility, the working line of credit and cash generated from operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in stockholders' equity, and its components. This standard was adopted in fiscal 1999 and did not have a significant impact on the Company's financial reporting.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131, which supersedes SFAS Nos. 14,18, 24 and 30, establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria that management disaggregates a business for making operating decisions and assessing performance. This standard was adopted in fiscal 1999 and did not have a significant impact on the Company's financial reporting.

     In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits. SFAS No. 132, which supersedes SFAS Nos. 87, 88, and 106, standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS Nos. 87, 88 and 106, were issued. This standard was adopted in fiscal 1999 and did not have a significant impact on the Company's financial reporting.

     The American Institute of Certified Public Accountants ("AICPA"), has issued Statement of Position ("SOP"), 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of external direct costs of materials and services, payroll and payroll related costs for employees directly associated, and interest cost during development of computer software for internal use. Capitalized software costs should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use. This statement is not expected to have a material effect on the Company's financial statements.

     The AICPA has issued SOP 98-5, Reporting on the Costs of Start-up Activities. This statement provides guidance on the financial reporting of start-up costs and organization costs, and requires these costs to be expensed as incurred. The new rules are not expected to have a significant impact on the Company's financial statements.

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

YEAR 2000 COMPLIANCE

     During fiscal 1999, the Company has continued to evaluate its management information systems to identify and address Year 2000 issues. In connection therewith, the Company has classified its Year 2000 emphasis into five areas:

     1. Information systems that are critical to daily operations (receiving and processing of merchandise, executing sales at store level, and processing payroll and other financial accounting functions, etc.)

     2. Information systems that are important but not critical to daily operations (tracking supply inventories, electronically sending purchase orders, etc.)

     3. Customized, internally developed programs or interfaces with the above mentioned systems (radio frequency system in the warehouse, sales audit system, etc.)

     4. Non information technology items (phone system, security system, warehouse conveyors, heating and air systems, etc.)

     5.   Third party (vendor) compliance

The Company has classified its Year 2000 implementation program into four areas
     1.   Evaluation and Initial Assessment
     2.   Remediation/Reprogramming
     3.   Testing
     4.   Contingency Planning

     The following table outlines the Company's current status regarding the first two areas of its Year 2000 implementation program:

                                                                          Percent Complete
                                                        --------------------------------------------------
                                                              Evaluation &               Remediation  &
Classification/ Program                                        Assessment                 Reprogramming
---------------------------------------------------     ----------------------      ----------------------
1. Critical Systems:
   ----------------
   Merchandising & Distribution                                   100%                        100%
   Financial & Payroll                                            100%                        100%
   Point of Sale/Store Registers                                   95%                         70%
   Mainframe Processing                                           100%                        100%
2. Important but not critical systems                              95%                         80%
3. Custom developed programs & interfaces                         100%                        100%
4. Non Information Technology items                                95%                         60%
5. Third Party Compliance                                          95%                         20%

     The Company has plans in place to complete its Year 2000 implementation, including testing of all systems, by the middle of calendar year 1999. The Company plans to continue to rely primarily on internal resources in order to complete these steps.

     The Company's financial, merchandising and distribution systems are third party vendor software programs which have been recently upgraded and are certified as Year 2000 compliant by the software vendors. These upgrades were previously planned and were not accelerated due to Year 2000 issues.

     The Company's point of sale system operates the cash registers in the stores. The registers run on a personal computer system using third party software. The software has been upgraded in order to accept credit cards with expiration dates beyond December 31, 1999, and all other significant date sensitive applications except for layaway transactions which are not material to the Company. The point of sale operating system and networking system is in the process of being upgraded to be Year 2000 compliant.

     The Company has not deferred any significant information technology projects in order to address the Year 2000 issue.

     Based on present information, the Company believes that its current plans as outlined above will substantially mitigate the risk of a material disruption in the Company's operations due to internal Year 2000 factors. However, possible consequences of the Company not being Year 2000 compliant include, but are not limited to, loss of revenues, loss of communication capability with stores, inability to process or quantify merchandise, and inability to engage in other operational and financial activities.

     At the present time, the Company has not established a contingency plan for possible Year 2000 issues. The Company expects to consider contingency plans based on the results of its Year 2000 testing and its assessment of related risks.

     Additionally, the Company is in the process of communicating with third parties in order to assess their Year 2000 readiness and the extent to which the Company may be vulnerable to any third parties' failure to remediate their Year 2000 issues. Many of these parties have stated their ability to supply the Company will not be affected by the Year 2000 issue. Management believes that the Company's largest vendor, Nike, has made significant progress toward their Year 2000 compliance and does not expect any material disruption therefrom. However, the Company cannot assure timely compliance of third parties, including any other material vendors, and may be adversely affected by failure of a significant third party to become Year 2000 compliant.

     Approximately $145,000 has been expended to date related to Year 2000 compliance. The Company currently expects that the total costs of Year 2000 compliance for the Company's current systems will not exceed $185,000, which includes the lease or purchase of a system dedicated for Year 2000 testing. These costs are not expected to have a significant impact on the Company's financial position or results of operations.

     The costs associated with Year 2000 compliance are based on management's current views with respect to future events and may be updated as additional information becomes available. Please refer to the Special Note Regarding Forward Looking Statements.

MARKET RISK

     The Company's financial condition, results of operations and cash flows are subject to market risk from interest rate fluctuations on its revolving credit facility and working capital line of credit, each of which bears interest at rates that vary with LIBOR, prime or quoted cost of funds rates. The average amount of borrowings outstanding under these agreements during fiscal 1999 was $4,550,992, the maximum amount outstanding was $11,024,717 and the weighted average interest rate was 6.49%. A

10% increase or decrease in market interest rates would not have a material impact on the Company's financial condition, results of operations or cash flows.

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

The following tables set forth certain unaudited financial data for the quarters indicated:

                      UNAUDITED QUARTERLY FINANCIAL DATA
            (Dollar amounts in thousands, except per share amounts)

                                                                Fiscal Year Ended January 30, 1999
                                                  ----------------------------------------------------------------
                                                     First            Second           Third            Fourth
                                                   (13 Weeks)       (13 Weeks)       (13 Weeks)       (13 Weeks)
                                                  -------------    -------------    -------------    -------------
    Net sales                                         $ 33,321         $ 32,524         $ 35,988         $ 41,517
     Gross profit                                       10,163            9,617           10,913           12,248
     Operating income                                    2,964            2,185            2,874            3,142
          Net income                                  $  1,858         $  1,352         $  1,739         $  1,841
                                                  =============    =============    =============    =============
     Basic earnings per common share:
          Net income                                  $   0.29         $   0.21         $   0.27         $   0.29
                                                  =============    =============    =============    =============
     Diluted earnings per common share:
          Net income                                  $   0.28         $   0.21         $   0.27         $   0.28
                                                  =============    =============    =============    =============

                                                                Fiscal Year Ended January 31, 1998
                                                  ----------------------------------------------------------------
                                                     First            Second           Third            Fourth
                                                   (13 Weeks)       (13 Weeks)       (13 Weeks)       (13 Weeks)
                                                  -------------    -------------    -------------    -------------
     Net sales                                        $ 26,165         $ 26,393         $ 27,797         $ 33,208
     Gross profit                                        8,039            7,838            8,491           10,481
     Operating income                                    2,281            1,611            2,193            3,531
          Net income                                  $  1,424         $    986         $  1,350         $  2,173
                                                  =============    =============    =============    =============
     Basic earnings per common share:
          Net income                                  $   0.23         $   0.16         $   0.22         $   0.34
                                                  =============    =============    =============    =============

     Diluted earnings per common share:
          Net income                                  $   0.23         $   0.16         $   0.21         $   0.33
                                                  =============    =============    =============    =============


In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                                                     January 30,              January 31,
                                                                        1999                      1998
                                                                  ------------------        -----------------
ASSETS
  CURRENT ASSETS:
     Cash and cash equivalents                                                $ 945                  $ 4,498
     Accounts receivable, net                                                 2,144                    1,839
     Inventories                                                             47,694                   33,267
     Prepaid expenses and other                                                 802                      603
     Refundable income taxes                                                     96                       47
     Deferred income taxes                                                      738                      606
                                                                  ------------------        -----------------
          Total current assets                                               52,419                   40,860
                                                                  ------------------        -----------------

  PROPERTY AND EQUIPMENT:
     Land                                                                        24                       24
     Buildings                                                                  216                      216
     Equipment                                                                9,465                    6,903
     Furniture and fixtures                                                   7,018                    5,341
     Leasehold improvements                                                  11,762                    8,864
     Construction in progress                                                   194                    1,242
                                                                  ------------------        -----------------
                                                                             28,679                   22,590
     Less accumulated depreciation & amortization                            13,273                   10,475
                                                                  ------------------        -----------------
          Total property and equipment                                       15,406                   12,115
                                                                  ------------------        -----------------

  NONCURRENT ASSETS:
     Deferred income taxes                                                      505                      364
     Other, net                                                                 222                       27
                                                                  ------------------        -----------------
          Total noncurrent assets                                               727                      391
                                                                  ------------------        -----------------

  Total Assets                                                             $ 68,552                 $ 53,366
                                                                  ==================        =================


LIABILITIES AND STOCKHOLDERS' INVESTMENT
  CURRENT LIABILITIES:
     Accounts payable                                                      $ 16,233                 $ 10,951
     Accrued income taxes                                                     2,477                      860
     Accrued expenses:
        Payroll-related                                                       2,638                    1,813
        Other                                                                 1,944                    1,587
                                                                  ------------------        -----------------
          Total current liabilities                                          23,292                   15,211
                                                                  ------------------        -----------------

  LONG-TERM DEBT                                                                  -                        -
                                                                  ------------------        -----------------

  COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' INVESTMENT:
     Preferred Stock, $.01 par value, 1,000,000 shares
        authorized, no shares outstanding                                         -                        -
     Common Stock, $.01 par value, 12,000,000 shares
        authorized, 6,413,780 and 6,393,977 shares issued
        and outstanding at January 30, 1999 and
        January 31, 1998, respectively                                           64                       64
     Paid-in capital                                                         53,996                   53,681
     Retained earnings (deficit)                                             (8,800)                 (15,590)
                                                                  ------------------        -----------------
          Total stockholders' investment                                     45,260                   38,155
                                                                  ------------------        -----------------

Total Liabilities and Stockholders' Investment                             $ 68,552                 $ 53,366
                                                                  ==================        =================

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE
                                    SHEETS.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     Fiscal Year Ended
                                                 -----------------------------------------------------------
                                                    January 30,         January 31,          February 1,
                                                       1999                 1998                 1997
                                                 ------------------   -----------------    -----------------
Net sales                                                $ 143,350           $ 113,563             $ 86,401
Cost of goods sold, including warehouse,
     distribution, and store occupancy costs               100,409              78,714               60,017
                                                 ------------------   -----------------    -----------------
        Gross profit                                        42,941              34,849               26,384

Store operating, selling, and administrative
     expenses                                               28,720              22,947               17,339
Depreciation and amortization                                3,056               2,286                1,821
                                                 ------------------   -----------------    -----------------
        Operating income                                    11,165               9,616                7,224

Interest expense, net                                          141                   8                2,642
                                                 ------------------   -----------------    -----------------
     Income before provision for income taxes
       and extraordinary item                               11,024               9,608                4,582

Provision for income taxes                                   4,234               3,675                1,752
                                                 ------------------   -----------------    -----------------
        Income before extraordinary item                     6,790               5,933                2,830
Extraordinary item, net of income tax
  benefit of $677                                                -                   -               (1,093)
                                                 ------------------   -----------------    -----------------
       Net income                                          $ 6,790             $ 5,933              $ 1,737
                                                 ==================   =================    =================


Earnings per common share:
     Basic:
        Income before extraordinary item                    $ 1.06              $ 0.95               $ 0.62
        Extraordinary item, net                                  -                   -                (0.24)
                                                 ------------------   -----------------    -----------------
        Net income                                          $ 1.06              $ 0.95               $ 0.38
                                                 ==================   =================    =================

     Diluted:
        Income before extraordinary item                    $ 1.04              $ 0.93               $ 0.61
        Extraordinary item, net                                  -                   -                (0.24)
                                                 ------------------   -----------------    -----------------
        Net income                                          $ 1.04              $ 0.93               $ 0.37
                                                 ==================   =================    =================

Weighted average shares outstanding:
        Basic                                            6,403,922           6,227,415            4,552,118
                                                 ==================   =================    =================
        Diluted                                          6,557,273           6,362,755            4,671,268
                                                 ==================   =================    =================

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                            (DOLLARS IN THOUSANDS)

                                                                        Common Stock                                Retained
                                                              ----------------------------------
                                                                Number of                          Paid-In           Earnings
                                                                  Shares          Amount           Capital          (Deficit)
                                                              ---------------   -----------     --------------    --------------
BALANCE, February 3, 1996                                         23,389,000         $ 234           $ 14,933         $ (23,260)
     Net income                                                            -             -                  -             1,737
     Retroactive effect of 1-for-6.1 reverse stock split         (19,554,739)         (196)               196                 -
     Initial public offering of common stock, net
         of offering costs of $1,356                               2,300,000            23             32,845                 -
                                                              ---------------   -----------     --------------    --------------

BALANCE, February 1, 1997                                          6,134,261            61             47,974           (21,523)
     Net income                                                            -             -                  -             5,933
     Secondary public offering of common stock,
          net of offering costs of $449                              200,000             2              4,815                 -
     Issuance of shares from the employee stock
         purchase plan and the exercise of stock options              59,716             1                892                 -
                                                              ---------------   -----------     --------------    --------------

BALANCE, January 31, 1998                                          6,393,977            64             53,681           (15,590)
     Net income                                                            -             -                  -             6,790
     Issuance of shares from the employee stock
         purchase plan and the exercise of stock options              19,803             -                315                 -
                                                              ---------------   -----------     --------------    --------------

BALANCE, January 30, 1999                                          6,413,780          $ 64           $ 53,996          $ (8,800)
                                                              ===============   ===========     ==============    ==============

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                   Fiscal Year Ended
                                                              ------------------------------------------------------------
                                                                 January 30,          January 31,          February 1,
                                                                     1999                 1998                 1997
                                                              -------------------   -----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                            $ 6,790             $ 5,933              $ 1,737
                                                              -------------------   -----------------    -----------------
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Extraordinary item                                                     -                   -                1,770
        Depreciation and amortization                                      3,056               2,286                1,969
        Deferred income taxes                                               (273)                (23)                (101)
        (Gain) loss on disposal of assets                                     20                  31                 (533)
        Interest expense funded through additional debt                        -                   -                   14
        (Increase) decrease in assets:
            Accounts receivable, net                                        (305)                258                 (756)
            Inventories                                                  (14,427)             (8,746)              (3,816)
            Prepaid expenses and other                                      (199)               (120)                 271
            Refundable income taxes                                          (49)                 81                  291
            Other noncurrent assets                                         (237)                (12)                   9
        Increase in liabilities:
            Accounts payable                                               5,282                 570                   10
            Accrued income taxes                                           1,805                 424                  436
            Accrued expenses                                               1,182                 833                  517
                                                              -------------------   -----------------    -----------------
               Total adjustments                                          (4,145)             (4,418)                  81
                                                              -------------------   -----------------    -----------------
      Net cash provided by operating activities                            2,645               1,515                1,818
                                                              -------------------   -----------------    -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                   (6,340)             (4,548)              (4,308)
   Proceeds from sale of property                                             15                  14                5,267
                                                              -------------------   -----------------    -----------------
      Net cash provided by (used in) investing activities                 (6,325)             (4,534)                 959
                                                              -------------------   -----------------    -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common shares in
     public offering                                                           -               4,817               32,868
   Repayment of subordinated and senior subordinated notes
      payable to stockholders                                                  -                   -              (20,267)
   Revolving loan borrowings and repayments, net                               -                   -              (12,140)
   Repayment of term loan                                                      -                   -               (1,000)
   Proceeds from options exercised and purchase of shares
      under the employee stock purchase plan                                 127                 431                    -
                                                              -------------------   -----------------    -----------------
      Net cash provided by (used in) financing activities                    127               5,248                 (539)
                                                              -------------------   -----------------    -----------------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                            (3,553)              2,229                2,238
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             4,498               2,269                   31
                                                              -------------------   -----------------    -----------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $ 945             $ 4,498              $ 2,269
                                                              ===================   =================    =================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
   Cash paid during the year for:
      Interest                                                             $ 235                $ 43              $ 3,006
                                                              ===================   =================    =================
      Income taxes, net of refunds                                       $ 2,596             $ 3,153                $ 846
                                                              ===================   =================    =================

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
   ACTIVITIES:
  Noncash recognition of paid-in capital related to exercise
      of stock options                                                       $ -               $ 462                  $ -
                                                              ===================   =================    =================

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Hibbett Sporting Goods, Inc. (the "Company") is an operator of full-line sporting goods retail stores in small to mid-sized markets in the southeastern United States. The Company's fiscal year ends on the Saturday closest to January 31 of each year. The consolidated statements of operations for fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, include 52 weeks of operations. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market.

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

INVENTORIES

     Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company's business is dependent to a significant degree upon close relationships with its vendors. During fiscal 1999, the company's largest vendor, Nike, represented approximately 36% of its purchases.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

     In preparing disclosures about the fair value of financial instruments, management considers that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings and accounts payable, because of the short maturities of those instruments.

ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred.

EARNINGS PER SHARE

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings. Diluted EPS has been computed based on the weighted average number of shares outstanding, including the effect of outstanding stock options, if dilutive, in each respective year.

     A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                                            FISCAL YEAR ENDED
                                                -------------------------------------------------------------------------
                                                   JANUARY 30, 1999          JANUARY 31, 1998          FEBRUARY 1, 1997
                                                ---------------------     ---------------------    ----------------------
Weighted average shares outstanding:
Basic                                                 6,403,922                 6,227,415                4,552,118
Dilutive effect of stock options outstanding            153,351                   135,340                  119,150
                                                ---------------------     ---------------------    ----------------------
Diluted                                               6,557,273                 6,362,755                4,671,268
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

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     The Company continually evaluates whether events and circumstances have occurred that indicate the remaining balance of long-lived assets and intangibles may be impaired and not recoverable. The Company's policy is to recognize any impairment loss on long-lived assets as a charge to current income when certain events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

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

     On September 13, 1996, the Company's Board of Directors approved a 1-for-
6.1 reverse stock split of the Company's Common Stock. In addition, the Board of Directors approved a plan of reorganization which included (i) reincorporating the Company in the state of Delaware, (ii) decreasing the number of authorized shares of common stock from 50,000,000 to 12,000,000 shares, and (iii) authorizing 1,000,000 shares of preferred stock, par value $.01 per share.

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

3.   LONG-TERM DEBT

     From October 1996 until November 5, 1998, the Company maintained an unsecured $20 million revolving credit facility. In November 1998, the Company established (i) a new $25 million unsecured revolving credit facility which will expire November 5, 2001, and (ii) a $5 million unsecured working capital line of credit which is subject to annual renewal (collectively, the "Debt Agreements"). There were no amounts outstanding under the Debt Agreements at January 30, 1999. The average amount of borrowings outstanding under the applicable loan agreements during fiscal 1999 was $4,550,992, the maximum amount outstanding was $11,024,717, and the weighted average interest rate was 6.49%. The average amount of borrowings outstanding under the prior facility during fiscal 1998 was $1,652,450, the maximum amount outstanding was $4,394,250, and the weighted average interest rate was 6.93%. There were no borrowings outstanding under the prior facility at January 31, 1998.

     The Company's Debt Agreements contain certain restrictive covenants common to such agreements. The Company was in compliance with respect to all of its covenants at January 30, 1999.

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

     Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of January 30, 1999 are as follows:

                         FISCAL YEAR ENDING
                         ------------------

          2000                                 $ 9,059,000
          2001                                   8,371,000
          2002                                   7,755,000
          2003                                   6,706,000
          2004                                   4,752,000
          Thereafter                             9,564,000
                                               -----------
                                               $46,207,000
                                               ===========

Rental expense for all operating leases consisted of the following:

                                            FISCAL YEAR ENDED
                           -----------------------------------------------------
                               JANUARY 30,       JANUARY 31,      FEBRUARY 1,
                                  1999              1998             1997
                           -----------------------------------------------------
Minimum rentals                $8,049,500        $5,645,000       $4,365,000
Contingent rentals                790,000           822,500          682,000
                               ----------        ----------       ----------
                               $8,839,500        $6,467,500       $5,047,000
                               ==========        ==========       ==========

5.   PROFIT-SHARING PLAN

     The Company maintains a 401(k) profit sharing plan (the "Plan") which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company's contribution to the Plan equals (1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant's compensation. Contribution expense for fiscal years 1999, 1998, and 1997 was $397,000, $303,000, and $238,000, respectively.

6.   RELATED-PARTY TRANSACTIONS

     The Company's majority stockholder provides financial advisory services to the Company for an annual fee of $200,000. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $200,000 in fiscal 1999, fiscal 1998 and fiscal 1997.

     Subordinated notes payable to stockholders, net of the related unamortized debt discount, were outstanding and included in long-term debt in the amount of $18,772,000 at February 3, 1996. Related to these notes, the Company incurred approximately $1,355,000 of interest expense in fiscal 1997.

     The Company maintains a sublease for one store with an entity that is controlled by a minority stockholder which expires in June 2008. Minimum lease payments were $190,800 in fiscal 1999, fiscal 1998 and fiscal 1997. Future minimum lease payments under this noncancelable sublease aggregate $1,796,700.

     The Company leased its previous warehouse and office facilities under a lease-purchase agreement that was fully paid in a previous year. Subsequent to February 3, 1996, the Company sold an assignment of its interest in the lease on this property to a related party for $850,000, which resulted in a gain of approximately $513,000 in the fiscal year ended February 1, 1997.

7.   INCOME TAXES

A summary of the components of the provision for income taxes is as follows:

                                                         FISCAL YEAR ENDED
                                      -----------------------------------------------------
                                         JANUARY 30,        JANUARY 31,        FEBRUARY 1,
                                            1999               1998               1997
                                      -----------------------------------------------------
Federal:
   Current                               $3,878,000         $3,211,000         $1,650,000
   Deferred                                (190,000)           (19,000)           (90,000)
                                        ------------       ------------       ------------
                                          3,688,000          3,192,000          1,560,000
                                        ------------       ------------       ------------
State:
   Current                                  629,000            487,000            203,000
   Deferred                                 (83,000)            (4,000)           (11,000)
                                        ------------       ------------       ------------
                                            546,000            483,000            192,000
                                        ------------       ------------       ------------
Provision for income taxes               $4,234,000         $3,675,000         $1,752,000
                                        ============       ============       ============

The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:


                                                                  FISCAL YEAR ENDED
                                               -----------------------------------------------
                                                 JANUARY 30,     JANUARY 31,     FEBRUARY 1,
                                                   1999             1998            1997
                                               -----------------------------------------------
Tax provision computed at the federal
 statutory rate (34%)                          $3,748,000        $3,267,000      $1,558,000
Effect of state income taxes, net of
benefits                                          439,000           393,000         151,000
Other                                              47,000            15,000          43,000
                                               ----------        ----------       ----------
                                               $4,234,000        $3,675,000       $1,752,000
                                               ==========        ==========       ==========


Temporary differences which create deferred tax assets are detailed below:

                                             JANUARY 30, 1999                 JANUARY 31, 1998
                                    ------------------------------------------------------------------
                                         CURRENT        NONCURRENT        CURRENT        NONCURRENT
                                    ------------------------------------------------------------------
Depreciation                          $    ---          $ 505,000        $   ---         $  364,000
Inventory                                269,000            ---             90,000            ---
Accruals                                 570,000            ---            560,000            ---
Other                                   (101,000)           ---            (44,000)           ---
                                      ----------        ---------        ---------       ----------
Deferred tax asset                    $  738,000        $ 505,000        $ 606,000       $  364,000
                                      ==========        =========        =========       ==========

The Company has not recorded a valuation allowance for deferred tax assets as realization is considered more likely than not.

8.   STOCK OPTION AND STOCK PURCHASE PLANS

Stock Option Plans

     The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to the fair value of the shares of common stock at the date of the option grant, no compensation cost is recognized.

     The Hibbett Sporting Goods, Inc. Employee Stock Option Plan, as amended (the "Original Option Plan") authorizes the granting of stock options for the purchase of up to 66,352 shares of common stock. Options granted vest over a three-year period for 25,369 shares and a five-year period for 40,983 shares and expire on the tenth anniversary of the date of grant. As of January 30, 1999, 53,268 of these options were outstanding.

     In fiscal 1997, the Company adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan, as amended (the "1996 Option Plan"). The 1996 Option Plan authorized the granting of stock options for the purchase of up to 238,566 shares of common stock. At the annual meeting of shareholders on June 9, 1998, the 1996 Option Plan was amended to provide for an additional 300,000 shares of common stock to be reserved for future grants of stock options. Options granted vest over a five-year period and expire on the tenth anniversary of the date of grant. As of January 30, 1999, a total of 280,870 shares of the Company's authorized and unissued common stock were reserved for future grants under the 1996 Option Plan, and options for 249,303 shares were outstanding at that date.

     On August 1, 1996, the Company entered into an agreement with a minority shareholder and granted options for 70,820 shares which became exercisable six months after October 17, 1996, the date of the Company's initial public offering.

     A summary of the status of the Company's stock option plans is as follows:

                                                                        FISCAL YEAR ENDED
                                     --------------------------------------------------------------------------------------
                                           JANUARY 30, 1999              JANUARY 31, 1998              FEBRUARY 1, 1997
                                     --------------------------    --------------------------    --------------------------
                                                     WEIGHTED                      WEIGHTED                      WEIGHTED
                                                     AVERAGE                       AVERAGE                       AVERAGE
                                                     EXERCISE                      EXERCISE                      EXERCISE
                                         SHARES       PRICE           SHARES        PRICE           SHARES        PRICE
                                     --------------------------    --------------------------    --------------------------
Outstanding at beginning of year       244,088        $10.83         265,086        $ 9.42          66,352        $ 4.49
Granted                                 77,000         27.71          52,500         15.00         199,016         11.07
Exercised                              (16,579)         3.73         (70,820)         8.48            ---           ---
Forfeited                               (1,938)        20.25          (2,678)        14.15            (282)        13.12
                                      ----------------------        ----------------------        ----------------------
Outstanding at end of year             302,571        $15.46         244,088        $10.83         265,086        $ 9.42
                                      ======================        ======================        ======================
Exerciseable at end of year             93,749        $ 9.75          58,503        $ 7.62          16,652        $ 3.96
                                                    ========                      ========                      ========
Weighted average market
 value of options granted                             $27.71                        $15.00                        $14.99
                                                    ========                      ========                      ========

The following table summarizes information about stock options outstanding at January 30, 1999:

                                               Options Outstanding                                   Options Exercisable
                         ------------------------------------------------------------    ---------------------------------------
                                                   Weighted
                               Number              Average                                       Number
                           Outstanding at         Remaining            Weighted              Exercisable at        Weighted
     Range of                January 30,         Contractual            Average                January 30,          Average
   Exercise Price               1999             Life (Years)        Exercise Price               1999           Exercise Price
--------------------     ------------------    ----------------    -------------------    ------------------    -----------------
  $1.89 to $6.10                96,314                 6.8                $ 5.56                 52,980               $ 5.12
  $15.00 to $16.00             130,057                 7.9                $15.61                 40,769               $15.76
  $26.88 to $28.00              76,200                 9.3                $27.71                   ---                  ---


     Compensation costs of $50,000 were accrued in fiscal 1999 and 1998, and $500,000 was accrued in fiscal 1997, related to the difference in the estimated market value of the stock and the nonqualified option exercise price, including the related tax benefit. As these options are exercised, the excess of the proceeds and accruals over the par value is credited to paid-in capital. Additionally, the tax benefit associated with 1) the exercise of nonqualified stock options and 2) disqualifying dispositions of shares acquired in the Company's option plans, is also credited to paid-in capital and amounted to $188,000 in fiscal 1999.

     If the Company had recorded compensation costs in accordance with SFAS No. 123 under the fair value based method (using the Black-Scholes option pricing model), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                      FISCAL YEAR ENDED
                                                    ---------------------------------------------------
                                                        JANUARY 30,      JANUARY 31,      FEBRUARY 1,
                                                           1999             1998             1997
                                                    ---------------------------------------------------
   Net income--as reported                              $  6,790         $  5,933         $  1,737

   Net income--pro forma                                   6,499            5,778            1,597

   Diluted earnings per share--as reported                  1.04              .93              .37

   Diluted earnings per share--pro forma                     .99              .91              .34

     The weighted average assumptions for determining compensation costs under the fair value method include (i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the options ( 5.5%, 6.5% and 6.1% for fiscal 1999, 1998 and 1997, respectively), (ii) an expected forfeiture rate of 4.4%, (iii) an expected stock volatility of 65%, and (iv) no expected dividend yield. The weighted average fair value of options granted in fiscal 1999, fiscal 1998 and fiscal 1997 was $15.98, $8.08 and $6.59, respectively.

Other Plans

     On September 13, 1996, the Company adopted an Employee Stock Purchase Plan and Outside Director Stock Plan reserving 75,000 shares and 50,000 shares of the Company's common stock, respectively, for purchase by the employees and directors at 85% and 100% of the fair value of the common stock, respectively. On January 29, 1999, January 30, 1998 and January 10, 1997, the Company granted 7,500, 5,000 and 10,000 options, respectively, at exercise prices of $17.75, $22.56 and $12.13 (market value at the date of grant) respectively, under the Outside Director Stock Plan. These options vest immediately and expire on the earlier of the tenth anniversary of the grant or one year from the date on which the director is no longer eligible. The Employee Stock Purchase Plan became effective on April 1, 1997, and as of January 30, 1999, 5,734 shares have been issued.

9.   COMMITMENTS AND CONTINGENCIES

     The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Hibbett Sporting Goods, Inc.:


     We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (a Delaware corporation) AND SUBSIDIARIES as of January 30, 1999 and January 31, 1998, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999, in conformity with generally accepted accounting principles.


                                             ARTHUR ANDERSEN LLP


Birmingham, Alabama
March 11, 1999