Form 10-K, Exhibit 13
period 2000-01-29
HIBBETT SPORTING GOODS INC
filed 2000-04-28
CIK 1017480

                                                                    EXHIBIT 13.1

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
               (Dollars In Thousands, Except Per Share Amounts)

                                                 January 29,      January 30,     January 31,     February 1,     February 3,
                                                     2000             1999            1998            1997            1996
                                                 -------------    -------------   -------------   -------------   -------------
                                                  (52 Weeks)       (52 Weeks)      (52 Weeks)      (52 Weeks)      (53 Weeks)
Income Statement Data:
----------------------
Net sales                                          $  174,312       $  143,350      $  113,563      $   86,401        $   67,077
Cost of goods sold, including warehouse,
     distribution, and store occupancy costs          121,962          100,409          78,714          60,017            46,642
                                                -------------    -------------   -------------   -------------     -------------
        Gross profit                                   52,350           42,941          34,849          26,384            20,435

Store operating, selling, and administrative
     expenses                                          34,142           28,720          22,947          17,339(1)         13,471
Depreciation and amortization                           3,762            3,056           2,286           1,821             1,322
                                                -------------    -------------   -------------   -------------     -------------
        Operating income                               14,446           11,165           9,616           7,224             5,642

Interest expense, net                                     422              141               8(3)        2,642             1,685
                                                -------------    -------------   -------------   -------------     -------------
     Income before provision for income
     taxes and extraordinary item                      14,024           11,024           9,608           4,582             3,957

Provision for income taxes                              5,364            4,234           3,675           1,752             1,514
                                                -------------    -------------   -------------   -------------     -------------
     Income before extraordinary item                   8,660            6,790           5,933           2,830             2,443

Extraordinary item, net                                     -                -               -          (1,093)(3)             -
                                                -------------    -------------   -------------   -------------     -------------
     Net income                                    $    8,660       $    6,790      $    5,933      $    1,737        $    2,443
                                                =============    =============   =============   =============     =============

Earnings per common share:
   Basic:
      Income before extraordinary item             $     1.35       $     1.06      $     0.95      $     0.62        $     0.42
      Extraordinary item, net                               -                -               -           (0.24)(3)             -
                                                -------------    -------------   -------------   -------------     -------------
      Net income                                   $     1.35       $     1.06      $     0.95      $     0.38        $     0.42
                                                =============    =============   =============   =============     =============

   Diluted:
      Income before extraordinary item             $     1.33       $     1.04      $     0.93      $     0.61        $     0.42
      Extraordinary item, net                               -                -               -           (0.24)(3)             -
                                                -------------    -------------   -------------   -------------     -------------
      Net income                                         1.33       $     1.04      $     0.93      $     0.37        $     0.42
                                                =============    =============   =============   =============     =============


Weighted average shares outstanding:
      Basic                                         6,427,745        6,403,922       6,227,415       4,552,118         5,820,763
      Diluted                                       6,529,980        6,557,273       6,362,755       4,671,268         5,838,267


Selected Operating Data:
------------------------
Number of stores open at end of period:
Hibbett Sports                                            206              156             107              77                56
Sports & Co.                                                4                4               4               4                 3
Sports Additions                                           13               11               9               8                 8
                                                -------------    -------------   -------------   -------------     -------------
     Total                                                223              171             120              89                67
                                                =============    =============   =============   =============     =============


Balance Sheet Data:
-------------------
Working capital                                    $   37,831       $   29,127      $   25,649      $   16,280        $   10,907
Total assets                                           83,278           68,552          53,366          40,358            36,702
Total debt                                              4,391                -               -               -(3)         31,912(2)
Stockholders' investment (deficit)                     54,201           45,260          38,155          26,512(3)         (8,093)(2)

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

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

Overview

     Hibbett Sporting Goods, Inc. ("we" or "Hibbett") is a rapidly-growing operator of full-line sporting goods stores in small to mid-sized markets predominantly in the southeastern United States. Our stores offer a broad assortment of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. Our merchandise assortment features a broad selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. Our management team believes that our stores are among the primary retail distribution alternatives for brand name vendors that seek to reach our target markets.

     As of January 29, 2000, we operated 206 Hibbett Sports stores as well as thirteen smaller-format Sports Additions athletic shoe stores and four larger-format Sports & Co. superstores in 19 states. Our primary retail format and growth vehicle is Hibbett Sports a 5,000 square foot store located in enclosed malls and dominant strip centers. We target markets with county populations that range from 30,000 to 250,000. By targeting smaller markets, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs and a more limited competitive environment than generally faced in larger markets. In addition, we establish greater customer and vendor recognition as the leading full-line sporting goods retailer in these local communities. Although competitors in some markets may carry similar product lines and national brands, we believe that the Hibbett Sports stores are typically the primary, full-line sporting goods retailers in their markets due to the extensive selection of traditional team and individual sports merchandise offered and a high level of customer service.

     In fiscal 1994, we began to accelerate our rate of new store-openings to take advantage of the growth opportunities in our target markets. Since fiscal 1994, we have grown our store base from 49 to 223 stores. Our expansion strategy is to continue to open Hibbett Sports stores in our target markets. We plan to open approximately 60 Hibbett Sports stores in fiscal 2001.

     In October 1997, we completed a secondary public offering of 1,133,197 shares of common stock at the offering price of $27.75 per share. Of the 1,133,197 shares of common stock offered, 933,197 shares were offered by certain selling shareholders and 200,000 shares were offered by Hibbett. Our net proceeds of approximately $4.8 million were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes.

     Hibbett operates on a 52 or 53 week fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for the fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998, include 52 weeks of operations. Hibbett is incorporated under the laws of the State of Delaware.

Results of Operations

     The following table sets forth consolidated statements of operations expressed as a percentage of net sales for the periods indicated:

                                                                                  Fiscal Year Ended
                                                                 ----------------------------------------------------
                                                                     January 29,       January 30,       January 31,
                                                                        2000              1999              1998
                                                                        ----              ----              ----
     Net sales                                                           100.0%            100.0%            100.0%
     Cost of goods sold, including warehouse,
       distribution, and store occupancy costs                            70.0              70.0              69.3
                                                                        ------            ------            ------
          Gross profit                                                    30.0              30.0              30.7
     Store operating, selling, and administrative expenses                19.6              20.0              20.2
     Depreciation and amortization                                         2.1               2.1               2.0
                                                                        ------            ------            ------
          Operating income                                                 8.3               7.9               8.5
     Interest expense, net                                                 0.2               0.1               0.0
                                                                        ------            ------            ------
          Income before provision for income taxes                         8.1               7.8               8.5
     Provision for income taxes                                            3.1               3.0               3.3
                                                                        ------            ------            ------
          Net income                                                       5.0%              4.8%              5.2%
                                                                        ======            ======            ======

Fiscal 2000 Compared to Fiscal 1999

     Net sales. Net sales increased $31.0 million, or 21.6%, to $174.3 million for the 52 weeks ended January 29, 2000, from $143.4 million for the 52 weeks ended January 30, 1999. The increase is attributable to the opening of 50 Hibbett Sports stores, two Sports Additions stores, and a 2.8% increase in comparable store net sales. The increase in comparable store net sales was due primarily to increased equipment sales, particularly baseball and softball equipment due to the growing popularity of these sports and our emphasis thereon. New stores and stores not in the comparable store net sales calculation accounted for $28.0 million of the increase in net sales, and increases in comparable store net sales contributed $3.0 million. During fiscal 2000, we also closed one Hibbett Sports store and reopened one that had been temporarily closed. Comparable store net sales data for the period reflect sales for our traditional format stores open throughout the period and the corresponding period of the prior fiscal year.

     Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $52.4 million, or 30.0% of net sales, in the 52 weeks ended January 29, 2000, as compared to $42.9 million, or 30.0% of net sales, in the prior fiscal year. Increased product margins were offset by higher store occupancy costs as a percentage of net sales as a result of the increased number of new stores in the store base. Higher product margins resulted from lower markdowns on winter apparel as compared to the previous year when apparel margins were negatively impacted by unusual weather patterns.

     Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $34.1 million, or 19.6% of net sales, in fiscal 2000 as compared to $28.7 million, or 20.0% of net sales, in fiscal 1999. The decrease in store operating, selling and administrative expenses as a percentage of net sales in fiscal 2000 is attributable to improved leveraging of administrative costs over increased sales.

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales was 2.1% in the 52 weeks ended January 29, 2000 and January 30, 1999.

     Interest expense, net. Net interest expense for the 52 weeks ended January 29, 2000 was $422,000 compared to $141,000 in the prior year period. The increase is attributable to higher levels of borrowing on the Company's revolving credit facilities in the current fiscal year to fund the distribution center expansion and new store openings.

Fiscal 1999 Compared to Fiscal 1998

     Net sales. Net sales increased $29.8 million, or 26.2%, to $143.4 million for the 52 weeks ended January 30, 1999, from $113.6 million for the 52 weeks ended January 31, 1998. The increase is attributable to the opening of 51 Hibbett Sports stores, two Sports Additions stores, and a 2.7% increase in comparable store net sales. The increase in comparable store net sales was due primarily to increased equipment sales as well as increased apparel and accessory sales. New stores and stores not in the comparable store net sales calculation accounted for $27.5 million of the increase in net sales and increases in comparable store net sales contributed $2.3 million. During fiscal 1999, we also closed two Hibbett Sports stores.

     Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $42.9 million, or 30.0% of net sales, in the 52 weeks ended January 30, 1999, as compared to $34.9 million, or 30.7% of net sales, in the prior fiscal year. The decrease in gross profit as a percentage of net sales was primarily the result of lower apparel product margins in the fourth quarter and higher store occupancy costs as a percentage of net sales as a result of the increased number of new stores in the store base. Lower apparel product margins were primarily the result of higher markdowns on winter apparel due to unusual weather patterns during the fourth quarter.

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

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales increased slightly to 2.1% in the 52 weeks ended January 30, 1999 from 2.0% in the prior year due to the increase in the number of new stores in the store base.

     Interest expense, net. Net interest expense for the 52 weeks ended January 30, 1999 was $141,000 compared to $8,000 in the prior year period. The increase is attributable to higher levels of borrowing on the Company's revolving credit facility in the current fiscal year to fund new store openings.

Liquidity and Capital Resources

     Our capital requirements relate primarily to new store openings and working capital requirements. Our working capital requirements are somewhat seasonal in nature and typically reach their peak near the end of the third and the beginning of the fourth quarter of our fiscal year. Historically, we have funded our cash requirements primarily through cash flow from operations and borrowings under our revolving credit facilities.

     Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Net income has increased in each of the last three fiscal years. In addition, we have continued to increase our inventory levels throughout these periods as the number of stores has increased. These inventory increases were primarily financed with cash from operations in each of the last three fiscal years. These activities resulted in cash flows provided by operating activities of $3.6 million, $2.6 million, and $1.5 million in fiscal 2000, fiscal 1999, and fiscal 1998, respectively.

     With respect to cash flows from investing activities, capital expenditures for fiscal 2000 were $10.6 million compared with $6.3 million in fiscal 1999 and $4.6 million in fiscal 1998. Capital expenditures in fiscal 2000 resulted primarily from the opening of 50 new Hibbett Sports stores and two Sports Additions stores, the expansion of the distribution center, certain store remodels, and office and distribution center expenditures. The increase in capital expenditures in fiscal 2000 primarily resulted from $2.3 million in construction costs and $1.4 million in equipment purchased in connection with the expansion of the distribution center. Hibbett incurred the construction costs related to the distribution center expansion. In December 1999, the existing distribution center's operating lease was amended to include the expansion, and Hibbett was reimbursed by the landlord for construction related costs in a sale-leaseback transaction. Our management team believes that the newly expanded facility can support the Company's growth for the foreseeable future.

     The Company estimates capital expenditures in fiscal 2001 to be approximately $8.0 million which will fund the opening of approximately 60 Hibbett Sports stores, remodel selected existing stores, and fund headquarters and distribution center related capital expenditures.

     Net cash provided by financing activities was $4.6 million, $127,000, and $5.2 million in fiscal 2000, fiscal 1999, and fiscal 1998, respectively. Cash flows from financing activities have historically represented the Company's financing of its long-term growth. The increase of revolving loan borrowings and repayments in fiscal 2000 was used to finance new store openings, related working capital requirements and the warehouse expansion and related equipment. Fiscal 1998 financing activities consisted primarily of proceeds from our secondary public stock offering in October 1997 of $4.8 million. The proceeds were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes.

     Hibbett maintains an unsecured revolving credit facility which will expire November 5, 2002 and allows borrowings up to $25 million. We also maintain an unsecured working capital line of credit for $7 million which is subject to annual renewal. As of January 29, 2000, we had $4.4 million outstanding under these facilities. Based on our current operating and store opening plans, management believes that we can adequately fund our cash needs for the foreseeable future through borrowings under the credit facility, the working line of credit and cash generated from operations.

Recent Accounting Pronouncements

  The American Institute of Certified Public Accountants ("AICPA"), has issued Statement of Position ("SOP"), 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of external direct costs of materials and services, payroll and payroll related costs for employees directly associated, and interest cost during development of computer software for internal use. Capitalized software costs should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use. This statement was adopted on January 31, 1999 with no material effect on the Company's financial statements.

     The AICPA has issued SOP 98-5, Reporting on the Costs of Start-up Activities. This statement provides guidance on the financial reporting of start-up costs and organization costs, and requires these costs to be expensed as incurred. This statement was adopted on January 31, 1999 with no material effect on the Company's financial statements.

Dividend Policy

  Hibbett has never declared or paid any dividends on its common stock. We currently intend to retain our future earnings to finance the growth and development of our business, and therefore we do not anticipate declaring or paying cash dividends on our common stock for the foreseeable future. Any future decision to declare or pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors, as the Board of Directors deems relevant.

Year 2000 Compliance

     We completed our Year 2000 implementation program, including testing of all systems, by late 1999. We relied primarily on internal resources in completing these steps. Hibbett has not experienced any significant operational or functional interruption to its business as a result of the turn of the millennium.

     Our financial, merchandising, distribution and point of sale systems are third party vendor software programs which were recently upgraded and certified as Year 2000 compliant by the software vendors. These upgrades were previously planned and were not accelerated due to Year 2000 issues. We did not defer any significant information technology projects in order to address the Year 2000 issue.

     Based on present information, our management believes that our Year 2000 plans have and will substantially mitigate the risk of a material disruption in our operations due to internal Year 2000 factors. However, possible consequences of a change in the current status, including noncompliance by third parties with whom Hibbett does or may do business with, include, but are not limited to, loss of revenues, loss of communication capability with stores, inability to process or quantify merchandise, and inability to engage in other operational and financial activities. The Company cannot assure timely compliance of third parties and may be adversely affected by noncompliance of a significant third party.

     As previously reported, approximately $185,000 was expended related to Year 2000 compliance. These costs did not have a significant impact on Hibbett's financial position or results of operations.

     The costs associated with Year 2000 compliance are based on management's current views with respect to future events and may be updated as additional information becomes available. Please refer to the Special Note Regarding Forward Looking Statements.

Market Risk

     The Company's financial condition, results of operations and cash flows are subject to market risk from interest rate fluctuations on its revolving credit facility and working capital line of credit, each of which bears interest at rates that vary with LIBOR, prime or quoted cost of funds rates. The average amount of borrowings outstanding under these agreements during fiscal 2000 was $5,391,090, the maximum amount outstanding was $14,155,468 and the weighted average interest rate was 6.48%. A 10% increase or decrease in market interest rates would not have a material impact on the Company's financial condition, results of operations or cash flows.

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

The following tables set forth certain unaudited financial data for the quarters indicated:

                       Unaudited Quarterly Financial Data
            (Dollar amounts in thousands, except per share amounts)

                                            Fiscal Year Ended January 29, 2000
                                      ----------------------------------------------
                                        First       Second      Third       Fourth
                                      (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
                                      ----------  ----------  ----------  ----------
Net sales                               $42,804     $39,342     $42,223     $49,943
Gross profit                             12,992      11,485      12,806      15,067
Operating income                          3,717       2,755       3,518       4,456
 Net income                             $ 2,263     $ 1,638     $ 2,121     $ 2,638
                                       ========    ========    ========    ========

 Basic earnings per common share        $  0.35     $  0.26     $  0.33     $  0.41
                                       ========    ========    ========    ========

 Diluted earnings per common share      $  0.35     $  0.25     $  0.33     $  0.40
                                       ========    ========    ========    ========

                                             Fiscal Year Ended January 30, 1999
                                       ----------------------------------------------
                                          First      Second       Third      Fourth
                                       (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
                                       ----------  ----------  ----------  ----------
Net sales                               $33,321     $32,524     $35,988     $41,517
Gross profit                             10,163       9,617      10,913      12,248
Operating income                          2,964       2,185       2,874       3,142
 Net income                             $ 1,858     $ 1,352     $ 1,739     $ 1,841
                                       ========    ========    ========    ========

 Basic earnings per common share        $  0.29     $  0.21     $  0.27     $  0.29
                                       ========    ========    ========    ========

 Diluted earnings per common share      $  0.28     $  0.21     $  0.27     $  0.28
                                       ========    ========    ========    ========


In the opinion of our management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (Dollars In Thousands)

                                                                January 29,   January 30,
                                                                    2000          1999
                                                                -----------   -----------
Assets
  Current Assets:
     Cash and cash equivalents                                   $   860       $   945
     Accounts receivable, net                                      2,123         2,144
     Inventories                                                  58,066        47,694
     Prepaid expenses and other                                      736           802
     Refundable income taxes                                          14            96
     Deferred income taxes                                           718           738
                                                                 -------       -------
          Total current assets                                    62,517        52,419
                                                                 -------       -------

  Property and Equipment:
     Land                                                             24            24
     Buildings                                                       216           216
     Equipment                                                    13,202         9,465
     Furniture and fixtures                                        8,752         7,018
     Leasehold improvements                                       14,373        11,762
     Construction in progress                                        156           194
                                                                 -------       -------
                                                                  36,723        28,679
     Less accumulated depreciation & amortization                 16,766        13,273
                                                                 -------       -------
          Total property and equipment                            19,957        15,406
                                                                 -------       -------

  Noncurrent Assets:
     Deferred income taxes                                           610           505
     Other, net                                                      194           222
                                                                 -------       -------
          Total noncurrent assets                                    804           727
                                                                 -------       -------

  Total Assets                                                   $83,278       $68,552
                                                                 =======       =======

Liabilities and Stockholders' Investment
  Current Liabilities:
     Accounts payable                                            $19,047       $16,233
     Accrued income taxes                                            546         2,477
     Accrued expenses:
        Payroll-related                                            3,044         2,638
        Other                                                      2,049         1,944
                                                                 -------       -------
          Total current liabilities                               24,686        23,292
                                                                 -------       -------

  Long-Term Debt                                                   4,391             -
                                                                 -------       -------
  Commitments and Contingencies

  Stockholders' Investment:
     Preferred Stock, $.01 par value, 1,000,000 shares
        authorized, no shares outstanding                              -             -
     Common Stock, $.01 par value, 12,000,000 shares
        authorized, 6,435,552 and 6,413,780 shares issued
        and outstanding at January 29, 2000 and
        January 30, 1999, respectively                                64            64
     Paid-in capital                                              54,277        53,996
     Retained earnings (deficit)                                    (140)       (8,800)
                                                                 -------       -------
          Total stockholders' investment                          54,201        45,260
                                                                 -------       -------

Total Liabilities and Stockholders' Investment                   $83,278       $68,552
                                                                 =======       =======


   The accompanying notes are an integral part of these consolidated balance sheets.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars In Thousands, Except Per Share Amounts)

                                                                         Fiscal Year Ended
                                                     -----------------------------------------------------
                                                        January 29,         January 30,       January 31,
                                                           2000                1999              1998
                                                     ---------------  ----------------- ------------------
Net sales                                              $    174,312     $     143,350      $     113,563
Cost of goods sold, including warehouse,
    distribution, and store occupancy costs                 121,962           100,409             78,714
                                                     ---------------  ----------------- ------------------
    Gross profit                                             52,350            42,941             34,849

Store operating, selling, and administrative
    expenses                                                 34,142            28,720             22,947
Depreciation and amortization                                 3,762             3,056              2,286
                                                     ---------------  ----------------- ------------------
    Operating income                                         14,446            11,165              9,616

Interest expense, net                                           422               141                  8
                                                     ---------------  ----------------- ------------------
    Income before provision for income taxes                 14,024            11,024              9,608

Provision for income taxes                                    5,364             4,234              3,675
                                                     ---------------  ----------------- ------------------
    Net income                                         $      8,660     $       6,790      $       5,933
                                                     ===============  ================= ==================

    Basic earnings per share                           $       1.35     $        1.06      $        0.95
                                                     ===============  ================= ==================

    Diluted earnings per share                         $       1.33     $        1.04      $        0.93
                                                     ===============  ================= ==================

Weighted average shares outstanding:
    Basic                                                 6,427,745        6 ,403,922         6, 227,415
                                                     ===============  ================= ==================
    Diluted                                               6,529,980        6 ,557,273         6, 362,755
                                                     ===============  ================= ==================

 The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                            (Dollars In Thousands)


                                                                  Common Stock                           Retained
                                                            -------------------------
                                                               Number of                    Paid-In      Earnings
                                                                Shares        Amount        Capital      (Deficit)
                                                            -------------   ---------     -----------  -------------
BALANCE, February 1, 1997                                      6,134,261     $    61       $  47,974    $  (21,523)
     Net income                                                        -           -               -         5,933
     Secondary public offering of common stock,
          net of offering costs of $449                          200,000           2           4,815             -
     Issuance of shares from the employee stock
         purchase plan and the exercise of stock options          59,716           1             892             -
                                                            -------------   ---------     -----------  -------------
BALANCE, January 31, 1998                                      6,393,977          64          53,681       (15,590)
     Net income                                                        -           -               -         6,790
     Issuance of shares from the employee stock
         purchase plan and the exercise of stock options          19,803           -             315             -
                                                            -------------   ---------     -----------  -------------
BALANCE, January 30, 1999                                      6,413,780          64          53,996        (8,800)
     Net income                                                        -           -               -         8,660
     Issuance of shares from the employee stock
         purchase plan and the exercise of stock options          21,772           -             281             -
                                                            -------------   ---------     -----------  -------------
BALANCE, January 29, 2000                                      6,435,552     $    64       $  54,277    $     (140)
                                                            =============   =========     ===========  =============

 The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars In Thousands)

                                                                                                Fiscal Year Ended
                                                                                --------------------------------------------------
                                                                                 January 29,        January 30,      January 31,
                                                                                     2000              1999             1998
                                                                                --------------    ---------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                    $  8,660          $  6,790          $ 5,933
                                                                                ---------         ---------         --------
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                               3,762             3,056            2,286
        Deferred income taxes                                                         (85)             (273)             (23)
        Loss on disposal of assets                                                     25                20               31
        (Increase) decrease in assets:
            Accounts receivable, net                                                   21              (305)             258
            Inventories                                                           (10,372)          (14,427)          (8,746)
            Prepaid expenses and other                                                 66              (199)            (120)
            Refundable income taxes                                                    82               (49)              81
            Other noncurrent assets                                                    (6)             (237)             (12)
        Increase (decrease) in liabilities:
            Accounts payable                                                        2,814             5,282              570
            Accrued income taxes                                                   (1,844)            1,805              424
            Accrued expenses                                                          511             1,182              833
                                                                                ---------         ---------         --------
               Total adjustments                                                   (5,026)           (4,145)          (4,418)
                                                                                ---------         ---------         --------
      Net cash provided by operating activities                                     3,634             2,645            1,515
                                                                                ---------         ---------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                           (10,619)           (6,340)          (4,548)
   Proceeds from sale of property                                                   2,315                15               14
                                                                                ---------         ---------         --------
      Net cash (used in) investing activities                                      (8,304)           (6,325)          (4,534)
                                                                                ---------         ---------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common shares in
     public offering                                                                    -                 -            4,817
   Revolving loan borrowings and repayments, net                                    4,391                 -                -
   Proceeds from options exercised and purchase of shares
      under the employee stock purchase plan                                          194               127              431
                                                                                ---------         ---------         --------
      Net cash provided by financing activities                                     4,585               127            5,248
                                                                                ---------         ---------         --------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                                        (85)           (3,553)           2,229
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        945             4,498            2,269
                                                                                ---------         ---------         --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $    860          $    945          $ 4,498
                                                                                =========         =========         ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
   Cash paid during the year for:
      Interest                                                                   $    401          $    235          $    43
                                                                                =========         =========         ========
      Income taxes, net of refunds                                               $  6,942          $  2,596          $ 3,153
                                                                                =========         =========         ========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
   ACTIVITIES:
  Noncash recognition of paid-in capital related to exercise
      of stock options                                                           $     87          $    188          $   462
                                                                                =========         =========         ========


 The accompanying notes are an integral part of these consolidated statements.

                 HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     Hibbett Sporting Goods, Inc. (the "Company") is an operator of full-line sporting goods retail stores in small to mid-sized markets in the southeastern United States. The Company's fiscal year ends on the Saturday closest to January 31 of each year. The consolidated statements of operations for fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998, include 52 weeks of operations. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market.

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

Inventories

     Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company's business is dependent to a significant degree upon close relationships with its vendors. During fiscal 2000, the company's largest vendor, Nike, represented approximately 30% of its purchases.

Property and Equipment

     Property and equipment are recorded at cost. It is the Company's policy to depreciate assets acquired prior to January 28, 1995 using accelerated and straight-line methods over their estimated service lives (3 to 10 years for equipment, 5 to 10 years for furniture and fixtures, and 10 to 31.5 years for buildings) and to amortize leasehold improvements using the straight-line method over the periods of the applicable leases. Depreciation on assets acquired subsequent to January 28, 1995 is provided using the straight-line method over their estimated service lives (3 to 5 years for equipment, 7 years for furniture and fixtures, and 39 years for buildings) or, in the case of leasehold improvements, 10 years or over the lives of the respective leases, if shorter.

     Maintenance and repairs are charged to expense as incurred. Costs of renewals and improvements are capitalized by charges to property accounts and are depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Store Opening Costs

     Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

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

     A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                                             Fiscal Year Ended
                                                -------------------------------------------------------------------------
                                                   January 29, 2000          January 30, 1999          January 31, 1998
                                                ---------------------     ---------------------    ----------------------
Weighted average shares outstanding:
     Basic                                             6,427,745                 6,403,922               6,227,415
     Dilutive effect of stock options                    102,235                   153,351                 135,340
                                                ---------------------     ---------------------    ----------------------
     Diluted                                           6,529,980                 6,557,273               6,362,755
                                                =====================     =====================    ======================

     For the 52 week period ended January 29, 2000, 94,600 anti-dilutive options were appropriately excluded from the computation.

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

2.   STOCKHOLDERS' INVESTMENT TRANSACTIONS

     In October 1997, the Company and certain shareholders completed a secondary public offering of 200,000 primary shares and 933,197 secondary shares at a price of $27.75 per share. The Company's net proceeds of $4,817,000 were used to reduce borrowings under the revolving credit facility and for working capital and general corporate purposes.

3.   LONG-TERM DEBT

     The Company maintains an unsecured revolving credit facility which will expire November 5, 2002 and allows borrowings up to $25 million. The Company also maintains an unsecured working capital line of credit for $7 million which is subject to annual renewal (collectively, the "Debt Agreements"). As of January 29, 2000, the Company had $4,391,000 outstanding under these facilities. The average amount of borrowings outstanding under the Debt Agreements during fiscal 2000 was $5,391,090, the maximum outstanding was $14,155,468, and the weighted average interest rate was 6.48%. The average amount of borrowings outstanding under the applicable loan agreements during fiscal 1999 was $4,550,992, the maximum amount outstanding was $11,024,717, and the weighted average interest rate was 6.49%. The average amount of borrowings outstanding under the prior facility during fiscal 1998 was $1,652,450, the maximum amount outstanding was $4,394,250, and the weighted average interest rate was 6.93%.

     The Company's Debt Agreements contain certain restrictive covenants common to such agreements. The Company was in compliance with respect to all of its covenants at January 29, 2000.

4.   LEASES

     The Company leases the premises for its retail sporting goods stores under operating leases which expire in various years through the year 2009. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Rental payments typically include minimum rentals plus contingent rentals based on sales.

     In February 1996, the Company entered into a sale-leaseback transaction to finance its new warehouse and office facilities. In December 1999, the related operating lease was amended to include the fiscal 2000 expansion of these facilities. The amended lease rate is $741,000 per year and will expire in December 2014.

     Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of January 29, 2000 are as follows:

                              Fiscal Year Ending
                              ------------------

                         2001                      $11,649,000
                         2002                       10,951,000
                         2003                        9,941,000
                         2004                        7,960,000
                         2005                        5,735,000
                         Thereafter                 11,994,000
                                                   -----------
                                                   $58,230,000
                                                   ===========

Rental expense for all operating leases consisted of the following:

                                                    Fiscal Year Ended
                                 -----------------------------------------------------
                                      January 29,      January 30,      January 31,
                                         2000             1999             1998
                                 -----------------------------------------------------
     Minimum rentals                $10,145,000        $8,049,500       $5,645,000
     Contingent rentals                 833,000           790,000          822,500
                                    -----------        ----------       ----------
                                    $10,978,000        $8,839,500       $6,467,500
                                    ===========        ==========       ==========

5.   PROFIT-SHARING PLAN

     The Company maintains a 401(k) profit sharing plan (the "Plan") which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company's contribution to the Plan equals (1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant's compensation. Contribution expense for fiscal years 2000, 1999, and 1998 was $ 436,000, $397,000, and $303,000, respectively.

6.   RELATED-PARTY TRANSACTIONS

     The Company's majority stockholder provides financial advisory services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $200,000 in fiscal 2000, fiscal 1999 and fiscal 1998.

     The Company maintains a sublease for one store with an entity that is controlled by a minority stockholder which expires in June 2008. Minimum lease payments were $190,800 in fiscal 2000, fiscal 1999 and fiscal 1998. Future minimum lease payments under this noncancelable sublease aggregate $1,605,900.

7.   INCOME TAXES

     A summary of the components of the provision for income taxes is as follows:

                                                        Fiscal Year Ended
                                     ------------------------------------------------------
                                          January 29,     January 30,        January 31,
                                             2000            1999               1998
                                     ------------------------------------------------------
    Federal:
       Current                          $4,648,000        $3,878,000          $3,211,000
       Deferred                            (95,000)         (190,000)            (19,000)
                                     ---------------   ----------------   -----------------
                                         4,553,000         3,688,000           3,192,000
                                     ---------------   ----------------   -----------------
    State:
       Current                             801,000           629,000             487,000
       Deferred                             10,000           (83,000)             (4,000)
                                     ---------------   ----------------   -----------------
                                           811,000           546,000             483,000
                                     ---------------   ----------------   -----------------
    Provision for income taxes          $5,364,000        $4,234,000          $3,675,000
                                     ===============   ================   =================

     The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:


                                                                             Fiscal Year Ended
                                                          -------------------------------------------------
                                                            January 29,      January 30,       January 31,
                                                               2000              1999             1998
                                                          -------------------------------------------------
     Tax provision computed at the federal
     statutory rate (34%)                                 $4,768,000         $3,748,000       $3,267,000
     Effect of state income taxes, net of benefits           592,000            439,000          393,000
     Other                                                     4,000             47,000           15,000
                                                          ----------         ----------       ----------
                                                          $5,364,000         $4,234,000       $3,675,000
                                                          ==========         ==========       ==========


     Temporary differences which create deferred tax assets are detailed below:

                                                  January 29, 2000                 January 30, 1999
                                         -----------------------------------------------------------------
                                              Current        Noncurrent        Current        Noncurrent
                                         -----------------------------------------------------------------
     Depreciation                            $     ---        $ 610,000        $     ---       $ 505,000
     Inventory                                 105,000              ---          269,000             ---
     Accruals                                  653,000              ---          570,000             ---
     Other                                     (40,000)             ---         (101,000)            ---
                                             ---------        ---------        ---------       ---------
     Deferred tax asset                      $ 718,000        $ 610,000        $ 738,000       $ 505,000
                                             =========        =========        =========       =========

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

     The Hibbett Sporting Goods, Inc. Employee Stock Option Plan, as amended (the "Original Option Plan") authorizes the granting of stock options for the purchase of up to 66,352 shares of common stock. Options granted vest over a three-year period for 25,369 shares and a five-year period for 40,983 shares and expire on the tenth anniversary of the date of grant. As of January 29, 2000, 52,468 of these options were outstanding.

  In fiscal 1997, the Company adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan, as amended (the "1996 Option Plan"). The 1996 Option Plan authorizes the granting of stock options for the purchase of up to 538,566 shares of common stock. Options granted vest over a five-year period and expire on the tenth anniversary of the date of grant. As of January 29, 2000, a total of 173,110 shares of the Company's authorized and unissued common stock were reserved for future grants under the 1996 Option Plan, and options for 346,142 shares were outstanding at that date.

     On August 1, 1996, the Company entered into an agreement with a minority shareholder and granted options for 70,820 shares which became exercisable six months after October 17, 1996, the date of the Company's initial public offering.

     A summary of the status of the Company's stock option plans is as follows:

                                                         Fiscal Year Ended
                              ------------------------------------------------------------------------
                                 January 29, 2000         January 30, 1999         January 31, 1998
                              ----------------------   ----------------------   ----------------------
                                          Weighted                 Weighted                 Weighted
                                           Average                  Average                  Average
                                          Exercise                 Exercise                 Exercise
                                Shares      Price        Shares      Price         Shares     Price
                              ----------------------   ----------------------   ----------------------
Outstanding at beginning
 of year                        302,571     $15.46       244,088     $10.83        265,086    $ 9.42

Granted                         118,650      18.09        77,000      27.71         52,500     15.00
Exercised                       (16,619)      6.92       (16,579)      3.73        (70,820)     8.48
Forfeited                        (5,992)     19.33        (1,938)     20.25         (2,678)    14.15
                              ----------------------   ----------------------   ----------------------
Outstanding at end of year      398,610     $16.54       302,571     $15.46        244,088    $10.83
                              ======================   ======================   ----------------------

Exercisable at end of year      134,710     $12.78        93,749     $ 9.75         58,503    $ 7.62
                              ======================   ======================   ======================

Weighted average fair value
 of options granted                         $10.70                   $16.51                   $ 7.77
                                          ==========               ==========               ==========

The following table summarizes information about stock options outstanding at January 29, 2000:

                                           Options Outstanding                                Options Exercisable
                        --------------------------------------------------------    --------------------------------------
                                                Weighted
                                                 Average
                              Number            Remaining          Weighted               Number              Weighted
      Range of            Outstanding at       Contractual          Average           Exercisable at           Average
  Exercise Prices        January 29, 2000      Life (Years)      Exercise Price      January 29, 2000      Exercise Price
-------------------     ------------------    --------------    ----------------    ------------------    ----------------
$1.89 to $6.10                 81,403                5.9             $ 5.51                55,298               $ 5.23
$15.00 to $17.75              227,607                7.9             $16.45                64,012               $15.71
$20.25 to $28.00               89,600                8.4             $26.79                15,400               $27.71

     Compensation costs of $50,000 were accrued in fiscal 2000, 1999, and 1998, related to the difference in the estimated market value of the stock and the nonqualified option exercise price, including the related tax benefit. As these options are exercised, the excess of the proceeds and accruals over the par value is credited to paid-in capital. Additionally, the tax benefit associated with 1) the exercise of nonqualified stock options and 2) disqualifying dispositions of shares acquired in the Company's option plans, is also credited to paid-in capital and amounted to $87,000 in fiscal 2000 and $188,000 in fiscal 1999.

     If the Company had recorded compensation costs in accordance with SFAS No. 123 under the fair value based method (using the Black-Scholes option pricing model), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              Fiscal Year Ended
                                                  -------------------------------------------
                                                    January 29,   January 30,   January 31,
                                                        2000         1999          1998
                                                  -------------------------------------------
     Net income--as reported                           $8,660        $6,790       $5,933
     Net income--pro forma                              8,293         6,499        5,778

     Diluted earnings per share--as reported             1.33          1.04          .93
     Diluted earnings per share--pro forma               1.27           .99          .91

        The weighted average assumptions for determining compensation costs under the fair value method include (i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the options (5.2%, 5.5% and 6.5% for fiscal 2000, 1999 and 1998, respectively), (ii) an expected forfeiture rate of 7.0%, (iii) an expected stock volatility of 65%, and (iv) no expected dividend yield.

Other Plans

        On September 13, 1996, the Company adopted an Employee Stock Purchase Plan and Outside Director Stock Plan reserving 75,000 shares and 50,000 shares of the Company's common stock, respectively, for purchase by the employees and directors at 85% and 100% of the fair value of the common stock, respectively. On January 28, 2000, January 29, 1999 and January 30, 1998, the Company granted 7,500, 7,500 and 5,000 options, respectively, at exercise prices of $18.31, $17.75 and $22.56 (market value at the date of grant) respectively, under the Outside Director Stock Plan. These options vest immediately and expire on the earlier of the tenth anniversary of the grant or one year from the date on which the director is no longer eligible. The Employee Stock Purchase Plan became effective on April 1, 1997, and as of January 29, 2000, 10,887 shares have been issued.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hibbett Sporting Goods, Inc.:


     We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (a Delaware corporation) AND SUBSIDIARIES as of January 29, 2000 and January 30, 1999, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000, in conformity with generally accepted accounting principles.


                                             ARTHUR ANDERSEN LLP


Birmingham, Alabama
March 10, 2000