Form 10-K, Exhibit 13
period 2001-02-03
HIBBETT SPORTING GOODS INC
filed 2001-05-03
CIK 1017480

                                    HIBBETT
                                    SPORTS

                              2001 ANNUAL REPORT


                         HIBBETT SPORTING GOODS, INC.
                              451 INDUSTRIAL LANE
                           BIRMINGHAM, ALABAMA 35211
                                 (205)942.4292

Financial Highlights
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


                                        2001           2000       Percent
                                     (53 Weeks)     (52 Weeks)     Change
                                     ------------------------------------
For the Year
Net sales                             $209,626       $174,312        20%
Operating income                      $ 18,235       $ 14,446        26%
Basic earnings per common share       $   1.67       $   1.35        24%
Diluted earnings per common share     $   1.63       $   1.33        23%

At Year End
Working capital                       $ 51,684       $ 37,831        37%
Total assets                          $101,252       $ 83,278        22%
Total debt                            $  9,748       $  4,391       122%
Stockholders' investment              $ 66,665       $ 54,201        23%




    '97      '98       '99       '00       '01
   $86.4    $113.6    $143.4    $174.3    $209.6

          [NET SALES GRAPH APPEARS HERE]

                 (In millions)



    '97      '98       '99       '00       '01
   $0.61    $0.93     $1.04     $1.33     $1.63

      [EARNINGS PER SHARE GRAPH APPEARS HERE]

            Income Before Extraordinary
                  Item (Diluted)



    '97      '98       '99       '00       '01
     89      120       171       223       282

        [TOTAL STORES GRAPH APPEARS HERE]

Letter to our Stockholders
--------------------------------------------------------------------------------

Fiscal 2001 was an outstanding year for Hibbett Sporting Goods with strong increases in sales and earnings. Throughout the year, we continued to successfully execute our new store growth strategy and remained true to our core principles of focusing on small to mid-sized markets and protecting our margins instead of engaging in heavy promotional activity.

The sporting goods industry continues to thrive with the emergence of new sports and sports-related activities, such as inline skating, snowboarding, and fitness activities, increasing sports participation. Our primary focus, team sports, continues to grow in our markets. The industry clearly possesses many growth opportunities, but there is one area of concern. Footwear sales have been softer than we would like due to lower price points. This is great for consumers, but it has an adverse effect on sales. This trend has been gradually reversing, and we expect it to continue to improve during the upcoming year.

Soft sales during the fourth quarter not only affected our industry, but included almost every retail sector. Shoppers in our markets were faced with unprecedented weather problems and spikes in utility costs. Fourth quarter trends notwithstanding, we are excited about the growth potential in all three of our major merchandise categories, which are equipment, apparel and footwear. In the spring, baseball and softball are historically strong drivers of equipment sales, and we expect this year to be no exception. Greater participation in fitness activities also provides an encouraging outlook for the sale of equipment, such as treadmills and free weights. With more private label basic apparel planned during the year, strength in demand for higher-end technical apparel and a continued focus on licensed apparel, we are optimistic about our merchandise plans for apparel.

Our results in fiscal 2001 once again demonstrate our employees' commitment to providing superior service to our customers. Net sales for the 53-week period ended February 3, 2001, increased 20.3% to $209.6 million, a new company record, compared with $174.3 million for the 52-week period ended January 29, 2000. Net income for fiscal 2001 increased 24.9% to $10.8 million compared with net income of $8.7 million last year. Comparable store sales increased 2.0% for the year, despite our first comparable store sales decrease in the last 10 years, which occurred during the fourth quarter.

By utilizing efficient inventory control, we chose not to compete on price. We refused to participate in what became a very promotional environment in the latter part of the year and we were able to once again increase our operating margin to one of the highest levels in the industry. This decision affected sales in the fourth quarter, but we were able to post earnings exceeding expectations in the investment community.

With our rapid store growth over the last four years, we have now reached a size that commands a higher level of service from our key vendors. This translates into improved discounts, special makeups and Hibbett exclusives that, in turn, should lead to higher product margins and an improved operating margin. For many vendors, we are their only channel to these smaller markets. By staying tight geographically with our store base, we are also able to boost our margins through distribution efficiencies. Having doubled the size of our distribution center to 220,000 square feet in February 2000, we are now able to leverage operations in the new space. Our distribution center has always been a key component of our low-cost operating structure. As we continue to expand our store base, its contributions take on renewed importance. With this latest expansion, we have the capability of servicing up to 450 stores.

We have also enhanced our state-of-the-art information systems, another important component of the infrastructure that allows us to maintain our low-cost operating structure. During fiscal 2001, we started rolling out a new point of sale (POS) system that will further enhance our inventory control and merchandising capabilities, as well as expenses at the store level. The POS rollout is on track to be completed by August 2001. In the fall of 2001, we will begin implementing a new warehouse management system that should increase productivity in the distribution center and facilitate timelier store deliveries. The strength of our balance sheet was once again an important factor in fiscal 2001 results. We self-funded a substantial increase in our store base and reduced average inventories per store by 4.5%. Our debt was up slightly at year-end to $9.7 million, but as of March 31, 2001, our debt has been reduced to approximately $5.0 million. With continued strength in cash flows from operations, we expect to be comfortable with our debt level during the year.

Although our store base is four times larger than what it was four years ago, it is important to note that this growth has been achieved while maintaining a tight geographic focus. Each new store is located within a two-hour driving distance of an existing store. As I mentioned earlier, this tight geographic focus provides a greater opportunity to understand the merchandise needs of each market and helps to maximize distribution efficiencies without dampening our new store opportunities. In fact, the 700 additional markets we identified last year as potential locations for new Hibbett stores are all located within a 21-state area.

During fiscal 2001, we opened 62 new stores, increasing the store base by 26.5% and bringing the total to 282 stores. All of the new stores were concentrated in states with current locations. We expect to open 65 new stores in fiscal 2002, with most of the new stores opening in the second half of the year. As we indicated in last year's letter, approximately 90% of our new stores in fiscal 2001 and those planned for fiscal 2002 are in strip center locations. This shift from enclosed malls has reaped many benefits, most notably in lower occupancy costs. Sales volumes have been lower in these locations compared with our enclosed mall locations, but the competitive landscape and lower square foot occupancy costs have offset lower initial sales volume.

Our strategy of concentrating on small to mid-sized markets has resulted in substantial growth in revenues, earnings and new stores during the last four years. This strategy has been the cornerstone of the continued growth of Hibbett Sporting Goods. As we look forward to 2002 and beyond, we are convinced that we are on the right track. The opportunities ahead of us to extend our small market focus seem unlimited. This fact, combined with a prudent and disciplined growth plan, should create additional growth for the foreseeable future.

We look forward to updating you on our results during the year. Thank you for your continued support and investment with us.


                             [PHOTO APPEARS HERE]


Sincerely,


/s/ Mickey Newsome
------------------
Mickey Newsome
President and Chief Executive Officer

                         [GRAPHIC APPEARS TO THE LEFT]

What is the world of Hibbett Sports? We get that question a lot. Our world is the three-on-three pickup game at the gym. The local baseball, softball, basketball, soccer and football youth leagues. The runner looking for yet another pair of shoes to keep training for that marathon she always said she would run. The guy who just wants to look like he could run a marathon or shoot an NBA three-pointer. The local middle, junior or high school sports teams. The people coaching and shuffling those teams around from game to game. The guy who finally decides this is the year he is getting in shape. The customer that wants the very best selection of equipment. The customer that wants a jersey, cap or t-shirt to wear to their university game that weekend. The shopper who only buys the best for their kids or themselves because they had to make do with the dime store variety when they were learning the game. The customer that does not want to waste time walking through the health and beauty, diaper or snack aisles to get to sporting goods. The customer that prefers to look through 100 different styles instead of more than just an aisle of products before settling on the right one. The customer that knows from past experience if anybody in town is going to have the sports-related item they are looking for, it will be Hibbett.

                            [GRAPHIC APPEARS HERE]

                        [GRAPHIC APPEARS TO THE LEFT]

All jokes aside, there is a common bond among the customers in our markets - they take their sports, especially their team sports, very seriously. So does Hibbett. Our people live and breathe sports. They know the difference between which bat, glove or ball is used at different ages or skill levels. They know what equipment the local leagues require. They know what the pros are using and wearing. Why is that? More often than not, our people are out there on the field, in the gym, running the 10K, and playing, coaching or refereeing the league games. Our associates can focus on the serious sports needs, know the technical details and help a customer pick out the equipment, apparel or footwear that is right for them. They just have to know sports and enjoy servicing the customers, and what they do not already know we teach them through extensive training. We stay in tune with local demand through the community involvement of our associates. This connection ensures that our merchandising is tailored, as much as possible, to that individual market.

                            [GRAPHIC APPEARS HERE]

                        [GRAPHIC APPEARS TO THE LEFT]

How is the Hibbett world different from everybody else's? There are plenty of national and regional sporting goods operators covering the country. The big difference is that they migrate to much larger markets. Our world just happens to be small markets. We are not on the New York City street corner. We are not even on the street corner in Atlanta. Many of our markets are locations one might have a hard time pronouncing or associate with an international setting, such as Paris, Rome, Athens and Oxford. We can be found there, but only if one travels to Paris, Tennessee; Rome, Georgia; Athens, Alabama; and Oxford, Mississippi.

Nobody serves the smaller markets the way Hibbett does. We believe we offer the best and many times the only choice for full-line sporting goods in these markets. The discounters and national footwear chains cannot match us on selection or service, and the local full-line sporting goods operators have an even harder time matching us on selection or price. It is a winning combination for us.

The bottom line is that we focus on markets where we can exploit tremendous competitive advantages. These markets are profitable for us because we operate with a much lower cost structure, and there are literally hundreds of these kinds of markets within our tight geographic area. That is our world. Now you know why we love it.

                            [GRAPHIC APPEARS HERE]

Store Locations
-------------------------------------------------------------------------------

  Hibbett Sporting Goods, Inc. is a rapidly growing, full-line sporting goods retailer operating 282 stores in small markets within 19 states, predominantly in the Southeast. The Company's primary store format is Hibbett Sports, a 5,000-square-foot store located in enclosed malls and dominant strip centers.

  Hibbett is the only sporting goods chain committed to serving small markets. With a low cost operating philosophy and a commitment to providing superior customer service, Hibbett has successfully grown its store base by 321% over the last five years.

                            [GRAPHIC APPEARS HERE]

Report of Management
--------------------------------------------------------------------------------

  The management of Hibbett Sporting Goods, Inc. has prepared - and is responsible for - the financial statements and related information included in this report. These statements were prepared in accordance with accounting principles generally accepted in the United States appropriate in the circumstances and necessarily include amounts that are based on the best estimates and judgments of management.

  The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the books and records reflect only authorized transactions of the Company. Limitations exist in any system of internal controls; however, based on recognition that the cost of the system should not exceed its benefits, the Company believes its system of internal accounting controls maintains an appropriate cost/benefit relationship.

  The Company's system of internal accounting controls is evaluated on an ongoing basis by management. The Company's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements.

  The audit committee of the Board of Directors, composed of directors who are not employees, provides a broad overview of management's financial reporting and control functions. Periodically, this committee meets with management and the independent public accountants to ensure that these groups are fulfilling their obligations and to discuss auditing, internal controls, and financial reporting matters. The independent public accountants have access to the members of the audit committee at any time.

  Management believes that its policies and procedures provide reasonable assurance that the Company's operations are conducted according to a high standard of business ethics.

  In management's opinion, the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Hibbett Sporting Goods, Inc. in conformity with accounting principles generally accepted in the United States.


/s/ Mickey Newsome
-------------------------------------
Michael J. Newsome
President and Chief Executive Officer


/s/ Susan H. Fitzgibbon
-------------------------------------
Susan H. Fitzgibbon
President and Chief Executive Officer

March 15, 2001


Selected Consolidated Financial and Operating Data
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


                                                 February 3,   January 29,   January 30,    January 31,   February 1,
                                                    2001          2000          1999          1998           1997
                                                 (53 Weeks)    (52 Weeks)    (52 Weeks)    (52 Weeks)     (52 Weeks)
                                                ---------------------------------------------------------------------
Income Statement Data:
Net sales                                        $  209,626    $  174,312    $  143,350    $  113,563      $   86,401
Cost of goods sold, including warehouse,
 distribution, and store occupancy costs            145,800       121,962       100,409        78,714          60,017
                                                ---------------------------------------------------------------------
  Gross profit                                       63,826        52,350        42,941        34,849          26,384

Store operating, selling, and administrative
 expenses                                            40,789        34,142        28,720        22,947          17,339/(1)/
Depreciation and amortization                         4,802         3,762         3,056         2,286           1,821
                                                ---------------------------------------------------------------------
 Operating income                                    18,235        14,446        11,165         9,616           7,224

Interest expense, net                                   830           422           141             8/(2)/      2,642
                                                ---------------------------------------------------------------------
 Income before provision for income
  taxes and extraordinary item                       17,405        14,024        11,024         9,608           4,582
Provision for income taxes                            6,593         5,364         4,234         3,675           1,752
                                                ---------------------------------------------------------------------
 Income before extraordinary item                    10,812         8,660         6,790         5,933           2,830
Extraordinary item, net                                   -             -             -             -          (1,093)/(2)/
                                                ---------------------------------------------------------------------
 Net income                                      $   10,812    $    8,660    $    6,790    $    5,933      $    1,737
                                                =====================================================================
Earnings per common share:
 Basic:
  Income before extraordinary item               $     1.67    $     1.35    $     1.06    $     0.95      $     0.62
  Extraordinary item, net                                 -             -             -             -           (0.24)/(2)/
                                                ---------------------------------------------------------------------
  Net income                                     $     1.67    $     1.35    $     1.06    $     0.95      $     0.38
                                                =====================================================================
 Diluted:
  Income before extraordinary item               $     1.63    $     1.33    $     1.04    $     0.93      $     0.61
  Extraordinary item, net                                 -             -             -             -           (0.24)/(2)/
                                                ---------------------------------------------------------------------
  Net income                                     $     1.63    $     1.33    $     1.04    $     0.93      $     0.37
                                                =====================================================================
 Weighted average shares outstanding:
  Basic                                           6,466,279     6,427,745     6,403,922     6,227,415       4,552,118
  Diluted                                         6,626,384     6,529,980     6,557,273     6,362,755       4,671,268

Selected Operating Data:
Number of stores open at end of period:
Hibbett Sports                                          261           206           156           107              77
Sports & Co.                                              4             4             4             4               4
Sports Additions                                         17            13            11             9               8
                                                ---------------------------------------------------------------------
 Total                                                  282           223           171           120              89
                                                =====================================================================
Balance Sheet Data:
Working capital                                  $   51,684    $   37,831    $   29,127    $   25,649      $   16,280
Total assets                                        101,252        83,278        68,552        53,366          40,358
Total debt                                            9,748         4,391             -             -               -/(2)/
Stockholders' investment                             66,665        54,201        45,260        38,155          26,512/(2)/

Footnotes (dollars in thousands):

/(1)/ Includes a $513 pretax gain on the sale of the Company's former headquarters and distribution facility and a one-time pretax compensation expense of $462 related to stock options issued on August 1, 1996.

/(2)/ During the third quarter of fiscal 1997 ended November 2, 1996, the Company completed its initial public offering with net proceeds of $32,868. In connection therewith, a substantial portion of the Company's long-term debt was repaid resulting in an extraordinary loss of $1,093 (net of applicable tax benefit of $677).

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Overview

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

  As of February 3, 2001, we operated 261 Hibbett Sports stores as well as 17 smaller format Sports Additions athletic shoe stores and four larger format Sports & Co. superstores in 19 states. Our primary retail format and growth vehicle is Hibbett Sports a 5,000 square foot store located in enclosed malls and dominant strip centers. We target markets with county populations that range from 30,000 to 250,000. By targeting smaller markets, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs and a more limited competitive environment than generally faced in larger markets. In addition, we establish greater customer and vendor recognition as the leading full-line sporting goods retailer in these local communities. Although competitors in some markets may carry similar product lines and national brands, we believe that the Hibbett Sports stores are typically the primary, full-line sporting goods retailers in their markets due to the extensive selection of traditional team and individual sports merchandise offered and a high level of customer service.

  In fiscal 1994, we began to accelerate our rate of new store-openings to take advantage of the growth opportunities in our target markets. Since fiscal 1994, we have grown our store base from 49 to 282 stores. Our expansion strategy is to continue to open Hibbett Sports stores in our target markets. We plan to open approximately 65 Hibbett Sports stores in fiscal 2002.

  Hibbett operates on a 52- or 53-week fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for fiscal years ended January 29, 2000, and January 30, 1999, include 52 weeks of operations, while the fiscal year ended February 3, 2001, includes 53 weeks of operations. Hibbett is incorporated under the laws of the State of Delaware.

Results of Operations

  The following table sets forth consolidated statements of operations expressed as a percentage of net sales for the periods indicated:

                                                                       Fiscal Year Ended
                                                         ---------------------------------------------
                                                         February 3,      January 29,      January 30,
                                                            2001             2000              1999
                                                         ---------------------------------------------
Net sales                                                   100.0%          100.0%            100.0%
Cost of goods sold, including warehouse,
  distribution, and store occupancy costs                    69.6            70.0              70.0
                                                         ---------------------------------------------
    Gross profit                                             30.4            30.0              30.0
Store operating, selling, and administrative expenses        19.4            19.6              20.0
Depreciation and amortization                                 2.3             2.1               2.1
                                                         ---------------------------------------------
    Operating income                                          8.7             8.3               7.9
Interest expense, net                                         0.4             0.2               0.1
                                                         ---------------------------------------------
    Income before provision for income taxes                  8.3             8.1               7.8
Provision for income taxes                                    3.1             3.1               3.0
                                                         ---------------------------------------------
    Net income                                                5.2%            5.0%              4.8%
                                                         =============================================

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Fiscal 2001 Compared with Fiscal 2000

  Net sales. Net sales increased $35.3 million, or 20.3%, to $209.6 million for the 53 weeks ended February 3, 2001, from $174.3 million for the 52 weeks ended January 29, 2000. The increase is attributable to the opening of 58 Hibbett Sports stores, four Sports Additions stores, a 2.0% increase in comparable store net sales and an additional week of sales in fiscal 2001. The increase in comparable store net sales was due primarily to increased equipment and accessory sales. The additional week of sales, new stores and stores not in the comparable store net sales calculation accounted for $32.4 million of the increase in net sales, and increases in comparable store net sales contributed $2.9 million. During fiscal 2001, we closed three Hibbett Sports stores. Comparable store net sales data for the period reflect sales for our traditional format stores open throughout the period and the corresponding period of the prior fiscal year.

  Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $63.8 million, or 30.4% of net sales, in the 53 weeks ended February 3, 2001, compared with $52.4 million, or 30.0% of net sales, in the prior fiscal year. The increase in gross profit as a percentage of net sales was primarily the result of higher product margins.

  Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $40.8 million, or 19.4% of net sales, in fiscal 2001 compared with $34.1 million, or 19.6% of net sales, in fiscal 2000. The decrease in store operating, selling and administrative expenses as a percentage of net sales in fiscal 2001 is attributable to improved leveraging of administrative costs over increased sales.

  Depreciation and amortization. Depreciation and amortization as a percentage of net sales was 2.3% in the 53 weeks ended February 3, 2001, and 2.1% in the 52 weeks ended January 29, 2000. The increase as a percentage of sales is primarily attributable to depreciation associated with the warehouse expansion last year.

  Interest expense, net. Net interest expense for the 53 weeks ended February 3, 2001, was $830,000 compared with $422,000 in the prior-year period. The increase is attributable to higher levels of borrowing on the Company's revolving credit facilities in the current fiscal year to fund working capital requirements and new store growth.

Fiscal 2000 Compared with Fiscal 1999

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

  Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $52.4 million, or 30.0% of net sales, in the 52 weeks ended January 29, 2000, compared with $42.9 million, or 30.0% of net sales, in the prior fiscal year. Increased product margins were offset by higher store occupancy costs as a percentage of net sales as a result of the increased number of new stores in the store base. Higher product margins resulted from lower markdowns on winter apparel compared to the previous year when apparel margins were negatively impacted by unusual weather patterns.

  Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $34.1 million, or 19.6% of net sales, in fiscal 2000 compared with $28.7 million, or 20.0% of net sales, in fiscal 1999. The decrease in store operating, selling and administrative expenses as a percentage of net sales in fiscal 2000 is attributable to improved leveraging of administrative costs over increased sales.

  Depreciation and amortization. Depreciation and amortization as a percentage of net sales was 2.1% in the 52 weeks ended January 29, 2000, and January 30, 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

  Interest expense, net. Net interest expense for the 52 weeks ended January 29, 2000, was $422,000 compared with $141,000 in the prior year period. The increase is attributable to higher levels of borrowing on the Company's revolving credit facilities in fiscal 2000 to fund the distribution center expansion and new store openings.

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

  Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Net income has increased in each of the last three fiscal years. In addition, we have continued to increase our inventory levels throughout these periods as the number of stores has increased. These inventory increases were primarily financed with cash from operations in each of the last three fiscal years. These activities resulted in cash flows provided by operating activities of $3.1 million, $3.6 million, and $2.6 million in fiscal 2001, fiscal 2000, and fiscal 1999, respectively.

  With respect to cash flows from investing activities, capital expenditures for fiscal 2001 were $8.6 million compared with $10.6 million in fiscal 2000 and $6.3 million in fiscal 1999. Capital expenditures in fiscal 2001 resulted primarily from the opening of 58 new Hibbett Sports stores and four Sports Additions stores, certain store remodels, and office and distribution center expenditures. Capital expenditures in fiscal 2000 included $3.7 million for construction and equipment costs for the warehouse expansion.

  The Company estimates capital expenditures in fiscal 2002 to be approximately $9.9 million, which will fund the opening of approximately 65 Hibbett Sports stores, remodel selected existing stores, and fund headquarters and distribution center related capital expenditures.

  Net cash provided by financing activities was $6.4 million, $4.6 million, and $127,000 in fiscal 2001, fiscal 2000, and fiscal 1999, respectively. Cash flows from financing activities have historically represented the Company's financing of its long-term growth. The increase of revolving loan borrowings and repayments in fiscal 2001 was used to finance new store openings and related working capital requirements. In fiscal 2001, the Company received $1.1 million, excluding the related tax benefit, from proceeds related to stock options exercised and shares issued under the employee stock purchase plan.

  Hibbett maintains an unsecured revolving credit facility that will expire November 5, 2003, and allows borrowings up to $35 million. We also maintain an unsecured working capital line of credit for $7 million that is subject to annual renewal. As of February 3, 2001, we had $9.7 million outstanding under these facilities. Based on our current operating and store opening plans, management believes that we can adequately fund our cash needs for the foreseeable future through borrowings under the credit facility, the working capital line of credit and cash generated from operations.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which amends FASB Statement No. 133 to be effective for all fiscal years beginning after June 15, 2000 (January 1, 2001 for companies with calendar-year fiscal years). This statement did not have a material effect on the Company's consolidated financial statements.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Market Risk

  The Company's financial condition, results of operations and cash flows are subject to market risk from interest rate fluctuations on its revolving credit facility and working capital line of credit, each of which bears interest at rates that vary with LIBOR, prime or quoted cost of funds rates. The average amount of borrowings outstanding under these agreements during fiscal 2001 was $9,386,748, the maximum amount outstanding was $22,405,744 and the weighted average interest rate was 7.68%. A 10% increase or decrease in market interest rates would not have a material impact on the Company's financial condition, results of operations or cash flows.

Special Note Regarding Forward-Looking Statements

  The statements contained in this report that are not purely historical or which might be considered an opinion or projection concerning the Company or its business, whether express or implied, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the Company's expectations, intentions, plans or strategies regarding the future. All forward-looking statements included in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those described or implied in such forward-looking statements because of, among other factors, the ability of the Company to execute its expansion plans, a shift in demand for the merchandise offered by the Company, the Company's ability to obtain brand name merchandise at competitive prices, the effect of regional or national economic conditions and the effect of competitive pressures from other retailers. In addition, the reader should consider the risk factors described from time to time in the Company's other documents and reports, including the factors described under "Risk Factors" in the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 1, 1997, and any amendments thereto.

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

Unaudited Quarterly Financial Data
(Dollar amounts in thousands, except per share amounts)

                                           Fiscal Year Ended February 3, 2001
                                     ----------------------------------------------
                                       First       Second      Third       Fourth
                                     (13 Weeks)  (13 Weeks)  (13 Weeks)  (14 Weeks)
                                     ----------------------------------------------
Net sales                              $50,522     $46,626     $52,075     $60,403
Gross profit                            15,392      13,693      15,833      18,908
Operating income                         4,541       3,436       4,434       5,824
Net income                             $ 2,761     $ 2,020     $ 2,639     $ 3,392
                                     ==============================================
Basic earnings per common share        $  0.43     $  0.31     $  0.41     $  0.52
                                     ==============================================
Diluted earnings per common share      $  0.42     $  0.31     $  0.40     $  0.51
                                     ==============================================

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

                                                   Fiscal Year Ended January 29, 2000
                                              -----------------------------------------------
                                                  First      Second      Third       Fourth
                                               (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
                                              -----------------------------------------------
Net sales                                       $42,804      $39,342    $42,223      $49,943

Gross profit                                     12,992       11,485     12,806       15,067

Operating income                                  3,717        2,755      3,518        4,456

Net income                                      $ 2,263      $ 1,638    $ 2,121      $ 2,638
                                              ===============================================
Basic earnings per common share                 $  0.35      $  0.26    $  0.33      $  0.41
                                              ===============================================
Diluted earnings per common share               $  0.35      $  0.25    $  0.33      $  0.40
                                              ===============================================

  In the opinion of our management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.



Report of Independent Public Accountants
--------------------------------------------------------------------------------
To Hibbett Sporting Goods, Inc.:

  We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (a Delaware corporation) AND SUBSIDIARIES as of February 3, 2001 and January 29, 2000, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
-----------------------

Birmingham, Alabama
March 15, 2001

Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

                                                                                          February 3,         January 29,
                                                                                             2001                 2000
                                                                                          -------------------------------
Assets
 Current Assets:
   Cash and cash equivalents                                                                $  1,884            $     860
   Accounts receivable, net                                                                    2,649                2,123
   Inventories                                                                                70,058               58,066
   Prepaid expenses and other                                                                    822                  736
   Refundable income taxes                                                                         -                   14
   Deferred income taxes                                                                       1,110                  718
                                                                                          -------------------------------
      Total current assets                                                                    76,523               62,517
                                                                                          -------------------------------
 Property and Equipment:
   Land                                                                                           24                   24
   Buildings                                                                                     221                  216
   Equipment                                                                                  15,318               13,202
   Furniture and fixtures                                                                     10,978                8,752
   Leasehold improvements                                                                     17,506               14,373
   Construction in progress                                                                      995                  156
                                                                                           ------------------------------
                                                                                              45,042               36,723
   Less accumulated depreciation & amortization                                               21,332               16,766
                                                                                           ------------------------------
      Total property and equipment                                                            23,710               19,957
                                                                                           ------------------------------
 Noncurrent Assets:
   Deferred income taxes                                                                         741                  610
   Other, net                                                                                    278                  194
                                                                                           ------------------------------
      Total noncurrent assets                                                                  1,019                  804
                                                                                           ------------------------------
 Total Assets                                                                               $101,252             $ 83,278
                                                                                           ==============================
Liabilities and Stockholders' Investment
 Current Liabilities:
   Accounts payable                                                                         $ 18,268             $ 19,047
   Accrued income taxes                                                                        1,859                  546
   Accrued expenses:
      Payroll-related                                                                          2,640                3,044
      Other                                                                                    2,072                2,049
                                                                                          -------------------------------
      Total current liabilities                                                               24,839               24,686
                                                                                           ------------------------------

 Long-Term Debt                                                                                9,748                4,391
                                                                                           ------------------------------
 Commitments and Contingencies

 Stockholders' Investment:

   Preferred Stock, $.01 par value, 1,000,000 shares
      authorized, no shares outstanding                                                            -                    -
   Common Stock, $.01 par value, 12,000,000 shares
      authorized, 6,532,885 and 6,435,552 shares issued
      and outstanding at February 3, 2001 and
      January 29, 2000 respectively                                                               65                   64
   Paid-in capital                                                                            55,928               54,277
   Retained earnings (deficit)                                                                10,672                 (140)
                                                                                           ------------------------------
      Total stockholders' investment                                                          66,665               54,201
                                                                                           ------------------------------
Total Liabilities and Stockholders' Investment                                              $101,252             $ 83,278
                                                                                           ==============================

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                                                     Fiscal Year Ended
                                                                        -----------------------------------------------------
                                                                        February 3,         January 29,           January 30,
                                                                           2001                2000                  1999
                                                                        (53 Weeks)          (52 Weeks)            (52 Weeks)
                                                                        -----------------------------------------------------
Net sales                                                               $  209,626         $  174,312            $  143,350
Cost of goods sold, including warehouse,
 distribution, and store occupancy costs                                   145,800            121,962               100,409
                                                                        -----------------------------------------------------
 Gross profit                                                               63,826             52,350                42,941

Store operating, selling, and administrative
 expenses                                                                   40,789             34,142                28,720
Depreciation and amortization                                                4,802              3,762                 3,056
                                                                        -----------------------------------------------------
 Operating income                                                           18,235             14,446                11,165

Interest expense, net                                                          830                422                   141
                                                                        -----------------------------------------------------
 Income before provision for income taxes                                   17,405             14,024                11,024

Provision for income taxes                                                   6,593              5,364                 4,234
                                                                        -----------------------------------------------------
 Net income                                                             $   10,812         $    8,660            $    6,790
                                                                        =====================================================
Basic earnings per share                                                $     1.67         $     1.35            $     1.06
                                                                        =====================================================
Diluted earnings per share                                              $     1.63         $     1.33            $     1.04
                                                                        =====================================================
Weighted average shares outstanding:
 Basic                                                                   6,466,279          6,427,745             6,403,922
                                                                        =====================================================
 Diluted                                                                 6,626,384          6,529,980             6,557,273
                                                                        =====================================================

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Investment
-------------------------------------------------------------------------------------------------------------------------
                                                                       Common Stock
                                                                  ---------------------                         Retained
                                                                  Number of                  Paid-In            Earnings
                                                                   Shares        Amount      Capital            (Deficit)
                                                                  -------------------------------------------------------
BALANCE, January 31, 1998                                          6,393,977       $64       $ 53,681            $(15,590)
 Net income                                                                -         -              -               6,790
 Issuance of shares from the employee stock
  purchase plan and the exercise of stock options,
  including tax benefit                                               19,803         -            315                   -
                                                                  -------------------------------------------------------
BALANCE, January 30, 1999                                          6,413,780        64         53,996              (8,800)
 Net income                                                                -         -              -               8,660
 Issuance of shares from the employee stock
  purchase plan and the exercise of stock options,
  including tax benefit                                               21,772         -            281                   -
                                                                  -------------------------------------------------------
BALANCE, January 29, 2000                                          6,435,552        64         54,277                (140)
 Net income                                                                -         -              -              10,812
 Issuance of shares from the employee stock
  purchase plan and the exercise of stock options,
  including tax benefit                                               97,333         1          1,651                   -
                                                                  -------------------------------------------------------
BALANCE, February 3, 2001                                          6,532,885       $65        $55,928             $10,672
                                                                  =======================================================


The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

                                                                                       Fiscal Year Ended
                                                                    February 3,            January 29,       January 30,
                                                                      2001                   2000               1999
                                                                    ----------------------------------------------------
Cash Flows from Operating Activities:
 Net income                                                         $ 10,812               $  8,660           $  6,790
                                                                    ----------------------------------------------------
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                                      4,802                  3,762              3,056
    Deferred income taxes                                               (523)                   (85)              (273)
    Loss on disposal of assets                                            16                     25                 20
    (Increase) decrease in assets:
     Accounts receivable, net                                           (526)                    21               (305)
     Inventories                                                     (11,992)               (10,372)           (14,427)
     Prepaid expenses and other                                          (86)                    66               (199)
     Refundable income taxes                                              14                     82                (49)
     Other noncurrent assets                                            (124)                    (6)              (237)
    Increase (decrease) in liabilities:
     Accounts payable                                                   (779)                 2,814              5,282
     Accrued income taxes                                              1,313                 (1,844)             1,805
     Accrued expenses                                                   (381)                   511              1,182
                                                                    ----------------------------------------------------
       Total adjustments                                              (8,266)                (5,026)            (4,145)
                                                                    ----------------------------------------------------
    Net cash provided by operating activities                          2,546                  3,634              2,645
                                                                    ----------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                                                 (8,557)               (10,619)            (6,340)
 Proceeds from sales of property and equipment                            26                  2,315                 15
                                                                    ----------------------------------------------------
  Net cash (used in) investing activities                             (8,531)                (8,304)            (6,325)
                                                                    ----------------------------------------------------

Cash Flows from Financing Activities:
 Revolving loan borrowings and repayments, net                         5,357                  4,391                  -
 Proceeds from options exercised and purchase of shares
  under the employee stock purchase plan, including tax
  benefit                                                              1,652                    194                127
                                                                    ----------------------------------------------------
    Net cash provided by financing activities                          7,009                  4,585                127
                                                                    ----------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                   1,024                    (85)            (3,553)
Cash and Cash Equivalents at Beginning of Year                           860                    945              4,498
                                                                    ----------------------------------------------------
Cash and Cash Equivalents at End of Year                            $  1,884               $    860           $    945
                                                                    ====================================================
Supplemental Disclosures of Cash Flow Information:
 Cash paid during the year for:
  Interest                                                          $    762               $    401           $    235
                                                                    ====================================================
  Income taxes, net of refunds                                      $  5,233               $  6,942           $  2,596
                                                                    ====================================================



The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

Business

  Hibbett Sporting Goods, Inc. (the "Company") is an operator of full-line sporting goods retail stores in small to mid-sized markets in the southeastern United States. The Company's fiscal year ends on the Saturday closest to January 31 of each year. The consolidated statements of operations for fiscal years ended January 29, 2000, and January 30, 1999, include 52 weeks of operations, while the fiscal year ended February 3, 2001, includes 53 weeks of operations. The Company's merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market.

Principles of Consolidation

  The consolidated financial statements of the Company include its accounts and the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect (1) the reported amounts of certain assets and liabilities and disclosure of certain contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidated Statements of Cash Flows

  For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

  Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company's business is dependent to a significant degree upon close relationships with its vendors. During fiscal 2001, the Company's largest vendor, Nike, represented approximately 26% of its purchases.

Property and Equipment

  Property and equipment are recorded at cost. It is the Company's policy to depreciate assets acquired prior to January 28, 1995, using accelerated and straight-line methods over their estimated service lives (3 to 10 years for equipment, 5 to 10 years for furniture and fixtures, and 10 to 31.5 years for buildings) and to amortize leasehold improvements using the straight-line method over the periods of the applicable leases. Depreciation on assets acquired subsequent to January 28, 1995, is provided using the straight-line method over their estimated service lives (3 to 5 years for equipment, 7 years for furniture and fixtures, and 39 years for buildings) or, in the case of leasehold improvements, 10 years or over the lives of the respective leases, if shorter.

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

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

  A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                          Fiscal Year Ended
                                                       ----------------------
                                         February 3,          January 29,        January 30,
                                            2001                 2000               1999
                                         ---------------------------------------------------
Weighted average shares outstanding:
 Basic                                    6,466,279            6,427,745          6,403,922
 Dilutive effect of stock options           160,105              102,235            153,351
                                         ---------------------------------------------------
 Diluted                                  6,626,384            6,529,980          6,557,273
                                         ===================================================

  For the 53-week period ended February 3, 2001, 12,100 anti-dilutive options were appropriately excluded from the computation. For the 52-week period ended January 29, 2000, 94,600 anti-dilutive options were appropriately excluded from the computation.

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

2. Long-Term Debt

  The Company maintains an unsecured revolving credit facility, which will expire November 5, 2003 and allows borrowings up to $35 million. The Company also maintains an unsecured working capital line of credit for $7 million, which is subject to annual renewal (collectively, the "Debt Agreements"). As of February 3, 2001, the Company had $9,748,000 outstanding under these facilities. The average amount of borrowings outstanding under the Debt Agreements during fiscal 2001 was $9,386,748, the maximum outstanding was $22,405,744, and the weighted average interest rate was 7.68%. The average amount of Debt Agreements during fiscal 2000 was $5,391,090, the maximum amount outstanding was $14,155,468, and the weighted average interest rate was 6.48%. The average amount of borrowings outstanding under the applicable loan agreements during fiscal 1999 was $4,550,992, the maximum amount outstanding was $11,024,717, and the weighted average interest rate was 6.49%.

  The Company's Debt Agreements contain certain restrictive covenants common to such agreements. The Company was in compliance with respect to all of its covenants at February 3, 2001.

3. Leases

  The Company leases the premises for its retail sporting goods stores under operating leases which expire in various years through the year 2009. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Rental payments typically include minimum rentals plus contingent rentals based on sales.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

  In February 1996, the Company entered into a sale-leaseback transaction to finance its warehouse and office facilities. In December 1999, the related operating lease was amended to include the fiscal 2000 expansion of these facilities. The amended lease rate is $784,000 per year and will expire in December 2014.

  Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of February 3, 2001, are as follows:

                 Fiscal Year
                ------------------------------------
                    2002                 $14,712,000
                    2003                  13,769,000
                    2004                  11,668,000
                    2005                   9,102,000
                    2006                   5,571,000
                 Thereafter               10,918,000
                ------------------------------------
                                         $65,740,000
                ====================================

  Rental expense for all operating leases consisted of the following:

                                         Fiscal Year Ended
                                       ---------------------
                             February 3,    January 29,    January 30,
                                2001            2000          1999
                            ------------------------------------------
Minimum rentals             $12,969,000     $10,145,000     $8,049,500
Contingent rentals            1,043,000         833,000        790,000
                            ------------------------------------------
                            $14,012,000     $10,978,000     $8,839,500
                            ------------------------------------------

4. Profit-Sharing Plan

  The Company maintains a 401(k) profit-sharing plan (the "Plan") which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company's contribution to the Plan equals (1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant's compensation. Contribution expense for fiscal years 2001, 2000, and 1999 was $344,000, $436,000 and $397,000, respectively.

5. Related-Party Transactions

  The Company's majority stockholder provides financial advisory services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $200,000 in fiscal 2001, fiscal 2000 and fiscal 1999.

  The Company maintains a sublease for one store with an entity that is controlled by a minority stockholder which expires in June 2008. Minimum lease payments were $190,800 in fiscal 2001, fiscal 2000 and fiscal 1999. Future minimum lease payments under this noncancelable sublease aggregate $1,415,100.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6. Income Taxes

  A summary of the components of the provision for income taxes is as follows:

                                        Fiscal Year Ended
                              ------------------------------------
                              February 3,  January 29,  January 30,
                                  2001        2000         1999
                              ------------------------------------
Federal:
 Current                      $6,108,000   $4,648,000   $3,878,000
 Deferred                       (423,000)     (95,000)    (190,000)
                              ------------------------------------
                               5,685,000    4,553,000    3,688,000
                              ------------------------------------
State:
 Current                       1,008,000      801,000      629,000
 Deferred                       (100,000)      10,000      (83,000)
                              ------------------------------------
                                 908,000      811,000      546,000
                              ------------------------------------
Provision for income taxes    $6,593,000   $5,364,000   $4,234,000
                              ------------------------------------

  The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:

                                                                          Fiscal Year Ended
                                                               ---------------------------------------
                                                               February 3,   January 29,   January 30,
                                                                  2001          2000          1999
                                                               ---------------------------------------
Tax provision computed at the federal statutory rate (34%)     $5,918,000     $4,768,000    $3,748,000
Effect of state income taxes, net of benefits                     574,000        592,000       439,000
Other                                                             101,000          4,000        47,000
                                                               ---------------------------------------
                                                               $6,593,000     $5,364,000    $4,234,000
                                                               =======================================

  Temporary differences which create deferred tax assets are detailed below:

                                    February 3, 2001                January 29, 2000
                              ---------------------------       ------------------------
                                 Current       Noncurrent       Current       Noncurrent
                              ---------------------------       ------------------------
Depreciation                  $        -        $741,000         $      -       $610,000
Inventory                        399,000               -          105,000              -
Accruals                         766,000               -          653,000              -
Other                            (55,000)              -          (40,000)             -
                              ---------------------------       ------------------------
Deferred tax asset            $1,110,000        $741,000         $718,000       $610,000
                              ---------------------------       ------------------------

  The Company has not recorded a valuation allowance for deferred tax assets as realization is considered more likely than not.

7. Stock Option and Stock Purchase Plans

Stock Option Plans

  The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to the fair value of the shares of common stock at the date of the option grant, no compensation cost is recognized.

  The Hibbett Sporting Goods, Inc. Employee Stock Option Plan, as amended (the "Original Option Plan") authorizes the granting of stock options for the purchase of up to 66,352 shares of common stock. Options granted vest over a three-year period for 25,369 shares and a five-year period for 40,983 shares and expire on the tenth anniversary of the date of grant. As of February 3, 2001, 8,198 of these options were outstanding.

  In fiscal 1997, the Company adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan, as amended (the "1996 Option Plan"). The 1996 Option Plan authorizes the granting of stock options for the purchase of up to 538,566 shares of common stock. Options granted vest over a five-year period and expire on the tenth anniversary of the date of grant. As of February 3, 2001, a total of 80,998 shares of the Company's authorized and unissued common stock were reserved for future grants under the 1996 Option Plan, and options for 386,457 shares were outstanding at that date.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

  A summary of the status of the Company's stock option plans is as follows:

                                                                    Fiscal Year Ended
                                             ------------------------------------------------------------------
                                              February 3, 2001       January 29, 2000        January 30, 1999
                                             -------------------     ------------------     -------------------
                                                        Weighted               Weighted                Weighted
                                                        Average                Average                 Average
                                                        Exercise               Exercise                Exercise
                                              Shares      Price      Shares      Price       Shares      Price
                                             -------------------    -------------------     -------------------
Outstanding at beginning of year             398,610     $16.54     302,571     $15.46      244,088     $10.83
Granted                                       95,100      15.75     118,650      18.09       77,000      27.71
Exercised                                    (91,413)      9.45     (16,619)      6.92      (16,579)      3.73
Forfeited                                     (7,642)     17.61      (5,992)     19.33       (1,938)     20.25
                                             -------------------    -------------------     ------------------
Outstanding at end of year                   394,655     $17.97     398,610     $16.54      302,571     $15.46
                                             ===================    ===================     ==================

Exercisable at end of year                   123,005     $17.61     134,710     $12.78       93,749     $ 9.75
                                             ===================    ===================     ==================

Weighted average fair value of
 options granted                                         $12.65                 $10.70                  $16.51
                                             ===================    ===================     ==================

  The following table summarizes information about stock options outstanding at February 3, 2001:

                                          Options Outstanding                            Options Exercisable
                      ------------------------------------------------------      -----------------------------------
                                               Weighted
                          Number               Average                                Number           Weighted
                      Outstanding at          Remaining           Weighted         Exercisable at       Average
     Range of           February 3,          Contractual           Average          February 3,        Exercise
  Exercise Prices         2001               Life (Years)      Exercise Price          2001              Price
-----------------------------------------------------------------------------     -----------------------------------
      $6.10                24,916                5.9               $ 6.10              16,107             $ 6.10
$ 15.00 to $ 17.75        283,739                7.9               $16.31              76,998             $16.15
$ 20.25 to $ 28.00         86,000                8.4               $26.90              29,900             $27.57

  Compensation costs of $50,000 were accrued in fiscal 2001, 2000, and 1999 related to the difference in the estimated market value of the stock and the nonqualified option exercise price, including the related tax benefit. As these options are exercised, the excess of the proceeds and accruals over the par value is credited to paid-in capital. Additionally, the tax benefit associated with 1) the exercise of nonqualified stock options and 2) disqualifying dispositions of shares acquired in the Company's option plans is also credited to paid-in capital and amounted to $570,000 in fiscal 2001, $87,000 in fiscal 2000 and $188,000 in fiscal 1999.

  If the Company had recorded compensation costs in accordance with SFAS No. 123 under the fair value-based method (using the Black-Scholes option pricing model), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           Fiscal Year Ended
                                                 --------------------------------------
                                                 February 3,   January 29,  January 30,
                                                    2001          2000         1999
                                                 --------------------------------------
Net income--as reported                            $10,812       $8,660       $6,790
Net income--pro forma                               10,206        8,293        6,499
Diluted earnings per share--as reported               1.63         1.33         1.04
Diluted earnings per share--pro forma                 1.54         1.27         0.99

  The weighted average assumptions for determining compensation costs under the fair value method include (i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the options (6.6%, 5.2% and 5.5% for fiscal 2001, 2000 and 1999, respectively), (ii) an expected forfeiture rate of 7.0%, (iii) an expected stock volatility of 56%, and (iv) no expected dividend yield.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Other Plans

  On September 13, 1996, the Company adopted an Employee Stock Purchase Plan and Outside Director Stock Plan reserving 75,000 shares and 50,000 shares of the Company's common stock, respectively, for purchase by the employees and directors at 85% and 100% of the fair value of the common stock, respectively. On February 2, 2001, January 28, 2000, and January 29, 1999, the Company granted 7,500 options at exercise prices of $34.72, $18.31 and $17.75 (market value at the date of grant), respectively, under the Outside Director Stock Plan. These options vest immediately and expire on the earlier of the tenth anniversary of the grant or one year from the date on which the director is no longer eligible. The Employee Stock Purchase Plan became effective on April 1, 1997, and as of February 3, 2001, 16,807 shares have been issued.

8. Commitments and Contingencies

  The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

Directors and Officers
--------------------------------------------------------------------------------------------------------
Board of Directors                                                        Officers
John F. Megrue                         F. Barron Fletcher, III            John F. Megrue
Chairman of the Board                  Partner                            Chairman of the Board
Partner                                SKM Growth Investors
Saunders Karp & Megrue, L.P.                                              Michael J. Newsome
                                       Carl Kirkland                      President and Chief Executive
Michael J. Newsome                     Chief Executive Officer             Officer
President and Chief Executive          Kirkland's, Inc.
 Officer                                                                  Susan H. Fitzgibbon
Hibbett Sporting Goods, Inc.           Thomas A Saunders, III             Vice President and Chief
                                       Partner                             Financial Officer
Clyde B. Anderson                      Saunders Karp & Megrue, L.P.
Chairman and Chief Executive                                              Cathy E. Pryor
 Officer                                                                  Vice President of Store Operations
Books-A-Million, Inc.
                                                                          Jeffry O. Rosenthal
H. Ray Compton                                                            Vice President of Merchandising
Executive Vice President
Dollar Tree Stores, Inc.

Corporate Information
--------------------------------------------------------------------------------

Corporate Offices
451 Industrial Lane
Birmingham, Alabama 35211
(205) 942-4292
(205) 912-7290 Fax

Stock Transfer Agent and Registrar
SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue
Atlanta, Georgia 30303
(800) 568-3476
Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact SunTrust directly.

Annual Report on Form 10-K
A copy of the Company's Annual Report on form 10-K for the fiscal year ended February 3, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Company's Investor Relations department.

Annual Meeting
The 2001 Annual Meeting of Shareholders will be held at 10:00 A.M. Central Daylight Time on June 6, 2001, at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama.

Stock Market Information
The Company's common stock is traded on the Nasdaq National Market under the symbol HIBB. The following table sets forth, for the periods indicated, the high and low closing sales prices of shares of the common stock as reported by
Nasdaq:

Fiscal 2001:                            High            Low
Quarter ended April 29, 2000         $ 24 1/4       $ 13 5/8
Quarter ended July 29, 2000          $ 25 1/2       $ 19 3/8
Quarter ended October 28, 2000       $ 27 3/8       $ 21 3/4
Quarter ended February 3, 2001       $ 36 13/16     $ 23 3/4

Fiscal 2000:                            High           Low
Quarter ended May 1, 1999            $ 28 1/8       $ 17 9/16
Quarter ended July 31, 1999          $ 29 11/16     $ 20 1/4
Quarter ended October30, 1999        $ 20 1/4       $ 15 5/8
Quarter ended January 29, 2000       $ 19 9/32      $ 12 3/4

Independent Accountants
Arthur Andersen LLP
Birmingham, Alabama

General Counsel
Latham & Watkins
New York, New York