Form 10-K, Exhibit 13
period 2003-02-01
HIBBETT SPORTING GOODS INC
filed 2003-04-25
CIK 1017480

Exhibit 13.1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedules and Exhibits

to

Annual Report

on

Form 10-K

for the Fiscal Year Ended

February 1, 2003

HIBBETT SPORTING GOODS, INC.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

(Dollars In Thousands, Except Per Share Amounts)

	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000	January 30, 1999
	(52 Weeks)	(52 Weeks)	(53 Weeks)	(52 Weeks)	(52 Weeks)
Income Statement Data:
Net sales	$279,187	$241,130	$209,626	$174,312	$143,350
Cost of goods sold, including warehouse, distribution, and store occupancy costs	193,383	167,402	145,800	121,962	100,409

Gross profit	85,804	73,728	63,826	52,350	42,941

Store operating, selling, and administrative expenses	55,529	48,891	40,789	34,142	28,720
Depreciation and amortization	6,866	5,873	4,802	3,762	3,056

Operating income	23,409	18,964	18,235	14,446	11,165

Interest expense, net	214	625	830	422	141

Income before provision for income taxes	23,195	18,339	17,405	14,024	11,024

Provision for income taxes	8,466	6,786	6,593	5,364	4,234

Net income	$14,729	$11,553	$10,812	$8,660	$6,790

Earnings per common share:
Basic:	$1.47	$1.17	$1.11	$0.90	$0.71
Diluted:	$1.44	$1.15	$1.09	$0.88	$0.69

Weighted average shares outstanding:
Basic	10,035,346	9,875,182	9,699,419	9,641,618	9,605,883
Diluted	10,238,008	10,079,040	9,939,577	9,794,971	9,835,910

Selected Operating Data:
Number of stores open at end of period:
Hibbett Sports	351	309	261	206	156
Sports & Co.	4	4	4	4	4
Sports Additions	16	16	17	13	11

Total	371	329	282	223	171

Balance Sheet Data:
Working capital	$70,961	$56,334	$51,684	$37,831	$29,127
Total assets	129,580	115,315	101,252	83,278	68,552
Total debt	—	3,903	9,748	4,391	—
Stockholders’ investment	97,350	80,063	66,665	54,201	45,260

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Hibbett Sporting Goods, Inc. (“we” or “Hibbett”) is a rapidly growing operator of full-line sporting goods stores in small to mid-sized markets predominantly in the Southeast, Mid-Atlantic, and Midwest. Our stores offer a broad assortment of quality athletic equipment, footwear, and apparel with superior customer service. Our merchandise assortment features a broad selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

As of February 1, 2003 we operated 351 Hibbett Sports stores as well as 16 smaller-format Sports Additions athletic shoe stores, and four larger-format Sports & Co. superstores in 20 states. Our primary retail format and growth vehicle is Hibbett Sports, a 5,000-square-foot store located in enclosed malls and dominant strip centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store. We target markets with county populations that range from 30,000 to 100,000. By targeting smaller markets, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs, and a more limited competitive environment than generally faced in larger markets. In addition, we establish greater customer and vendor recognition as the leading full-line sporting goods retailer in these local communities. Although competitors in some markets may carry similar product lines and national brands, we believe that the Hibbett Sports stores are typically the primary, full-line sporting goods retailers in their markets due to the extensive selection of traditional team and individual sports merchandise offered and a high level of customer service.

In fiscal 1994, we began to accelerate our rate of new store-openings to take advantage of the growth opportunities in our target markets. Since fiscal 1994, we have grown our store base from 49 to 371 stores. Our expansion strategy is to continue to open Hibbett Sports stores in our target markets. We plan to open approximately 60 Hibbett Sports stores, net of store closings, in fiscal 2004.

Hibbett operates on a 52- or 53-week fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for fiscal years ended February 1, 2003 and February 2, 2002, include 52 weeks of operations, while the fiscal year ended February 3, 2001, includes 53 weeks of operations. Hibbett has been incorporated under the laws of the State of Delaware since October 6, 1996.

Critical Accounting Policies

Revenue Recognition. Revenue from the sale of merchandise is recognized in revenue at the point of sale. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns, and discounts to customers are provided as reductions in determining sales in the same period the related sales are recorded.

Inventory Valuation. Cost is assigned to store inventories using the retail inventory method. In using this method, the valuation of inventories at cost and the resulting gross margins are computed by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that has been widely used in the retail industry and results in valuing inventories at lower of cost or market when markdowns are taken as a reduction of the retail value of inventories on a timely basis.

Inventory valuation methods require certain significant management estimates and judgments. These include estimates of merchandise markdowns and shrinkage, which significantly affect the ending inventory valuation at cost, as well as the resulting gross margins. The averaging required in applying the retail inventory valuation method and the estimates of shrink and markdowns may, under certain circumstances, result in inaccurate cost figures. Inaccurate inventory cost may be caused by applying the retail inventory to a group of products that have differing characteristics related to gross margin and turnover.

We accrue for shrink based on the actual historical shrink results of our most recent physical inventories. These estimates are compared to actual results as physical inventory counts are taken and reconciled to the general ledger. Store counts are taken on a cyclical basis, and the distribution center is taken at the end of December or in early January every year.

Management believes that the application of the retail inventory method results in an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Accrued Expenses. On a monthly basis, we estimate certain material expenses in an effort to record those expenses in the period incurred. The most material estimate relates to payroll-related expenses, insurance-related expenses, and certain store level operating expenses, such as property taxes and utilities. We estimate our expenses based on current activity and historical results. Differences in management’s estimates and assumptions could result in an accrual materially different from the calculated accrual.

Results of Operations

The following table sets forth consolidated statements of operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001

Net sales	100.0%	100.0%	100.0%
Cost of goods sold, including warehouse, distribution, and store occupancy costs	69.3	69.4	69.6

Gross profit	30.7	30.6	30.4
Store operating, selling, and administrative expenses	19.9	20.3	19.4
Depreciation and amortization	2.4	2.4	2.3

Operating income	8.4	7.9	8.7
Interest expense, net	0.1	0.3	0.4

Income before provision for income taxes	8.3	7.6	8.3
Provision for income taxes	3.0	2.8	3.1

Net income	5.3%	4.8%	5.2%

Fiscal 2003 Compared to Fiscal 2002

Net sales. Net sales increased $38.1 million, or 15.8%, to $279.2 million for the 52 weeks ended February 1, 2003, from $241.1 million in the comparable 52-week period in the prior year. This increase is attributed to the opening of 42 Hibbett Sports stores, net of store closings, in the 52-week period ended February 1, 2003, and a 3.9% increase in comparable store net sales for the 52-week period ended February 1, 2003. The increase in comparable store net sales was primarily due to increased sales in apparel and footwear. Apparel sales, mainly college and pro-licensed products and active wear, were driven by strong consumer demand for retro pro-licensed jerseys, caps and jackets, hooded fleece, and moisture-wicking performance products. Nike basketball shoes, New Balance running shoes, K-Swiss athletic shoes, and the retro and classic look drove footwear sales. Equipment sales were down from last year’s numbers due to the industry’s inability to produce new high-volume fitness items, such as the highly advertised ab-roller from previous years. New stores and stores not in the comparable store net sales calculation accounted for $30.1 million of the increase in net sales, and increases in comparable store net sales contributed $8.0 million. Comparable store net sales data for the year reflect sales for our traditional format Hibbett Sports stores open throughout the period and the corresponding period of the prior fiscal year. During the 52-week period ended February 1, 2003, we opened 45 Hibbett Sports stores and closed 3.

Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores, and occupancy and operating costs for the distribution center. Gross profit was $85.8 million, or 30.7% of net sales, in the 52 weeks ended February 1, 2003, compared with $73.7 million, or 30.6% of net sales, in the same period of the prior fiscal year. The improved gross margin is primarily attributed to a reduction in freight expense of $205,000 this period compared with the same period last year, a decrease as a percent of net sales of 19 basis points, a reduction in warehouse labor-related expenses as a percent of net sales of 10 basis points this year compared with last year, and a reduction in store occupancy costs as a percent of net sales of 10 basis points this period compared with the same period last year. The reduction in freight expense is a result of an increase in direct container shipments, an increase in backhauls, and an increased percentage of full trailer loads. The reduction in warehouse labor-related expenses is due to lower inventory levels per store and less handling of merchandise in the warehouse through increased cross docking. The reduction in store occupancy-related costs as a percentage of net sales is a result of leveraging common area maintenance expenses. These improvements were partially offset by an increase in inventory shortages on a year-over-year basis due to better-than-expected performance in the prior year.

Store operating, selling, and administrative expenses. Store operating, selling, and administrative expenses were $55.5 million, or 19.9% of net sales, for the 52-week period ended February 1, 2003, compared with $48.9 million, or 20.3% of net sales, for the comparable period a year ago. Net of the sale on a leasehold interest, store operating, selling, and administrative expenses were 20.1% of net sales versus 20.3% for the same period last year. The decrease in store operating, selling, and administrative expenses as a percentage of net sales in the 52 weeks ended February 1, 2003, is attributed to the leveraging of store labor and other store-related non-payroll expenses. Retail store labor decreased as a percent of net sales by 10 basis points this period compared with the same 52-week period last year due to higher than expected comparable store sales and improved labor controls. The improvements in store labor and other related non-payroll expenses were somewhat offset by an increase in insurance costs post September 11, 2001. Property and casualty insurance costs increased by $941,000 year over year, a difference as a percent of net sales of 32 basis points.

Depreciation and amortization. Depreciation and amortization as a percentage of net sales was 2.5% in the 52 weeks ended February 1, 2003, and 2.4% in the 52 weeks ended February 2, 2002. The increase as a percent to sales is primarily attributed to a $285,000, or 56% increase, in depreciation of shorter-lived assets, such as Point-of-Sale software.

Interest expense. Net interest expense for the 52 weeks ended February 1, 2003, was $214,000 compared with $625,000 for the 52 weeks ended February 2, 2002. The decrease is attributable to lower borrowing rates and lower levels of borrowing under our credit facilities.

Fiscal 2002 Compared to Fiscal 2001

Net sales. Net sales increased $31.5 million, or 15.0%, to $241.1 million for the 52 weeks ended February 2, 2002, from $209.6 million for the 53 weeks ended February 3, 2001. The increase is attributable to the opening of 53 Hibbett Sports stores and a 2.7% increase in comparable store net sales for fiscal 2002. The increase in comparable store net sales was due primarily to increased footwear sales. The additional week of sales, new stores, and stores not in the comparable store net sales calculation accounted for $26.9 million of the increase in net sales, and increases in comparable store net sales contributed $4.6 million. During fiscal 2002, we closed five Hibbett Sports stores and one Sports Additions store. Comparable store net sales data for the period reflect sales for our traditional format stores open throughout the period and the corresponding period of the prior fiscal year.

Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores, and occupancy and operating costs for the distribution center. Gross profit was $73.7 million, or 30.6% of net sales, in the 52 weeks ended February 2, 2002, compared with $63.8 million, or 30.4% of net sales, in the 53-week fiscal 2001 year. The increase in gross profit as a percentage of net sales was primarily the result of higher product margins due to increased discounts from our vendors, reduced freight costs, and a reduction in inventory shrinkage.

Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $48.9 million, or 20.3% of net sales, in fiscal 2002 compared with $40.8 million, or 19.4% of net sales, in fiscal 2001. The increase in store operating, selling, and administrative expenses as a percentage of net sales in fiscal 2002 is attributable to the under-performance of some of the smaller format stores opened in fiscal 2001.

Depreciation and amortization. Depreciation and amortization as a percentage of net sales was 2.4% in the 52 weeks ended February 2, 2002, and 2.3% in the 53 weeks ended February 3, 2001.

Interest expense, net. Net interest expense for the 52 weeks ended February 2, 2002, was $625,000 compared with $830,000 in the prior 53-week year period. The decrease is attributable to a reduction in borrowing rates and lower levels of borrowing under the Company’s credit facilities throughout the year.

Liquidity and Capital Resources

Our capital requirements relate primarily to new store openings and working capital requirements. Our working capital requirements are somewhat seasonal in nature and typically reach their peak near the end of the third and the beginning of the fourth quarters of our fiscal year. Historically, we have funded our cash requirements primarily through cash flow from operations and borrowings under our revolving credit facilities.

Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Net income has increased in each of the last three fiscal years. In addition, we have continued to increase our inventory levels throughout these periods as the number of stores has increased. However, inventory levels on a per-store basis have decreased. We financed this increase in total inventory primarily through cash generated from operations in each of the last three fiscal years. These activities resulted in cash flows provided by operating activities of $18.2 million, $12.8 million, and $2.5 million in fiscal 2003, fiscal 2002, and fiscal 2001, respectively.

With respect to cash flows from investing activities, capital expenditures for fiscal 2003 were $6.7 million compared with $8.7 million in fiscal 2002 and $8.6 million in fiscal 2001. Capital expenditures for the 52-week period ended February 1, 2003, were primarily related to the opening of 45 new Hibbett Sports stores, the refurbishing of existing stores, and various corporate additions, including automobiles and warehouse equipment.

We estimate capital expenditures in fiscal 2004 to be approximately $9.4 million, which will fund the opening of approximately 65 Hibbett Sports stores (exclusive of store closings), remodel selected existing stores, and fund headquarters and distribution center related capital expenditures.

Net cash (used in) provided by financing activities was ($2.1 million), ($4.0 million), and $7.0 million in fiscal 2003, fiscal 2002, and fiscal 2001, respectively. Cash flows from financing activities have historically represented financing of our long-term growth. In fiscal 2003, we received $1.9 million, excluding the related tax benefit, from proceeds related to stock options exercised and shares issued under the employee stock purchase plan.

We maintain an unsecured revolving credit facility that allows borrowings up to $35 million and which will expire November 5, 2003, subject to annual renewal each November. We also maintain an unsecured working capital line of credit for $7 million, which is subject to annual renewal each November. As of February 1, 2003, we had no debt outstanding under these facilities, compared with $3.9 million outstanding under the facilities, $3.0 million under the revolving credit facility, and $900,000 under the working capital facility on February 2, 2002. Based on our current operating and store opening plans, management believes that we can adequately fund our cash needs for the foreseeable future through borrowings under the credit facility, the working capital line of credit, and cash generated from operations.

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Hibbett Sporting Goods, Inc. at February 1, 2003 (in millions):

	Payments due under contractual obligations
	F 2004	F 2005	F 2006	F 2007	F 2008	Thereafter	Total
Long-term debt—revolving credit facility(1)	$—	$—	$—	$—	$—	$—	$—
Operating Leases(2)	19,559	17,383	13,863	9,709	6,065	12,391	78,970

	$19,559	$17,383	$13,863	$9,709	$6,065	$12,391	$78,970

(1)	See “Long-term Debt”—Financial Statement Note 2.
(2)	See “Leases”—Financial Statement Note 3.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 143 relates to obligations which generally are incurred in connection with the ownership of real property. We currently lease the substantial majority of our real property and, therefore, believe that the provisions of SFAS No. 143 have no material impact on our current operations.

SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. We adopted SFAS 144 during fiscal year 2003. The adoption of SFAS No. 144 had no material impact on our financial condition, results of operations, or cash flows.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”; SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”; and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements.” The rescissions eliminate the requirement to report gains and losses from the extinguishment of debt as an extraordinary item, net of any related income tax effect. This Statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement became effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

We adopted SFAS No. 143, SFAS No. 145, and SFAS No. 146 on February 1, 2003, and expect the adoption of these standards to have no material impact on our financial condition, results of operations, or cash flows.

In December 2002, the FASB issued SFAS 148, which provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. Finally, this Statement amends APB Opinion 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. This Statement is effective for fiscal and interim periods ending after December 15, 2002. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements. See Note 1 for stock-based compensation disclosures.

Dividend Policy

Hibbett has never declared or paid any dividends on its common stock. We currently intend to retain our future earnings to finance the growth and development of our business; and, therefore, we do not anticipate declaring or paying cash dividends on our common stock for the foreseeable future. Any future decision to declare or pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and other factors, as the Board of Directors deems relevant.

Market Risk

Our financial condition, results of operations, and cash flows are subject to market risk from interest rate fluctuations on our revolving credit facility and working capital line of credit, each of which bears interest at rates that vary with LIBOR, prime, or quoted cost of funds rates. The average amount of borrowings outstanding under these agreements during fiscal 2003 was $4,283,000, the maximum amount outstanding was $11,823,000, and the weighted average interest rate was 4.08%. A 10% increase or decrease in market interest rates would not have a material impact on the Company’s financial condition, results of operations or cash flows.

Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer.

Special Note Regarding Forward Looking Statements

The statements contained in this report that are not purely historical or which might be considered an opinion or projection concerning us or our business, whether express or implied, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding our expectations, intentions, plans, or strategies regarding the future. All forward-looking statements included in this document are based upon information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those described or implied in such forward-looking statements because of, among other factors, our ability to execute our expansion plans, a shift in demand for our merchandise, our ability to obtain brand name merchandise at competitive prices, the effect of regional or national economic conditions, and the effect of competitive pressures from other retailers. In addition, the reader should consider the risk factors described from time to time in the Company’s other documents and reports, including the factors described under “Risk Factors” in the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 23, 2002, and any amendments thereto.

Quarterly Fluctuations

We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales and operating income. Our net sales and operating income are typically higher in the fourth quarter due to sales increases during the holiday selling season. However, the seasonal fluctuations are mitigated by the strong product demand in the spring, summer, and back-to-school sales periods. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, merchandise mix, the relative proportion of stores represented by each of the our three store concepts, and demand for apparel and accessories driven by local interest in sporting events.

The following tables set forth certain unaudited financial data for the quarters indicated:

Unaudited Quarterly Financial Data

(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended February 1, 2003
	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (13 Weeks)
Net sales	$70,790	$65,919	$67,004	$75,474
Gross profit	21,998	20,103	20,600	23,103
Operating income	6,705	4,277	5,152	7,275
Net income	$4,217	$2,661	$3,258	$4,593

Basic earnings per common share	$0.42	$0.26	$0.32	$0.46

Diluted earnings per common share	$0.41	$0.26	$0.32	$0.45

	Fiscal Year Ended February 2, 2002
	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (13 Weeks)
Net sales	$60,345	$55,633	$57,737	$67,415
Gross profit	18,464	16,606	17,610	21,143
Operating income	5,645	3,481	4,138	5,699
Net income	$3,419	$2,046	$2,523	$3,566

Basic earnings per common share	$0.35	$0.21	$0.26	$0.36

Diluted earnings per common share	$0.34	$0.20	$0.25	$0.35

In the opinion of our management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars In Thousands)

	February 1, 2003	February 2, 2002
Assets
Current Assets:
Cash and cash equivalents	$12,016	$1,972
Accounts receivable, net	3,371	2,352
Inventories	86,246	81,082
Prepaid expenses and other	760	902
Deferred income taxes	798	1,375

Total current assets	103,191	87,683

Property and Equipment:
Land	24	24
Buildings	221	221
Equipment	20,549	19,331
Furniture and fixtures	12,531	11,480
Leasehold improvements	18,681	17,137
Construction in progress	862	289

	52,868	48,482
Less accumulated depreciation & amortization	26,663	22,011

Total property and equipment	26,205	26,471

Noncurrent Assets:
Deferred income taxes	60	945
Other, net	124	216

Total noncurrent assets	184	1,161

Total Assets	$129,580	$115,315

Liabilities and Stockholders’ Investment
Current Liabilities:
Accounts payable	$24,869	$23,721
Accrued income taxes	1,338	2,308
Accrued expenses:
Payroll-related	3,520	2,954
Other	2,503	2,366

Total current liabilities	32,230	31,349

Long-Term Debt	—	3,903

Commitments and Contingencies

Stockholders’ Investment:
Preferred Stock, $.01 par value, 1,000,000 shares authorized, no shares outstanding	—	—
Common Stock, $.01 par value, 12,000,000 shares authorized, 10,081,167 and 9,927,317 shares issued and outstanding at February 1, 2003 and February 2, 2002 respectively	101	99
Paid-in capital	60,295	57,739
Retained earnings	36,954	22,225

Total stockholders’ investment	97,350	80,063

Total Liabilities and Stockholders’ Investment	$129,580	$115,315

The accompanying notes are an integral part of these consolidated balance sheets.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars In Thousands, Except Per Share Amounts)

	Fiscal Year Ended
	February 1, 2003 (52 Weeks)	February 2, 2002 (52 Weeks)	February 3, 2001 (53 Weeks)

Net sales	$279,187	$241,130	$209,626
Cost of goods sold, including warehouse, distribution, and store occupancy costs	193,383	167,402	145,800

Gross profit	85,804	73,728	63,826

Store operating, selling, and administrative Expenses	55,529	48,891	40,789
Depreciation and amortization	6,866	5,873	4,802

Operating income	23,409	18,964	18,235

Interest expense, net	214	625	830

Income before provision for income taxes	23,195	18,339	17,405

Provision for income taxes	8,466	6,786	6,593

Net income	$14,729	$11,553	$10,812

Basic earnings per share	$1.47	$1.17	$1.11

Diluted earnings per share	$1.44	$1.15	$1.09

Weighted average shares outstanding:
Basic	10,035,346	9,875,182	9,699,419

Diluted	10,238,008	10,079,040	9,939,577

The accompanying notes are an integral part of these consolidated statements.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(Dollars In Thousands)

	Common Stock		Paid-In Capital	Retained Earnings (Deficit)
	Number of Shares	Amount
BALANCE, January 29, 2000	9,653,328	$97	$54,244	$(140)
Net income	—	—	—	10,812
Issuance of shares from the employee stock purchase plan and the exercise of stock options, including the tax benefit	146,000	1	1,651	—

BALANCE, February 3, 2001	9,799,328	98	55,895	10,672
Net income	—	—	—	11,553
Issuance of shares from the employee stock purchase plan and the exercise of stock options, including the tax benefit	127,989	1	1,844	—

BALANCE, February 2, 2002	9,927,317	99	57,739	22,225
Net income	—	—	—	14,729
Issuance of shares from the employee stock purchase plan and the exercise of stock options, including the tax benefit	153,850	2	2,556	—

BALANCE, February 1, 2003	10,081,167	$101	$60,295	$36,954

The accompanying notes are an integral part of these consolidated statements.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars In Thousands)

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,729	$11,553	$10,812

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,866	5,873	4,802
Deferred income taxes	1,462	(469)	(523)
(Gain)/Loss on disposal of assets	(447)	118	16
(Increase) decrease in assets:
Accounts receivable, net	(1,019)	297	(526)
Inventories	(5,164)	(11,024)	(11,992)
Prepaid expenses and other	140	(90)	(86)
Refundable income taxes	—	—	14
Other noncurrent assets	48	19	(124)
Increase (decrease) in liabilities:
Accounts payable	1,148	5,453	(779)
Accrued income taxes	(264)	851	1,883
Accrued expenses	704	608	(381)

Total adjustments	3,474	1,636	(7,696)

Net cash provided by operating activities	18,203	13,189	3,116

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(6,719)	(8,726)	(8,557)
Proceeds from sales of property and equipment	611	28	26

Net cash (used in) investing activities	(6,108)	(8,698)	(8,531)

CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving loan borrowings and repayments, net	(3,903)	(5,845)	5,357
Proceeds from options exercised and purchase of shares under the employee stock purchase plan	1,852	1,442	1,082

Net cash provided by (used in) financing activities	(2,051)	(4,403)	6,439

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,044	88	1,024
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,972	1,884	860

CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,016	$1,972	$1,884

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$194	$580	$762

Income taxes, net of refunds	$7,220	$6,403	$5,233

The accompanying notes are an integral part of these consolidated statements.

HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 1, 2003

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Hibbett Sporting Goods, Inc. (the “Company”) is an operator of full-line sporting goods retail stores in small to mid-sized markets predominately in the Southeast, Mid-Atlantic, and Midwest. The Company’s fiscal year ends on the Saturday closest to January 31 of each year. The consolidated statements of operations for fiscal years ended February 1, 2003, and February 2, 2002, include 52 weeks of operations, while the fiscal year ended February 3, 2001, includes 53 weeks of operations. The Company’s merchandise assortment features a core selection of brand name merchandise emphasizing team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market.

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

Reportable Segments

Hibbett is an operator of full-line sporting good stores in small to mid-sized markets predominately in the Southeast, Mid-Atlantic, and Midwest. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customers, and methods of distribution, the operations of Hibbett constitute only one reportable segment.

Customers

No customer accounted for more than 5% of the Company’s sales during the 52-week periods ended February 1, 2003, or February 2, 2002.

Stock Split

On January 10, 2002, the Board of Directors declared a 3-for-2 Stock Split on the Company’s Common Stock to holders of record on February 1, 2002. All share and per share data has been revised to reflect the effects of the stock split retroactively for all periods presented.

Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company’s business is dependent to a significant degree upon close relationships with its vendors. The Company’s largest vendor, Nike, represented approximately 36%, 27%, and 26% of its purchases in fiscal 2003, 2002, and 2001, respectively.

Property and Equipment

Property and equipment are recorded at cost. It is the Company’s policy to depreciate assets acquired prior to January 28, 1995, using accelerated and straight-line methods over their estimated service lives (3 to 10 years for equipment, 5 to 10 years for furniture and fixtures, and 10 to 31.5 years for buildings) and to amortize leasehold improvements using the straight-line method over the periods of the applicable leases. Depreciation on assets acquired subsequent to January 28, 1995, is provided using the straight-line method over their estimated service lives (3 to 5 years for equipment, 7 years for furniture and fixtures, and 39 years for buildings) or, in the case of leasehold improvements, 10 years or over the lives of the respective leases, if shorter.

Maintenance and repairs are charged to expense as incurred. Costs of renewals and improvements are capitalized by charges to property accounts and are depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Revenue Recognition

During the fourth quarter of fiscal 2002, Hibbett changed its layaway policy from recognizing merchandise revenues at the time of sale to recognizing merchandise revenues at the time the customer takes possession of the merchandise. All merchandise sales occur on-site in the Company’s retail stores, and the customers have the option of paying the full purchase price of the merchandise upon sale or paying a down payment and placing the merchandise on layaway. The customer may make further payments in installments, but the entire purchase price for merchandise placed on layaway must be received by Hibbett within 30 days. The customer takes possession of merchandise placed on lay away upon full payment.

Hibbett records the down payment and any installments as deferred revenue until the customer pays the entire purchase price for the merchandise and takes possession of such merchandise, at which time Hibbett recognizes revenue and eliminates the applicable deferred revenue balance. Previously, Hibbett recorded the purchase price for merchandise placed on layaway as revenue, recorded the initial down payment as cash, and recorded an account receivable for the amount the customer still owed for the purchase price of the merchandise. Because all merchandise placed on layaway must be paid in full and delivered to the customer within 30 days of the sale, the change in accounting policy with respect to recognizing revenue at the time the customer takes possession of the merchandise only defers the recognition of revenue for merchandise that is placed on layaway within 30 days of the end of a fiscal quarter which is not paid in full and delivered prior to the end of such fiscal quarter. This change in accounting policy has had an immaterial impact on Hibbett’s revenues, gross profit, net income, and earnings per share, for both quarterly and annual reporting purposes.

The cost of coupon sales incentives are recognized at the time the related revenue is recognized by Hibbett. Proceeds received from the issuance of gift cards are initially recorded as deferred revenue, and such proceeds are subsequently recognized as revenue at the time the customer redeems such gift cards and takes possession of the merchandise.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs

Hibbett considers individual store closings to be a normal part of operations and expenses all related costs at the time of closing.

Advertising

Hibbett participates in various advertising and marketing cooperative programs with its vendors, who, under these programs, reimburse Hibbett for certain costs incurred. A receivable for cooperative advertising to be reimbursed is recorded as a decrease to expense as the reimbursements are earned. Hibbett’s gross advertising costs for the 52 weeks ended February 1, 2003, and February 2, 2002, were $2,947,576 and $2,625,150, respectively.

Interest

Interest expense amounts for the 52 weeks ended February 1, 2003, and February 2, 2002, were $239,813 and $628,304, respectively, shown net of interest income of $26,142 and $3,600, respectively.

Stock-Based Compensation

Stock-based compensation cost is measured under the intrinsic value method in accordance with Accounting Principles Bulletin No. 25. Pro forma disclosures of net income and earnings per share are presented in Note 7 as if the fair value method had been applied, as required under Statement of Financial Accounting Standards (“SFAS”) No. 123.

If the Company had recorded compensation costs in accordance with SFAS No. 123 under the fair value based method (using the Black-Scholes option pricing model), the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Net income—as reported	$14,729	$11,553	$10,812
Net income—pro forma	13,746	10,956	10,206

Diluted earnings per share—as reported	1.44	1.15	1.09
Diluted earnings per share—pro forma	1.34	1.08	1.02

The weighted average assumptions for determining compensation costs under the fair value method include (i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the options (4.5%, 5.0%, and 6.6% for fiscal 2003, 2002 and 2001, respectively), (ii) an expected stock volatility of 58%, and (iii) no expected dividend yield.

Fair Value of Financial Instruments

In preparing disclosures about the fair value of financial instruments, management believes that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings, long-term debt, and accounts payable, because of the short maturities of those instruments.

Earnings Per Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings. Diluted EPS has been computed based on the weighted average number of shares outstanding, including the effect of outstanding stock options, if dilutive, in each respective year.

A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Weighted average shares outstanding:
Basic	10,035,346	9,875,182	9,699,419
Dilutive effect of stock options	202,662	203,858	240,158
Diluted	10,238,008	10,079,040	9,939,577

For the 52-week period ended February 1, 2003, 7,500 anti-dilutive options were appropriately excluded from the computation. For the 52-week period ended February 2, 2002, 139,650 anti-dilutive options were appropriately excluded from the computation. For the 53-week period ended February 3, 2001, 18,150 anti-dilutive options were appropriately excluded from the computation.

Accounting for the Impairment of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining balance of long-lived assets and intangibles may be impaired and not recoverable. The Company’s policy is to recognize any impairment loss on long-lived assets as a charge to current income when certain events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

Prior Year Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 143 relates to obligations which generally are incurred in connection with the ownership of real property. We currently lease the substantial majority of our real property and, therefore, believe that the provisions of SFAS No. 143 have no material impact on our current operations.

SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. We adopted SFAS No. 144 during fiscal year 2003. The adoption of SFAS No. 144 had no material impact on our financial condition, results of operations, or cash flows.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”; SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”; and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements.” The rescissions eliminate the requirement to report gains and losses from the extinguishment of debt as an extraordinary item, net of any related income tax effect. This Statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement became effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

We adopted SFAS No. 143, SFAS No. 145, and SFAS No. 146 on February 1, 2003, and expect the adoption of these standards to have no material impact on our financial condition, results of operations, or cash flows.

In December 2002, the FASB issued SFAS 148, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. Finally, this Statement amends APB Opinion 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. This Statement is effective for fiscal and interim periods ending after December 15, 2002. Management does not expect this Statement to have a material impact to the Consolidated Financial Statements. See section above for stock-based compensation disclosures.

2. LONG-TERM DEBT

The Company maintains an unsecured revolving credit facility, which will expire November 5, 2003, and allows borrowings up to $35 million. The Company also maintains an unsecured working capital line of credit for $7 million, which is subject to annual renewal (collectively, the “Debt Agreements”). As of February 1, 2003, the Company had no borrowings outstanding under these facilities. The average amount of borrowings outstanding under the Debt Agreements during fiscal 2003 was $4,283,000, the maximum outstanding was $11,823,000, and the weighted average interest rate was 4.08%. The average amount of borrowings outstanding under the Debt Agreements during fiscal 2002 was $10,304,000, the maximum outstanding was $18,860,000, and the weighted average interest rate was 5.21%. The average amount of borrowings outstanding under the Debt Agreements during fiscal 2001 was $9,387,000, the maximum amount outstanding was $22,406,000, and the weighted average interest rate was 7.68%.

The Company’s Debt Agreements contain certain restrictive covenants common to such agreements. The Company was in compliance with respect to its covenants at February 1, 2003.

3. LEASES

The Company leases the premises for its retail sporting goods stores under operating leases which expire in various years through the year 2013. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Rental payments typically include minimum rentals plus contingent rentals based on sales.

In February 1996, the Company entered into a sale-leaseback transaction to finance its warehouse and office facilities. In December 1999, the related operating lease was amended to include the fiscal 2000 expansion of these facilities. The amended lease rate is $784,000 per year and will expire in December 2014.

Future minimum rental payments under noncancelable operating leases having remaining terms in excess of one year as of February 1, 2003, are as follows:

Fiscal Year Ending
2004	$19,559,000
2005	17,383,000
2006	13,863,000
2007	9,709,000
2008	6,065,000
Thereafter	12,391,000

$78,970,000

Rental expense for all operating leases consisted of the following:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Minimum rentals	$18,143,000	$15,906,000	$12,969,000
Contingent rentals	1,342,000	1,011,000	1,043,000

	$19,485,000	$16,917,000	$14,012,000

4. PROFIT-SHARING PLAN

The Company maintains a 401(k) profit-sharing plan (the “Plan”) which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company’s contribution to the Plan equals (1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant’s compensation. Contribution expense amounts for fiscal years 2003, 2002, and 2001 were $404,000, $242,000, and $344,000, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company’s largest stockholder, The SK Equity Fund, L.P. and SK Investment Fund, L.P., provides financial advisory services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $200,000 in fiscal 2003, fiscal 2002, and fiscal 2001. During fiscal 2003, the Company filed an S-3 on behalf of this stockholder. Approximately $248,000 will be reimbursed by the stockholder to the Company for expenses incurred with the filing.

The Company leases one store under a sublease arrangement from Books-A-Million, Inc. that is controlled by a minority stockholder, Charles B. Anderson, and which expires in June 2008. Minimum lease payments were $191,000 in fiscal 2003, fiscal 2002, and fiscal 2001. Future minimum lease payments under this noncancelable sublease aggregate approximately $1.0 million.

6. INCOME TAXES

A summary of the components of the provision (benefit) for income taxes is as follows:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Federal:
Current	$6,536,000	$6,439,000	$6,108,000
Deferred	1,272,000	(384,000)	(423,000)

	7,808,000	6,055,000	5,685,000

State:
Current	468,000	816,000	1,008,000
Deferred	190,000	(85,000)	(100,000)

	658,000	731,000	908,000

Provision for income taxes	$8,466,000	$6,786,000	$6,593,000

The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Tax provision computed at the federal statutory rate	$8,120,000	$6,235,000	$5,918,000
Effect of state income taxes, net of benefits	313,000	520,000	574,000
Other	33,000	31,000	101,000

	$8,466,000	$6,786,000	$6,593,000

Temporary differences that create deferred tax assets are detailed below:

	February 1, 2003		February 2, 2002
	Current	Noncurrent	Current	Noncurrent
Depreciation	$—	$60,000	$—	$945,000
Inventory	381,000	—	762,000	—
Accruals	505,000	—	743,000	—
Other	(88,000)	—	(130,000)	—

Deferred tax asset	$798,000	$60,000	$1,375,000	$945,000

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

The Hibbett Sporting Goods, Inc. Employee Stock Option Plan, as amended (the “Original Option Plan”), authorizes the granting of stock options for the purchase of up to 99,528 shares of common stock. Options granted pursuant to the Original Option Plan vest over a three-year period for 38,053 shares, a five-year period for 61,475 shares, and expire on the tenth anniversary of the date of grant. All of the 99,528 options available under the Original Option Plan have been granted and all such options have been exercised.

In fiscal 1997, the Company adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan, as amended (the “1996 Option Plan”). The 1996 Option Plan authorizes the granting of stock options for the purchase of up to 1,332,849 shares of common stock, including an amendment to the plan in fiscal 2002 which authorized the granting of an additional 525,000 stock options. Options granted vest over a five-year period and expire on the tenth anniversary of the date of grant.

A summary of the status of the Company’s stock option plans is as follows:

	Fiscal Year Ended
	February 1, 2003		February 2, 2002		February 3, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	574,971	$14.12	591,982	$11.98	597,915	$11.03
Granted	137,675	22.11	123,900	19.92	142,650	10.50
Exercised	(147,396)	11.63	(103,233)	10.28	(137,120)	6.30
Forfeited	(27,345)	17.25	(37,678)	12.37	(11,463)	11.74

Outstanding at end of year	537,905	$16.50	574,971	$14.12	591,982	$11.98

Exercisable at end of year	174,255	$14.29	209,946	$13.14	184,508	$11.74

Weighted average fair value of options granted		$15.35		$10.96		$8.43

The following table summarizes information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at February 1, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 1, 2003	Weighted Average Exercise Price
$4.07	4,726	3.2	$4.07	4,726	$4.07
$10.00 to $13.54	216,224	6.4	$11.04	92,084	$11.05
$16.67 to $19.92	180,255	6.8	$19.18	75,945	$18.74
$20.57 to $22.98	136,700	9.0	$22.03	1,500	$20.57

No compensation costs were accrued in fiscal 2003. In fiscal 2002, compensation costs of $11,000 were accrued related to the difference in the estimated market value of the stock and the nonqualified option exercise price. As these options are exercised, the excess of the proceeds and accruals over the par value is credited to paid-in capital. Additionally, the tax benefit associated with 1) the exercise of nonqualified stock options and 2) disqualifying dispositions of shares acquired in the Company’s option plans, is also credited to paid-in capital and amounted to $706,000 in fiscal 2003, $402,000 in fiscal 2002, and $570,000 in fiscal 2001.

Other Plans

On September 13, 1996, the Company adopted an Employee Stock Purchase Plan and Outside Director Stock Plan reserving 112,500 shares and 175,000 shares of the Company’s common stock, respectively, for purchase by the employees and directors at 85% and 100% of the fair value of the common stock, respectively. During fiscal 2003, the Company granted a total of 22,500 options under the Outside Director Stock Plan. On January 31, 2003, the Company granted 15,000 options at an exercise price of $21.41(market value at date of grant) and on June 5, 2002, the Company granted 7,500 options at an exercise price of $25.98 (market value at date of grant). On February 1, 2002, and January 31, 2001, the Company granted 11,250 options at exercise prices of $20.42 and $23.15 (market value at the date of grant) respectively, under the Outside Director Stock Plan. These options vest immediately and expire on the earlier of the tenth anniversary of the grant or one year from the date on which an optionee ceases to be an Eligible Director. The Employee Stock Purchase Plan became effective on April 1, 1997, and as of February 1, 2003, 37,843 shares have been issued and 74,657 shares are reserved for future purchase.

8. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

Independent Auditors’ Report

The Board of Directors

Hibbett Sporting Goods, Inc.:

We have audited the accompanying consolidated balance sheets of Hibbett Sporting Goods, Inc. (a Delaware corporation) and subsidiaries (the Company) as of February 1, 2003, and February 2, 2002, and the related consolidated statements of operations, stockholders’ investment, and cash flows for the two fiscal years in the period ended February 1, 2003. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules for the fiscal years ended February 1, 2003, and February 2, 2002, as listed in Item 14(a)2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of February 1, 2003, and February 2, 2002, and the results of their operations and their cash flows for the two fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Birmingham, Alabama

March 12, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hibbett Sporting Goods, Inc.:

We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (a Delaware corporation) AND SUBSIDIARIES as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Birmingham, Alabama

March 13, 2002