Form 10-K/A, Exhibit 13
period 2003-02-01
HIBBETT SPORTING GOODS INC
filed 2003-05-01
CIK 1017480

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

Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Net income has increased in each of the last three fiscal years. In addition, we have continued to increase our inventory levels throughout these periods as the number of stores has increased. However, inventory levels on a per-store basis have decreased. We financed this increase in total inventory primarily through cash generated from operations in each of the last three fiscal years. These activities resulted in cash flows provided by operating activities of $18.2 million, $13.2 million, and $3.1 million in fiscal 2003, fiscal 2002, and fiscal 2001, respectively.

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

Net cash (used in) provided by financing activities was ($2.1 million), ($4.4 million), and $6.4 million in fiscal 2003, fiscal 2002, and fiscal 2001, respectively. Cash flows from financing activities have historically represented financing of our long-term growth. In fiscal 2003, we received $1.9 million, excluding the related tax benefit, from proceeds related to stock options exercised and shares issued under the employee stock purchase plan.

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

Inventories

Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The Company’s business is dependent to a significant degree upon close relationships with its vendors. The Company’s largest vendor, Nike, represented approximately 36%, 32%, and 26% of its purchases in fiscal 2003, 2002, and 2001, respectively.

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